Exhibit 99.1

Notice of Annual General Meeting of Shareholders and Management Information Circular July 17, 2023

Notice of Annual General Meeting of Shareholders and of Availability of Proxy Materials

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Alithya Group inc. (the “Company”) will be held as a virtual meeting on Wednesday, September 13, 2023 at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

ITEMS OF BUSINESS		FOR MORE DETAILS, PLEASE REFER TO

1	Receiving the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2023 and the auditor’s report thereon (the “Annual Financial Statements”);	Section entitled “Business of the Meeting – Financial Statements” of the management information circular dated July 17, 2023 (the “Information Circular”).

2	Electing the directors of the Company;	Sections entitled “Business of the Meeting – Election of Directors” and “Nominees for Election to the Board” of the Information Circular.

3	Appointing the auditor for the year ending March 31, 2024 and authorizing the Board of Directors to fix the auditor’s remuneration; and	Section entitled “Business of the Meeting – Appointment of the Auditor” of the Information Circular.

4	Considering such other business that may properly come before the Meeting or any adjournment or postponement thereof.	Section entitled “Business of the Meeting – Other Business” of the Information Circular.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms an integral part of this notice. The Board of Directors has fixed July 17, 2023 as the record date for the determination of the shareholders entitled to receive notice of the Meeting and vote at the Meeting. To align with our ESG standards and maximize the number of participants at the Meeting, the Company will be holding the Meeting virtually via a live audio webcast available online at https://web.lumiagm.com/458064416, where all shareholders regardless of geographic location will have an equal opportunity to participate and vote.

Notice-and-Access

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver the Information Circular prepared in connection with the Meeting and the Annual Financial Statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of the Information Circular and the Annual Financial Statements, these are posted online for the Company’s shareholders to access them, which reduces mailing and printing costs, and is more environmentally friendly as it reduces paper use. Shareholders will therefore receive by mail (i) this notice, which explains how to access the Information Circular and the Annual Financial Statements electronically, and request paper copies, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders), with instructions on how to vote, and (iii) an additional document explaining how to attend and vote at the Meeting (the “Virtual Meeting User Guide”). Shareholders who have signed up for electronic delivery of Meeting materials will, however, receive them via email.

How to Access the Information Circular and Annual Financial Statements

The Information Circular and Annual Financial Statements and other Meeting materials are available on our website at investors.alithya.com, on the website of our transfer agent, TSX Trust Company (“TSX Trust”), at www.meetingdocuments.com/TSXT/ALYA, as well as on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

How to Request Paper Copies

Shareholders may request paper copies of the Information Circular and Annual Financial Statements at no cost.

Before the Meeting, shareholders may request paper copies on the website of TSX Trust at www.meetingdocuments.com/TSXT/ALYA or by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request. To receive a paper copy of the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 11, 2023, requests must be received by no later than 10:00 a.m. (Eastern Daylight Time) on August 30, 2023. Shareholders who request paper copies of these documents will not receive a new form of proxy or VIF and should therefore keep the form sent to them in order to vote their shares.

After the Meeting, requests for paper copies may be made by email at secretariat@alithya.com, by mail at Corporate Secretariat, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5, or by phone at 1-844-985-5552. Paper copies of the documents will be sent within ten business days of receipt of the request.

ALITHYA  |  Notice of Meeting and of Availability of Materials       II

How to Vote

Shareholders may vote prior to the Meeting or at the Meeting. It is however recommended that shareholders vote prior to the Meeting using all forms of proxy or VIFs received even if they intend to attend the Meeting. Shareholders should read the Information Circular and other Meeting materials before voting and refer to the instructions on their form of proxy or VIF and in the Information Circular for details on how to vote. Voting instructions must be received by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 11, 2023 (or if the Meeting is adjourned or postponed, by 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting).

How to Attend the Meeting

The Meeting will be held virtually via a live audio webcast available online at https://web.lumiagm.com/458064416 and will be open to all shareholders as well as to the general public, except that only registered shareholders and duly appointed and registered proxyholders will have the opportunity to vote and ask questions. The process to attend the Meeting is different for registered shareholders and non-registered shareholders. Please refer to the information contained in this notice, the Information Circular and the Virtual Meeting User Guide. It is recommended to undertake all required steps at least one week before the Meeting and to join the Meeting at least 15 minutes before it begins to avoid missing the beginning due to technical difficulties.

REGISTERED SHAREHOLDERS

Shareholders who received a form entitled “Form of Proxy” or an email directed to registered shareholders from TSX Trust are registered shareholders. To attend the Meeting, registered shareholders may visit https://web.lumiagm.com/458064416 on the day of the Meeting, select the option “I have a login” and enter the 13-digit control number that appears on their form of proxy or in the email they received, as their username, and “alithya2023” (case sensitive) as their password.

Registered shareholders who appointed someone other than the persons named by management as their proxyholder to represent them at the Meeting must, after having submitted their proxy, either contact or have their proxyholder contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-647-252-9650, or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 to register such other person by providing an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting.

NON-REGISTERED SHAREHOLDERS

Shareholders who received a form entitled “Voting Instruction Form” from TSX Trust or their intermediary or an email requesting voting instructions from their intermediary, and shareholders who participate in the Company’s Employee Share Purchase Plan (“ESPP Participants”) are non-registered shareholders. Non-registered shareholders are shareholders whose shares are registered in the name of their intermediary (such as a securities broker or a financial institution) which holds them on their behalf. As the Company and TSX Trust do not typically have a record of such shareholders, and, as a result, of their entitlement to vote, non-registered shareholders who wish to vote and ask questions at the Meeting or appoint someone other than the persons named by management to do so must follow the following two steps:

Step 1: Submit their voting instructions and appoint themselves or someone else as their proxyholder by mail, internet, fax or email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 or such earlier deadline their intermediary may fix. Voting by phone is not recommended as it is not possible to appoint someone other than the persons named by management by phone.

Important Note: U.S. non-registered shareholders who are not ESPP Participants and who wish to appoint themselves or a proxyholder must obtain a legal proxy form from their intermediary and submit it to TSX Trust by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023.

Step 2: Once their voting instructions or legal proxy form has been submitted, non-registered shareholders or their proxyholder must contact TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-647-252-9650, or complete the online form at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 to register by providing an email address at which TSX Trust will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting.

Once these steps are completed and a proxyholder control number has been received, non-registered shareholders or their proxyholder will be able to attend the Meeting at https://web.lumiagm.com/458064416 by selecting the option “I have a login” and entering their proxyholder control number as their username and “alithya2023” (case sensitive) as their password. Without a proxyholder control number, non-registered shareholders and their proxyholders will only be able to attend the Meeting by selecting the option “I am a guest”, which will not entitle them to vote or ask questions. Non-registered shareholders who do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 will not be able to obtain a proxyholder control number. The control number appearing on their VIF is NOT a proxyholder control number and may not be used to attend the Meeting.

Questions

For questions about “Notice-and-Access” or for assistance to vote, shareholders may contact TSX Trust by phone at 1-800-387-0825 or by email at shareholderinquiries@tmx.com or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable.

Montréal, Québec

July 17, 2023

By Order of the Board of Directors,

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

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Letter to Shareholders

Dear Shareholders,

On behalf of the Board of Directors (the “Board”) and the management team of Alithya Group inc. (“Alithya” or “Company”), we hereby invite you to attend our 2023 annual general meeting of shareholders (the “Meeting”).

Alithya’s performance in fiscal 2023 highlights several milestones laid out in our strategic plan, including surpassing the $500 million mark in terms of annual revenues. Fiscal 2023 was another year of revenue and performance growth, accelerated by the integration of the international operations of past acquisitions. Accordingly, the scope of our service offering, the competencies of our professionals, and the range of geographies that we service have increased dramatically.

Company-wide, the completion of the integration of recent acquisitions has increased our efficiencies through a number of operational synergies. Additionally, we believe that Alithya remains well-positioned to be the trusted advisor of current and potential clients in order to accompany them on their digital transformation journey.

Fiscal 2023 also marked the furtherance of our commitment to doing the right thing. Since launching our inaugural Environmental, Social, and Governance (ESG) report in September 2022, we have deployed efforts on several fronts toward achieving the goals we set for each of the principal drivers behind Alithya’s ESG journey. We are currently in the final stages of preparing our second ESG Report, and we look forward to sharing our progress with you in the days ahead.

As we celebrate the achievement of strategic objectives, we are also in the early stages of developing our next comprehensive 3-year strategic plan, to be implemented on April 1, 2024 as we begin our fiscal 2025 year. That process has included consultations with clients, investors, and members of our internal teams to ensure that our goals are precisely aligned as we move forward together.

We would also like to take this opportunity to thank Ms. Gilbert and Mr. James Renacci, who will not stand for re-election at the Meeting, for their past contributions.

In closing, we hope that you will be able to join us for our 2023 annual general meeting of shareholders. We encourage you to review the enclosed information, to consider the resolutions put forward, and to exercise your vote. Your vote is important. The Meeting also provides an opportunity for you to express your opinions and to address any questions that you might have.

Thank you for your continued support for our company. We look forward to welcoming you at this year’s Meeting, and to sharing insights about our fiscal 2023 successes.

Sincerely,

Pierre Turcotte	Paul Raymond
Chair of the Board	President and
Chief Executive Officer

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Table of Contents

GENERAL INFORMATION	2

Notice-and-Access	2

General Proxy Matters and Virtual Meeting Matters	3

Who Can Vote	3

How to Vote	3

How to Complete your Form and How Your Shares Will Be Voted	5

Voting at the Meeting	5

Changing your Vote	6

Conduct at the Meeting & Asking Questions	6

Additional Information	7

Proxy Solicitation	7

Transfer Agent	7

Authorized Share Capital	7

Normal Course Issuer Bid	8

Principal Shareholders	8

BUSINESS OF THE MEETING	9

Financial Statements	9

Election of Directors	9

Appointment of the Auditor	9

Other Business	9

NOMINEES FOR ELECTION TO THE BOARD	10

Description of the Nominee Directors	10

Cease trade orders, bankruptcies and penalties	13

Board and Committee Attendance	14

Board Skills Matrix	14

DIRECTOR COMPENSATION	15

Structure of Compensation	15

Director Compensation Table	16

Incentive Plan Awards - Outstanding Awards	17

Incentive Plan Awards – Value Vested or Earned During the Year	17

Director Share Ownership Requirement	17

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	19

Board of Directors	19

Mandate of the Board	19

Composition of the Board	19

Committees’ Mandates and Membership	20

Board Renewal	23

Nomination to the Board	23

Director Orientation and Continuing Education	25

Talent Management and Succession Planning	26

Shareholder Engagement	27

Shareholder engagement by Management	27

Shareholder engagement by Directors	27

Environmental, Social and governance	28

Board and Management Oversight of ESG	28

Material ESG Topics and Recent Developments	28

Code of Business Conduct	30

Related Party Transactions	30

Insider Trading Policy	31

Disclosure Policy	31

Clawback Policy	31

COMPENSATION DISCUSSION AND ANALYSIS	32

Letter from the Chair of the Human Capital and Compensation Committee	32

Executive Compensation Program	33

Executive Compensation Approach	33

Compensation Review Process	34

Named Executive Officers	35

Executive Compensation Description	35

Compensation of the NEOs	39

Incentive Plan Awards Held and Vested	40

Performance Graph	42

Trends in Compensation	43

Long Term Incentive Plan	43

Employment Arrangements of the NEOs	45

OTHER INFORMATION	47

Indebtedness of Directors and Executive Officers	47

Interest of Informed Persons and Others in Material Transactions	47

Shareholder Proposals	47

Availability of Documents	47

Approval	47

SCHEDULE A | LONG TERM INCENTIVE PLAN AND SHARE PURCHASE PLAN DESCRIPTION	48

SCHEDULE B | MANDATE OF THE BOARD	52

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General Information

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management of Alithya Group inc. for use at its annual general meeting of shareholders which will be held on Wednesday, September 13, 2023, at 10:00 a.m. (Eastern Daylight Time), for the purposes set forth in the foregoing Notice of Meeting, or at any adjournment or postponement thereof (the “Meeting”). To align with our ESG standards and maximize the number of participants at the Meeting, the Company will be holding the Meeting virtually via a live audio webcast available online, where all shareholders regardless of geographic location will have an equal opportunity to participate and vote.

The record date for determination of shareholders entitled to receive notice of, and vote at, the Meeting is July 17, 2023 (the “Record Date”).

In this document “you” and “your” refer to the shareholders of Alithya Group inc. and “Alithya”, the “Company”, “we”, “us”, or “our” refer to Alithya Group inc. (and, where the context so requires, Alithya Group inc. and its subsidiaries).

The information provided in this Information Circular that relates to financial information is provided as at March 31, 2023. Except as otherwise stated, all other information is provided as at July 17, 2023 and all dollar amounts shown are in Canadian dollars.

NOTICE-AND-ACCESS

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver this Information Circular and the annual financial statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of this Information Circular to shareholders holding Class A subordinate voting shares (“subordinate voting shares”) or Class B multiple voting shares (“multiple voting shares” and, collectively with the subordinate voting shares, the “Shares”) as of the Record Date, this Information Circular is being posted online for shareholders to access it electronically, which reduces printing and mailing costs and is more environmentally friendly as it reduces paper use. Shareholders will therefore receive by mail (i) a notice explaining how to electronically access the Information Circular and the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2023 and the auditor’s report thereon (the “Annual Financial Statements”), how to request paper copies thereof, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders) with instructions on how to vote, and (iii) a document explaining how to attend the Meeting. Shareholders who have already signed up for electronic delivery of Meeting materials will, however, continue to receive them by email.

Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners who do not object to such disclosure. Alithya is sending proxy-related materials directly to registered shareholders and non-registered shareholders who are non-objecting beneficial owners and is paying for intermediaries to deliver such materials to non-registered shareholders who are objecting beneficial owners.

HOW TO ACCESS THE INFORMATION CIRCULAR AND THE ANNUAL FINANCIAL STATEMENTS ELECTRONICALLY

This Information Circular and the Annual Financial Statements are available on our website at investors.alithya.com, on the website of our transfer agent, TSX Trust Company (“TSX Trust”) at www.meetingdocuments.com/TSXT/ALYA, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

HOW TO REQUEST A PAPER COPY OF THE INFORMATION CIRCULAR AND ANNUAL FINANCIAL STATEMENTS

You may request a paper copy of the Information Circular and the Annual Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR and EDGAR.

Before the Meeting, shareholders may request paper copies of the Information Circular and the Annual Financial Statements prior to the Meeting on the website of TSX Trust at www.meetingdocuments.com/TSXT/ALYA or by contacting TSX Trust at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request. Your request should be received no later than 10:00 a.m. (Eastern Daylight Time) on August 30, 2023 in order to receive the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 11, 2023. Shareholders who request paper copies of the Information Circular and Annual Financial Statements will not receive a new form of proxy or VIF and should therefore keep the original form sent to them in order to vote their Shares.

After the Meeting, requests for paper copies may be made by email at secretariat@alithya.com, by mail at Corporate Secretariat, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5 or by phone at 1-844-985-5552. Paper copies will be sent within ten business days of receipt of the request.

QUESTIONS?

If you have questions about “Notice-and-Access” or if you require assistance to vote or attend the Meeting, please contact TSX Trust by phone at 1-800-387-0825 or by email at shareholderinquiries@tmx.com, or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable.

If you have questions about the information contained in this Information Circular, please contact our Corporate Secretariat team by email at secretariat@alithya.com or by mail at the address indicated in the section above.

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GENERAL PROXY MATTERS AND VIRTUAL MEETING MATTERS

Who Can Vote

Shareholders holding subordinate voting shares or multiple voting shares as at the close of business on the Record Date are entitled to vote at the Meeting or at any adjournment or postponement thereof. Your vote is important. Voting by proxy prior to the Meeting is the easiest way to vote your Shares. As a shareholder, it is important that you read this Information Circular carefully and vote your Shares either prior to the Meeting by proxy or at the Meeting by following the steps explained below.

Depending on how your Shares are registered, you may be a registered shareholder for a portion of your Shares and a non-registered shareholder for the balance thereof and may accordingly receive both a form of proxy and a VIF. It is recommended to vote using all forms received to ensure that all of your Shares are voted.

Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by TSX Trust, in its capacity of plan administrator, (“ESPP Participants”) will receive the Meeting materials electronically from TSX Trust with instructions on how to vote using the internet.

How to Vote

REGISTERED SHAREHOLDERS

You are a registered shareholder if your Shares are registered in your name (i.e. your name appears on your share certificate or Direct Registration System (DRS) statement) and you received a form entitled “Form of Proxy” or an email directed to registered shareholders from TSX Trust.

Option 1 - Voting by Proxy Prior to the Meeting (Form of Proxy)

Voting by proxy means appointing a proxyholder (i.e. the persons named by management, yourself or someone else) to vote as per your voting specifications, if any, at the Meeting. You may vote by proxy using one of the methods described below:

Internet: Go to www.tsxtrust.com/vote-proxy and follow the instructions. You will need your 13-digit control number that appears on your form of proxy or in the email TSX Trust sent you, if you signed up for electronic delivery.

Phone: Call 1-888-489-7352 (toll free in Canada and the U.S.). You will need your 13-digit control number that appears on your form of proxy or in the email you received from TSX Trust. If you vote by phone, you will not be able to appoint anyone other than the persons named by management as your proxyholder to represent you at the Meeting. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Fax or email: Complete your form of proxy and send it to TSX Trust by fax at 1-416-595-9593, or scan and email it to TSX Trust at proxyvote@tmx.com.

Mail: Complete and return your form of proxy in the prepaid envelope provided.

Your duly completed form of proxy must be received by TSX Trust, or you must have voted on the internet, by phone, by fax or by email by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 or, if the Meeting is adjourned or postponed, 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you elect to vote on the internet or by phone, you do not need to return your form of proxy.

When completing your form of proxy, make sure to indicate the name of the person you wish to appoint as your proxyholder to attend the Meeting on your behalf or leave the space for the appointment blank if you wish to appoint the persons named by management. In both cases, it is recommended to indicate how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. If you appoint a proxyholder who is not the persons named by management, once your form is submitted, please contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-647-252-9650, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 in order to register your proxyholder by providing an email address at which TSX Trust will send a 13-digit proxyholder control number for your proxyholder to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Without a proxyholder control number, your proxyholder will be unable to join the Meeting and if your proxyholder does not join the Meeting, your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Option 2 – Attending and Voting at the Meeting

If you wish to attend and vote at the Meeting, you do not need to complete or submit your form of proxy. You may simply visit https://web.lumiagm.com/458064416 on the day of the Meeting, select the option “I have a login” and enter the 13-digit control number that appears on your form of proxy or in the email TSX Trust sent you, if you signed up for electronic delivery, as your control number and “alithya2023” (case sensitive) as your password. Once logged in, simply follow the instructions on the screen during the Meeting. Joining the Meeting by selecting the option “I am a guest” will not allow you to vote or ask questions at the Meeting.

If you wish to appoint someone else to attend the Meeting on your behalf, please follow the instructions indicated in the preceding section entitled “Option 1 – Voting by Proxy Prior to the Meeting (Form of Proxy)”.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder if your Shares are not registered in the records of the Company directly in your name, but instead in the name of an intermediary (such as a securities broker or a financial institution) which holds them on your

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behalf. If you received a form entitled “Voting Instruction Form” from TSX Trust or your intermediary or an email requesting voting instructions from your intermediary, your Shares are not registered in your name.

Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by TSX Trust, in its capacity of plan administrator, are non-registered shareholders and will receive the Meeting materials electronically from TSX Trust with instructions on how to vote using the internet, which instructions are similar to those described below.

Option 1 - Voting by Proxy Prior to the Meeting (Voting Instruction Form)

Voting by proxy means appointing a proxyholder (i.e. the persons named by management, yourself or someone else) to vote as per your voting instructions, if any, at the Meeting. Instructions for voting by proxy prior to the Meeting vary depending on whether you received a VIF from TSX Trust or your intermediary.

If you received a VIF from TSX Trust, you may vote by proxy by giving your voting instructions using one of the methods described below:

Internet: Go to www.tsxtrust.com/vote-proxy and follow the instructions. You will need your 13-digit control number that appears on your VIF.

Phone: Call 1-888-489-7352 (toll free in Canada and the U.S.). You will need your 13-digit control number that appears on your VIF. If you vote by phone, you will not be able to appoint anyone other than the persons named by management on your VIF as your proxyholder. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Fax or email: Complete the VIF and send it to TSX Trust by fax at 1-416-595-9593, or scan and email it to TSX Trust at proxyvote@tmx.com.

Mail: Complete and return your VIF in the prepaid envelope provided.

If you received a VIF or an email from your intermediary, you may vote by proxy by giving your voting instructions using one of the methods described below:

Internet: Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number that appears on your VIF or in the email you received.

Phone: Call 1-800-474-7493 (English) (toll free in Canada), 1-800-474-7501 (French) (toll free in Canada) or 1-800-454-8683 (toll free in the U.S.). You will need your 16-digit control number that appears on your VIF or in the email you received. If you vote by phone, you will not be able to appoint anyone other than the persons named by management on your VIF as your proxyholder. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Mail: Complete and return your VIF in the prepaid envelope provided.

Your duly completed VIF must be received by TSX Trust or your intermediary, as applicable, or you must have voted on the internet, by phone, by fax or by email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 or such earlier deadline your intermediary may fix or, if the Meeting is adjourned or postponed, 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. Please contact your intermediary to ensure you do not miss your applicable voting deadline. If you elect to vote on the internet or by phone, you do not need to return your VIF.

When completing your VIF, make sure to indicate the name of the person you wish to appoint as your proxyholder to attend the Meeting on your behalf or leave the space for the appointment blank if you wish to appoint the persons named by management. In both cases, it is recommended to indicate how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. If you appoint a proxyholder who is not the persons named by management, once your form submitted, please contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-647-252-9650, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 in order to register your proxyholder by providing an email address at which TSX Trust will send a 13-digit proxyholder control number for your proxyholder to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Without a proxyholder control number, your proxyholder will be unable to join the Meeting and if your proxyholder does not join the Meeting, your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Option 2 – Attending and Voting at the Meeting

As we do not have access to the names or holdings of our non-registered shareholders, if you wish to attend and vote at the Meeting or to appoint someone else to do so on your behalf, you must follow the following two steps:

Step 1: Submit to TSX Trust or your intermediary, as applicable, your voting instructions and appoint yourself or another person (who need not be a shareholder) as your proxyholder before the Meeting by inserting your name or such other person’s name in the space provided for such purpose. Although optional for shareholders who intend to attend the Meeting or have someone else attend it on their behalf, it is recommended to also specify how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. Please refer to the section entitled “Option 1 – Voting by Proxy Prior to the Meeting (Voting Instruction Form)” earlier for further details on how to submit your voting instructions. Voting by phone is not recommended as it is not possible to appoint someone other than the persons named by management as proxyholder by phone. TSX Trust or your intermediary, as applicable, must receive your instructions by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 or such earlier deadline your intermediary may fix for your proxyholder’s appointment to be effective.

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Please contact your intermediary to ensure you do not miss your applicable voting deadline.

Important Note: U.S. non-registered shareholders who are not ESPP Participants and who wish to appoint themselves or a proxyholder must obtain a legal proxy form from their intermediary and submit it to TSX Trust by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023.

Step 2: Once your voting instructions or legal proxy form has been submitted, contact, or ask your proxyholder to contact, TSX Trust by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-647-252-9650, or complete the online form available at www.tsxtrust.com/control-number-request, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 in order to register yourself or your proxyholder by providing an email address at which TSX Trust will send a 13-digit proxyholder control number to be able to join the Meeting. Proxyholder control numbers will be distributed by TSX Trust 24 to 48 hours before the Meeting. Your intermediary may not provide proxyholder control numbers. Therefore, shareholders who appointed themselves or someone else as their proxyholder through their intermediary must still contact TSX Trust thereafter.

Once these two steps are completed and a proxyholder control number is received from TSX Trust, you or your proxyholder will be able to attend the Meeting online at https://web.lumiagm.com/458064416 by selecting the option “I have a login” and entering the proxyholder control number in the space provided for the control number and “alithya2023” (case sensitive) as password.

Without a proxyholder control number, you or your proxyholder will not be able to attend the Meeting as a shareholder and will only be able to view the Meeting as a guest, which will not entitle you or your proxyholder to vote or ask any questions. If you do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 11, 2023, you will not be able to obtain a proxyholder control number. The control number appearing on your VIF is NOT a proxyholder control number and may therefore not be used to attend the Meeting.

How to Complete your Form and How Your Shares Will Be Voted

You can choose to vote FOR or WITHHOLD on the items to be voted on.

When you vote by proxy prior to the Meeting, you may appoint either the persons named by management as your proxyholder (namely, the Chair of the Board of Directors (the “Board”) or the President and Chief Executive Officer of the Company) or you may appoint someone else to represent you at the Meeting and vote on your behalf. You have the right to appoint any other person (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person in the space provided for such purpose in your form of proxy or VIF.

If you do not intend to attend the Meeting or be represented at the Meeting, you may appoint the persons named by management to represent you at the Meeting and complete your form completely by indicating how you wish to vote for each item to be voted on. If you leave the section for the appointment of your proxyholder blank, you will be deemed having appointed the persons named by management as your proxyholder.

If you intend to attend the Meeting or have someone other than the persons named by management represent you as your proxyholder at the Meeting and vote on your behalf, although you could only indicate your name or the name of such other person in the space provided on your VIF and submit it without indicating how you wish to vote for each item to be voted on, it is still recommended to complete your form completely and indicate how you wish to vote for each item.

If you have NOT specified how you wish your proxyholder to vote on a particular matter at the Meeting, your proxyholder will be entitled to vote your Shares as he or she sees fit or, in the case of the Board Chair or the President and Chief Executive Officer of the Company, as follows:

•	FOR the election of management’s nominees as directors; and

•	FOR the appointment of KPMG LLP as auditor and authorizing the Board to fix their remuneration.

The proxy confers discretionary authority in respect of amendments to any of the foregoing matters and such other matters as may properly come before the Meeting. Management is not aware of any such amendments or of other matters to be submitted at the Meeting.

If you appointed a proxyholder other than the persons named by management to represent you at the Meeting and vote on your behalf, please make sure your proxyholder obtains his or her proxyholder control number and joins the Meeting, otherwise your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Voting at the Meeting

Registered shareholders who voted prior to the Meeting and who decide to attend the Meeting using their control number do not need to vote again using the voting buttons appearing on their screen during the Meeting. If they vote again at the Meeting, their vote will, however, be taken into account and replace their vote transmitted before the Meeting.

Proxyholders (including non-registered shareholders who appointed themselves as proxyholder and third parties who were appointed as proxyholders by registered shareholders and non-registered shareholders) do not have to vote again at the Meeting if the shareholder they represent already indicated on his, her or its VIF how they wish to vote. They may, however, if they wish, vote at the Meeting by voting in accordance with the voting instructions of the shareholder they represent or as they see fit, if the shareholder they represent has not indicated how to vote. If the shareholder a proxyholder represents has indicated how he, she or it wishes to vote for each item in his, her or its voting instructions submitted prior to the Meeting and the proxyholder votes differently at the Meeting, the proxyholder’s vote will automatically be changed to follow the shareholder’s voting instructions submitted prior to the Meeting after the Meeting will have ended once the votes will be compiled by the scrutineers.

ALITHYA  |  Management Information Circular      5

Changing your Vote

If you change your mind about how you want to vote your Shares, you can revoke your proxy by any of the methods outlined below, or by any other means permitted by law.

Registered shareholders may change their vote by:

•	voting again on the internet, by phone, by fax or by email, as applicable, by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 11, 2023;

•

completing a new form of proxy with a later date than the form previously submitted and mailing it as soon as possible so that it is received by TSX Trust by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 11, 2023;

•

sending a written notice signed by them or their authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) so that it is received by 10:00 a.m. (Eastern Daylight Time) on September 11, 2023; or

•

attending the Meeting at https://web.lumiagm.com/458064416 on the day of the Meeting by selecting the option “I have a login” and entering the 13-digit control number that appears on their form of proxy as their username and “alithya2023” (case sensitive) as their password and voting at the Meeting.

Non-registered shareholder may change their vote by:

•

voting again on the internet, by phone, by fax or by email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 or such earlier deadline their intermediary may fix;

•

completing a new VIF with a later date than the one previously submitted and mailing it as soon as possible at the address directed by TSX Trust or their intermediary, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 or such earlier deadline their intermediary may fix; or

•

sending a written notice signed by them or their authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) so that it is received by 10:00 a.m. (Eastern Daylight Time) on September 11, 2023.

Although proxyholders (including non-registered shareholders who appointed themselves as proxyholder and third parties who were appointed as proxyholder by registered shareholders and non-registered shareholders) could vote differently at the Meeting using the online voting buttons, please note that if such votes differ from the last voting instructions processed by TSX Trust or their intermediary before the proxy voting deadline of 10:00 a.m. (Eastern Daylight Time) on September 11, 2023 or such earlier deadline their intermediary may fix, the vote of the proxyholder will automatically be modified after the Meeting once the votes will be compiled to reflect the last voting instructions received from the shareholder before such deadline.

Conduct at the Meeting & Asking Questions

The Company’s by-laws describe the requirements for the Meeting and the Chair of the Meeting will conduct the meeting consistent with those requirements. As such, we will strictly follow the items to be covered at the Meeting and which are set forth in the section entitled “Business of the Meeting” of this Information Circular.

Shareholders and guests will be able to join the Meeting on the day of the Meeting at https://web.lumiagm.com/458064416. For a better experience, it is recommended to use a high-speed internet connection and the latest version of Chrome, Safari, Edge or Firefox. It is important to ensure your browser is compatible by trying to log in at least 15 minutes before the Meeting. Using Explorer is not recommended as it is no longer supported and may not function properly.

Only registered shareholders and duly appointed and registered proxyholders will be eligible to vote while participating at the Meeting. Registered shareholders should use their 13-digit control number appearing on their form of proxy and non-registered shareholders should use their 13-digit proxyholder control number received from TSX Trust.

The voting polls will be open during the formal part of the Meeting. The Chair of the Meeting will indicate the time of opening and closure of the polls for the items to be voted on. Voting options will be visible on your screen and you will simply have to click on the relevant button to vote.

During the Meeting, only registered shareholders and duly appointed and registered proxyholders who have joined the Meeting using their 13-digit control number or proxyholder control number will have the opportunity to ask questions by typing and submitting questions through the field available for such purpose, and it will only be possible to submit questions in writing.

Guests and non-registered shareholders who did not appoint themselves as proxyholder by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 11, 2023 will not be able to log in to the Meeting and submit questions or vote at the Meeting. They will only be able to join the audio webcast as guests.

It is recommended that shareholders send their question as soon as possible during the Meeting so that these can be addressed at the appropriate time. Questions relating to matters to be voted on will be addressed by the Chair of the Meeting and other members of management present at the Meeting before those items are voted on while general questions will be addressed at the end of the Meeting, after the adjournment of the formal business of the Meeting and management’s presentation about the Company’s business.

To respect both time constraints and other shareholders, when submitting questions, shareholders are asked to be brief and as much to the point as possible. To allow us to answer questions from as many shareholders as possible, shareholders and proxyholders are kindly asked to cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

All shareholder questions are welcome, but conducting the

ALITHYA  |  Management Information Circular      6

business set out in the Meeting’s agenda for the benefit of all shareholders will be paramount. The Company does not intend to address any questions that are, among other things:

•	irrelevant to the business of the Company or to the business of the Meeting;

•	related to material non-public information of the Company;

•	related to personal grievances;

•	derogatory references to individuals or that are otherwise in bad taste;

•	repetitious statements already made by another shareholder;

•	in furtherance of the shareholder’s personal or business interests; or

•	out of order or not otherwise suitable for the conduct of the Meeting as determined by the Chair or the Secretary of the Meeting in their reasonable judgment.

If there are any matters of individual concern to a shareholder and not of general concern to all shareholders or if a question asked was not otherwise answered, such matters may be raised separately after the Meeting by contacting the Company’s Corporate Secretary at secretariat@alithya.com.

The Company is committed to offering a forum where, to the fullest extent possible using the electronic solutions that are available at the time of the Meeting, shareholders may communicate adequately through the course of the Meeting.

For live technical assistance in joining the Meeting or operating the voting platform, please contact TSX Trust at 1-800-387-0825.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action that the Chair determines is appropriate considering the circumstances.

An audio webcast playback will be available on the Company’s website in the Investors section after the Meeting.

ADDITIONAL INFORMATION

Proxy Solicitation

The solicitation of proxies by management is being made primarily by mail, but directors, officers or employees of the Company may also solicit proxies at a nominal cost. The Company does not intend to retain the services of a proxy advisory firm for the solicitation of proxies.

Transfer Agent

You can contact TSX Trust, the Company’s transfer agent, either by mail at 1700 – 1190 des Canadiens-de-Montreal Avenue, Montreal, Quebec, H3B 0G7, by telephone at 1-800-387-0825, by fax at 1-888-249-6189, or by email at shareholderinquiries@tmx.com.

Authorized Share Capital

The authorized share capital of the Company consists of (i) an unlimited number of subordinate voting shares, without par value, which are listed under the symbol ALYA on both the Toronto Stock Exchange (“TSX”) and NASDAQ, (ii) an unlimited number of multiple voting shares, without par value, which are held by a limited number of holders, except that no further multiple voting shares can be issued, except pursuant to the exercise of options to purchase multiple voting shares that were issued and outstanding as at November 1, 2018, and (iii) an unlimited number of preferred shares, without par value, issuable in series. As at July 17, 2023, 88,442,757 subordinate voting shares and 7,324,248 multiple voting shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

VOTING RIGHTS

Each subordinate voting share entitles its holder to one vote per share, and each multiple voting share entitles its holder to ten votes per share at any meeting of shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series. If and when issued, preferred shares will have such voting rights as may be determined by the Board at the time of issuance thereof.

The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. In the aggregate, all of the voting rights associated with the subordinate voting shares represented, as at July 17, 2023, 54.70% of the voting rights attached to all of the issued and outstanding Shares.

RIGHTS TO DIVIDENDS AND RIGHTS UPON WINDING-UP AND DISSOLUTION

Subject to the prior rights of holders of preferred shares which rank prior to subordinate voting shares and multiple voting shares, if and when issued, holders of subordinate voting shares and multiple voting shares are entitled to receive pari passu any dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs.

CONVERSION RIGHTS

Multiple voting shares are, at the holder’s entire discretion, convertible into subordinate voting shares on a share for share basis and shall be automatically converted upon their transfer to a person who is not a Permitted Holder (as defined below) or upon the death of a Permitted Holder, unless acquired by any of the remaining Permitted Holders in accordance with the terms of the voting agreement dated November 1, 2018 entered into between the Permitted Holders (the “Voting Agreement”), a copy of which is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. For further information on the Voting Agreement, please refer to the section entitled “Principal Shareholders” below. The subordinate voting shares are not convertible into any other class of shares. Under applicable Canadian laws, an offer to purchase multiple voting

ALITHYA  |  Management Information Circular      7

shares would not necessarily require that an offer be made to purchase subordinate voting shares. However, as indicated above, multiple voting shares shall be automatically converted into subordinate voting shares on a share for share basis upon their transfer to a person who is not a Permitted Holder. A “Permitted Holder” means each of Messrs. Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, and the entities over which they have control.

If and when issued, preferred shares will have such conversion rights as may be determined by the Board at the time of issuance thereof.

RESTRICTIONS ON TRANSFER

Subject to the terms of the Voting Agreement, Permitted Holders cannot sell or otherwise transfer multiple voting shares to a person who is not a Permitted Holder, unless they first convert those shares into subordinate voting shares on a share for share basis, and then transfer such subordinate voting shares.

Normal Course Issuer Bid

On September 14, 2022, the Company announced the renewal of its normal course issuer bid (“NCIB”) in order to purchase for cancellation up to 2,491,128 subordinate voting shares,

representing 5% of the Company’s public float as of the close of markets on September 8, 2022. Purchases for cancellation under the NCIB commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date when the Company will have acquired the maximum number of subordinate voting shares allowable under the NCIB or otherwise decides not to make any further purchases. Purchases may be made on the open market through the facilities of the TSX and NASDAQ, or through alternative trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities.

During the fiscal year ended March 31, 2023, the Company purchased for cancellation 378,425 subordinate voting shares for approximately $1 million at a weighted average price of $2.77 under the NCIB. As at March 31, 2023, all of the 378,425 subordinate voting shares purchased for cancellation had been paid for and been cancelled. As at March 31, 2023, the Company could still purchase up to 2,396,589 subordinate voting shares for cancellation under the NCIB.

A copy of the Company’s Notice of Intention relating to its NCIB may be obtained free of charge at secretariat@alithya.com.

Principal Shareholders

As at July 17, 2023, to the knowledge of the Company, based on the most recent publicly available information, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the subordinate voting shares or multiple voting shares of the Company were Messrs. Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, as well as Beneva Inc. (“Beneva”), 9429-1143 Québec Inc. (a subsidiary of Quebecor Media inc.) (“Quebecor”) and Financière Outremont Inc., two companies controlled by Mr. Pierre Karl Péladeau, and Investissement Québec. Their respective holdings are set out in the table that follows.

	SUBORDINATE VOTING SHARES		MULTIPLE VOTING SHARES		SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES		VOTING RIGHTS

	(#)	(%)	(#)	(%)	(#)	(%)	(#)	(%)

Paul Raymond	306,799	0.35	877,096	11.98	1,183,895	1.24	9,077,759	5.61

Ghyslain Rivard	-	-	4,787,819	65.37	4,787,819	5.00	47,878,190	29.61

Pierre Turcotte	320,700	0.36	1,659,333	22.65	1,980,033	2.07	16,914,030	10.46

Beneva Inc.	9,983,276	11.29	-	-	9,983,276	10.42	9,983,276	6.17

9429-1143 Québec Inc.(1)	9,983,276	11.29	-	-	9,983,276	10.42	9,983,276	6.17

Investissement Québec	8,945,770	10.11	-	-	8,945,770	9.34	8,945,770	5.53

Financière Outremont Inc.(1)	6,514,658	7.37	-	-	6,514,658	6.80	6,514,658	4.03

(1)

9429-1143 Québec Inc. and Financière Outremont Inc. are both controlled by Mr. Pierre Karl Péladeau. As at July 17, 2023, they collectively beneficially owned, directly or indirectly, or exercised control or direction over Shares representing approximately 10.20% of the total voting rights of Alithya Group inc.

Each of Messrs. Raymond, Rivard, and Turcotte, (collectively, the “Group of 3”) are party to the Voting Agreement pursuant to which each of them has agreed to vote, or cause to be voted, all of the Shares of the Company over which they have direct or indirect voting control from time to time and at all times (the “Controlled Shares”) at any shareholders meeting of the Company in a manner as will be decided upon by the decision of at least two of the three members of the Group of 3 (the “Majority Decision”). The Voting Agreement does not, however, apply to votes for the election of any of Messrs. Raymond, Rivard or Turcotte to the Board. It also does not apply in respect of a particular matter if, for that matter, (i) there is no Majority Decision notified to them by the deadline specified in the Voting Agreement, or (ii) a member of the Group of 3 holding Controlled Shares is not permitted by applicable law to vote on the matter. As at July 17, 2023, the Group of 3 beneficially owned, directly or indirectly, or exercised control or direction over approximately 45.68% of the voting rights attached to the Shares of the Company.

As at July 17, 2023, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,807,787 subordinate voting shares and 7,324,248 multiple voting shares, representing approximately 5.44% of the issued and outstanding subordinate voting shares and 100% of the issued and outstanding multiple voting shares respectively, and which shareholding interest carried approximately 48.27% of the total voting rights attached to the Shares of the Company.

ALITHYA  |  Management Information Circular      8

Business of the Meeting

Four items will be covered at the Meeting:

•	Presentation of the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2023 (the “Annual Financial Statements”) and the auditor’s report thereon;

•	Election of the directors of the Company;

•	Appointment of the auditor of the Company for the year ending March 31, 2023 and authorization of the Board of Directors to fix their remuneration; and

•	Consideration of such other business, if any, that may properly come before the meeting or any adjournment or postponement thereof.

Financial Statements

The Annual Financial Statements and the auditor’s report thereon are available on our website at www.alithya.com, on SEDAR+ at www.sedarplus.com, in the Company’s annual report on Form 40-F available on EDGAR at www.sec.gov, and in print, free of charge, to any shareholder who requests a copy to the Company by email at secretariat@alithya.com, or by mail at Corporate Secretariat, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5, or by phone at 1-844-985-5552.

Election of Directors

The Board may consist of not less than three and not more than 15 directors. The Board has fixed at eight the number of directors to be elected at the Meeting. The persons named in the section entitled “Nominees for Election to the Board” of this Information Circular (“Nominee Directors”) are currently directors of the Company and were elected as such at the last meeting of shareholders. The Nominee Directors are, in the opinion of the Board and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors.

Unless otherwise indicated, the persons designated by management in the form of proxy or VIF will vote FOR the election of the persons in the section entitled “Nominees for Election to the Board” of this Information Circular.

Appointment of the Auditor

The Board, on the recommendation of the Audit and Risk Management Committee (“Audit Committee”), recommends that KPMG LLP (“KPMG”) be reappointed to serve as the Company’s auditor until the next annual meeting of shareholders. KPMG was first appointed as the Company’s auditor on September 15, 2021.

PRE-APPROVAL POLICY FOR EXTERNAL AUDITOR SERVICES

The Audit Committee has adopted procedures for the pre-approval of engagement for services of its external auditor, which require pre-approval of all audit and non-audit services provided by the external auditor. Moreover, the Board, upon recommendation of the Audit Committee, approves, on an annual basis, the fees charged to the Company by the external auditor. For more information on the Company’s pre-approval policy and procedures, please refer to the section entitled “Audit and Risk Management Committee – Pre-approval Policy and

Procedures” of the Company’s annual information form dated June 7, 2023, which is hereby incorporated by reference.

EXTERNAL AUDITOR SERVICE FEE

On September 15, 2021, the shareholders of the Company appointed KPMG as successor auditor in replacement of Raymond Chabot Grant Thornton LLP (“RCGT”). KPMG is the external auditor who prepared the report relating to the audit of the Company’s annual consolidated financial statements for the year ended March 31, 2023 and notes thereto, presented under the International Financial Reporting Standards.

The fees billed by KPMG beginning on September 15, 2021 for the fiscal year ended March 31, 2022 and the fees billed by KPMG for the fiscal year ended March 31, 2023 for audit, audit-related, tax and all other services were as follows:

YEAR ENDED MARCH 31,
	2023	2022

Audit fees(1)	$ 951,300	$ 839,200

Audit-related fees(2)	–	$ 101,600

Tax fees(3)	$ 12,800	$ 12,800

All other fees(4)	–	–

Total	$ 964,100	$ 953,600

The fees billed by RCGT until September 15, 2021 for the year ended March 31, 2022 for audit, audit-related, tax and all other services were as follows:

YEAR ENDED MARCH 31, 2022

Audit fees(1)	$ 42,500

Audit-related fees(2)	$ 31,000

Tax fees(3)	$ 6,350

All other fees(4)	–

Total	$ 79,850

(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements and review of the Company’s interim condensed consolidated financial statements and additional audit procedures related to accounting and internal control matters. For KPMG, fees amounting to $59,800 were reclassified from “Audit-Related Fees” to “Audit Fees” for the fiscal year ended March 31, 2022 due to the nature of the services.

(2)

“Audit-related fees” includes assurance and related services reasonably related to the audit of the Company’s annual consolidated financial statements not included in audit services which are included in the “Audit fees” category. This includes, for KPMG, for the fiscal year ended March 31, 2022, financial and tax due diligence related to the acquisition of Vitalyst, LLC, and a CSRS 4400 agreed upon procedures engagement.

(3)	“Tax fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by the auditor for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate of all other fees billed for each of the fiscal years. There were no other fees incurred in either fiscal year.

Unless otherwise indicated, the persons designated by management in the form of proxy or VIF will vote FOR the appointment of KPMG as the auditor of the Company and authorizing the Board to fix their remuneration.

Other Business

Following the conclusion of the business to be conducted at the Meeting, shareholders will be invited to ask questions. Management is not aware of any changes to the foregoing items or of other matters to be submitted at the Meeting. If, however, there are changes or new items that properly come before the Meeting, your proxyholder will have the authority to vote your Shares on these items as he or she sees fit.

ALITHYA  |  Business of the Meeting      9

Nominees for Election to the Board

DESCRIPTION OF THE NOMINEE DIRECTORS

The following pages include a profile of each Nominee Director which provides an overview of his or her experience, qualifications, record of attendance at Board and committee meetings, ownership of Alithya securities, as well as their compliance with the minimum share ownership requirement applicable to the Company’s directors. Each nominee is currently a director of the Company. Information relating to Shares and deferred share units (“DSUs”) and, in the case of the executive director, options and performance share units (“PSUs”), beneficially owned by the nominees, or over which they exercise control or direction, is provided as at July 17, 2023. Here are a few highlights regarding the eight Nominee Directors:

88% INDEPENDENT DIRECTORS	25% WOMEN ON BOARD	63 YEARS OLD AVERAGE AGE	95% AVERAGE BOARD ATTENDANCE(1)	99% AVERAGE 2023 VOTING RESULTS

Dana Ades-Landy, Québec, Canada

Ms. Dana Ades-Landy returned to the National Bank of Canada, a Canadian chartered bank, in August 2020 to work in the Special Loans Group which she had previously run over seven years. Prior to this, she was the Chief Executive Officer of the Heart & Stroke Foundation of Canada (Québec). Ms. Ades-Landy has more than 25 years of experience as an executive in the banking industry, including executive leadership positions at Scotiabank, Laurentian Bank and National Bank of Canada. Ms. Ades-Landy currently serves as director and member of the Audit Committee of First Lion Holdings Inc., the parent company of BFL Canada Risk and Insurance Inc., as director and member of the Audit Committee of Sagen MI Canada Inc., Treasurer and member of the Executive Committee of the International Women’s Forum (Québec chapter) and member of the Advisory Board of Innovaderm, a privately held clinical research company. She previously served as Chair of the Audit Committee of the Canada Mortgage and Housing Corporation. Ms. Ades-Landy holds a Bachelor’s degree in microbiology and immunology from McGill University and a Master of Business Administration in Finance and Accounting from Concordia University, and is a member of the Institute of Corporate Directors. Ms. Ades-Landy was named a Top 100 Women in Canada in both 2007 and 2009.

Age: 64	Director since: November 2016		Last year’s voting results: 99.89%
BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
Board		6 of 6	100%
Audit and Risk Management Committee		4 of 4	100%
SECURITIES HELD OR CONTROLLED
Subordinate Voting Shares				12,725
DSUs(2)				84,374
Value at Risk(3)				$251,486
Minimum Share Ownership Requirement(4)				Met (1.85x)
Independent				Yes

  André P. Brosseau(5), Québec, Canada

Mr. André P. Brosseau is Chair of the Board and President and Chief Executive Officer of Du Musée Investments Inc., a Family Office with private investments in Canada, the U.S. and Brazil. Mr. Brosseau is also Vice Chair and owner of Qintess, an IT company specializing in digital transformation and telecommunication infrastructure management. Previously, he served, from 2009 until the sale of the company in 2021, as director, Chair of the Audit Committee and Chair of the Compensation Committee of DMD Digital Health Connections Group Inc., a company of which he was one of the five founders and which provided digital solutions for pharmaceutical companies. Mr. Brosseau also served as Chair of Québec Capital Markets from 2009 to 2010 and President of Blackmont Capital Markets in Toronto from 2007 to 2009 and held various executive positions with CIBC from 1994 to 2007, including Co-Head of Canadian Cash Equities and of Global Cash Equities at CIBC World Markets Inc. Mr. Brosseau currently serves as director and member of the Audit and Risk Management Committee and of the Human Resources and Corporate Governance Committee of Quebecor Inc. and Quebecor Media Inc., as well as Chair of the Executive Committee of Quebecor Media Inc. He is also a director and member of the Audit and Risk Management Committee of Videotron Ltd. Mr. Brosseau holds a bachelor’s degree in Politics and a master’s degree in Political Science from Université de Montréal and is a member of the Institute of Corporate Directors.

Age: 61	Director since: September 2022		Last year’s voting results: 99.88%
BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)

Board		2 of 3	67%(6)
SECURITIES HELD OR CONTROLLED
Subordinate Voting Shares				350,000
DSUs(2)				31,310
Value at Risk(3)				$987,593
Minimum Share Ownership Requirement(4)				Met (7.84x)
Independent				Yes

ALITHYA  |  Nominees for Election to the Board      10

Robert Comeau, Québec, Canada	Age: 63	Director since: May 2018		Last year’s voting results: 99.89%

Mr. Robert Comeau is a corporate director who serves as lead director of Alithya. Before becoming a corporate director in 2018, he acted as a consultant between 2015 and 2018, and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2015, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Corporation, including as Vice-President, Finance and Operations. Mr. Comeau previously served as director and Chair of the Audit Committee of H2O Innovation Inc. from 2017 to 2021 as well as Special Committee Member of Groupe Conseil FXInnovation Inc. from 2014 to 2017. Mr. Comeau is a former Chartered Professional Accountant (CPA, CA). He holds a Bachelor’s degree in accounting from HEC Montréal and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	Audit and Risk Management Committee (Chair)		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				51,300
	DSUs(2)				133,228
	Value at Risk(3)				$477,928
	Minimum Share Ownership Requirement(4)				Met (2.39x)
	Independent				Yes

Lucie Martel, Québec, Canada	Age: 61	Director since: September 2019		Last year’s voting results: 98.40%

Ms. Lucie Martel is a corporate director. Before becoming a corporate director in 2022, she acted as Senior Vice President and Chief Human Resources Officer of Intact Financial Corporation since September 2011 and previously as Senior Vice President at AXA Canada, which was acquired by Intact Financial Corporation in September 2011. She has more than 30 years of experience in strategic management of human resources and labour relations, with corporations including Laurentian Bank (where she was Vice President, Human Resources Management and Development), Direct Film and Uniroyal. Ms. Martel currently serves as director and Chair of the Human Resources Committee of the Board of Directors of Fiera Capital Corporation. She also previously served as director and Chair of the Human Resources Committee of the Société des alcools du Québec and the Montreal Heart Institute Foundation. Ms. Martel holds a Bachelor’s degree in industrial relations from Université de Montréal and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	Human Capital and Compensation Committee (Chair)		4 of 4	100%
	Corporate Governance and Nominating Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				-
	DSUs(2)				105,594
	Value at Risk(3)				$273,488
	Minimum Share Ownership Requirement(4)				Met (1.10x)
	Independent				Yes

Paul Raymond, Québec, Canada	Age: 59	Director since: June 2011		Last year’s voting results: 99.88%

Mr. Paul Raymond is the President and Chief Executive Officer of Alithya since April 2012. He joined Alithya as its President and Chief Operating Officer in April 2011, a position he held until March 2012, and has been a member of the Board of Alithya since April 2011. Prior to joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm and served as an officer in the Canadian Armed Forces. During his career, he worked in Canada, the U.S. as well as in Europe. Mr. Raymond currently serves as director and a member of the Audit Committee of WSP Global Inc. and previously served as a director of the Chamber of Commerce of Metropolitan Montréal. Mr. Raymond received the 2020 Investissement Québec CEO of the Year Award from the AQT. He is a computer engineering graduate from the Royal Military College of Canada, and a member of the Institute of Corporate Directors. Mr. Raymond holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6		100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				306,799
	Multiple Voting Shares				877,096
	Options to purchase Subordinate Voting Shares(7)				922,691
	Options to purchase Multiple Voting Shares(7)				505,264
	PSUs(8)				611,876
	DSUs(2)				128,942
	Value at Risk(3)				$3,333,456
	Minimum Share Ownership Requirement(4)				Met (3.22x)
	Independent				No(9)

ALITHYA  |  Nominees for Election to the Board      11

Ghyslain Rivard(10), Québec, Canada	Age: 63	Director since: April 1992		Last year’s voting results: 96.41%

Mr. Ghyslain Rivard is a corporate director. He founded Alithya and acted as its President and Chief Executive Officer from its constitution in April 1992 until his retirement from all employment roles in 2012, after more than 35 years in the IT and business services sectors. He currently serves as an independent director on the Board of Alithya and has no employment or consulting arrangements, nor related party transaction with Alithya. He also currently serves as Chair of the Board of Inogeni Inc. and Progitek Dev Inc., two private companies. Mr. Rivard holds a Bachelor’s degree in computer science and mathematics from Sherbrooke University and is a member of the Institute of Corporate Directors. Mr. Rivard holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	Corporate Governance and Nominating Committee		4 of 4	100%
	Human Capital and Compensation Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Multiple Voting Shares				4,787,819
	DSUs(2)				66,869
	Value at Risk(3)				$12,573,642
	Minimum Share Ownership Requirement(4)				Met (111.50x)
	Independent				Yes

C. Lee Thomas, Ohio, USA	Age: 69	Director since: November 2018		Last year’s voting results: 99.89%

Mr. C. Lee Thomas is a corporate director and the Chair of the Board of Trustees at Baldwin Wallace University. Before becoming a corporate director, Mr. Thomas held various roles with Ernst & Young LLP from 1976 to June 2014, including Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and as a global client serving audit partner. Mr. Thomas currently acts as a financial consultant for Regional Brands Inc. He previously served as director and Chair of the Audit Committee of Technical Consumer Products International. Mr. Thomas is a Certified Public Accountant (CPA) and holds a Bachelor’s degree in accounting from Baldwin Wallace University. He is also a member of the Institute of Corporate Directors

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		5 of 6	83%
	Audit and Risk Management Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				51,000
	DSUs(2)				91,903
	Value at Risk(3)				$370,119
	Minimum Share Ownership Requirement(4)				Met (2.72x)
	Independent				Yes

Pierre Turcotte, Québec, Canada	Age: 64	Director since: June 2011		Last year’s voting results: 97.91%

Mr. Pierre Turcotte is a corporate director and the Chair of the Board of Alithya. Prior to joining Alithya in 2011, he served as Senior Vice-President and General Manager of CGI in Canada, the U.S. and Europe for more than 27 years and as President and Chief Executive Officer and Chair of the Board of ReadBooks Technologies SAS. Mr. Turcotte currently serves as Chair of the Board of Directors of the Pointe-à-Callières Foundation, as director and Chair of the Human Resources Committee of the Pointe-à-Callière, Montreal Museum of Archeology and History, and as director of the Théâtre du Nouveau Monde. He is also an independent member of McGill University’s Board of Governors’ IT Committee. Previously, he served as director of Poudre Noire Inc. and Xpertdoc Technologies Inc. Mr. Turcotte holds a Bachelor’s degree in computer science and mathematics from Laval University and is a member of the Institute of Corporate Directors. Mr. Turcotte holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(1)
	Board		6 of 6	100%
	Corporate Governance and Nominating Committee (Chair)		4 of 4	100%
	Human Capital and Compensation Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				320,700
	Multiple Voting Shares				1,659,333
	DSUs(2)				147,954
	Value at Risk(3)				$5,511,486
	Minimum Share Ownership Requirement(4)				Met (34.3x)
	Independent				Yes

(1)	For an overview of Board and committee meetings attendance by all directors, please refer to the section entitled “Board and Committee Attendance”.
(2)

DSUs held by directors, other than Mr. Paul Raymond, are issued under Alithya’s Long Term Incentive Plan. DSUs held by Mr. Paul Raymond are issued under Alithya’s Share Unit Plan. For a summary of the material terms of Alithya’s Long Term Incentive Plan, please refer to Schedule A of this Information Circular. For additional information regarding grants of DSUs to directors, please refer to the section entitled “Director Compensation — Long Term Incentive Plan – DSUs”. For additional information regarding grants of

DSUs to Mr. Paul Raymond, please refer to the section entitled “Executive Compensation Description – Short-Term Incentives (Annual Bonuses)”.
(3)

The Value at Risk represents the total value of Shares and vested equity grants (such as DSUs, RSUs and PSUs). It is based on the closing price of the subordinate voting shares on the TSX on July 17, 2023 ($2.59). Options are not taken into account in the Value at Risk and the minimum share ownership requirement.

(4)	All directors, except Mr. Raymond, are subject to the minimum share ownership requirement applicable to directors, as detailed in the section

ALITHYA  |  Nominees for Election to the Board      12

entitled “Director Compensation – Director Share Ownership Requirement”. For information regarding the minimum share ownership requirement applicable to Mr. Raymond, please refer to the section entitled “Executive Compensation Program – Executive Share Ownership Requirement”.

(5)

Mr. Brosseau is being proposed as Nominee Director in accordance with the terms of the Investor Rights Agreement entered into by the Company and Quebecor on April 1, 2021, pursuant to which the Company shall propose for election a candidate designated by Quebecor until Quebecor ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company. Notwithstanding the foregoing, Quebecor shall be entitled to such nomination right until April 1, 2024 as long as it holds no less than 9,983,276 subordinate voting shares, which corresponds to the number of shares issued to Quebecor upon closing of the acquisition of R3D Consulting Inc. on April 1, 2021.

(6)	Mr. André P. Brosseau has an attendance rate of less than 75% for fiscal 2023, due to the fact that he was a director only during part of the fiscal year (i.e.

September 14, 2022 to March 31, 2023) and missed one out of three regular meetings of the Board held during such short period. The Board considers the attendance rate under those circumstances does not reflect the high commitment, devotion and availability of Mr. Brosseau and considered this as circumstances to recommend his candidacy.

(7)

For more information regarding options, please refer to the summary of the material terms of Alithya’s Long Term Incentive Plan included in Schedule A as well as the sections entitled “Statement of Executive Compensation” and “Compensation Discussion and Analysis – Long Term Incentive Plan”.

(8)

PSUs are issued under Alithya’s Long Term Incentive Plan and shall be settled in Shares or, at the Company’s option, in cash. For a summary of the material terms of Alithya’s Long Term Incentive Plan, please refer to Schedule A.

(9)	Mr. Raymond is considered non-independent as he is the President and Chief Executive Officer of the Company.

CEASE TRADE ORDERS, BANKRUPTCIES AND PENALTIES

Other than as disclosed below, to the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, no such person (including any personal holding company), is or has been, in the last ten years, a director or executive officer of a company (including Alithya) that: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days while the director or executive officer was acting in that capacity; or (b) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to act in that capacity, but which resulted from an event that occurred while the director or executive officer was acting in that capacity. Mr. Brosseau was a director of Aptilon Corporation (now known as DMD Digital Health Connections Group Inc.) (“DMD”) from December 2006 to August 2021. On May 4, 2012, a management cease trade order was issued by the Autorité des marchés financiers followed by a cease trade order on all of DMD’s securities on July 5, 2012 as a result of the failure to file annual audited financial statements, related management’s discussion and analysis and certification of annual filings for the fiscal year ended December 31, 2011. From July 2012 to February 2013, similar cease trade orders were issued by the securities regulatory authorities of British Columbia, Manitoba, Alberta and Ontario. In August 2014, the cease trade orders were lifted and DMD resumed trading on the NEX stock exchange in October 2014.

Other than as disclosed below, to the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, no such person (including any personal holding company): (a) is, or has been in the last ten years, a director or executive officer of a company (including Alithya) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets. Mr. Brosseau was a director of Virtutone Networks Inc. (“Virtutone”) from September 2013 to November 2014. On January 23, 2015, Virtutone filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). Mr. Rivard, was a director of Facilis Inc. (“Facilis”) from November 1, 2021 to March 8, 2023. On March 8, 2023, Facilis initiated bankruptcy proceedings and a trustee was appointed to hold its assets.

To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, no such person (including any personal holding company) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee Director.

ALITHYA  |  Nominees for Election to the Board      13

BOARD AND COMMITTEE ATTENDANCE

The following table indicates the attendance of the current directors of the Company at regularly scheduled Board and committee meetings for the fiscal year ended March 31, 2023.

NAME OF DIRECTOR	BOARD(1)		AUDIT AND RISK MANAGEMENT COMMITTEE		CORPORATE GOVERNANCE AND NOMINATING COMMITTEE		HUMAN CAPITAL AND COMPENSATION COMMITTEE		OVERALL ATTENDANCE

Dana Ades-Landy	6 of 6	100%	4 of 4	100%	-	-	-	-	10 of 10	100%

André Brosseau(1)	2 of 3	67%	-	-	-	-	-	-	2 of 3	67%

Robert Comeau	6 of 6	100%	4 of 4	100%	-	-	-	-	10 of 10	100%

Mélissa Gilbert	5 of 6	83%	-	-	-	-	-	-	5 of 6	83%

Lucie Martel	6 of 6	100%	-	-	4 of 4	100%	4 of 4	100%	14 of 14	100%

Paul Raymond	6 of 6	100%	-	-	-	-	-	-	6 of 6	100%

James B. Renacci	5 of 6	83%	-	-	-	-	-	-	5 of 6	83%

Ghyslain Rivard	6 of 6	100%	-	-	4 of 4	100%	4 of 4	100%	14 of 14	100%

C. Lee Thomas	5 of 6	83%	4 of 4	100%	-	-	-	-	9 of 10	90%

Pierre Turcotte	6 of 6	100%	-	-	4 of 4	100%	4 of 4	100%	14 of 14	100%

		92%		100%		100%		100%		92%

(1)

Mr. André P. Brosseau has an attendance rate of less than 75% for fiscal 2023, due to the fact that he was a director only during part of the fiscal year (i.e. September 14, 2022 to March 31, 2023) and missed one out of three regular meetings of the Board held during such short period. The Board considers the attendance rate under those circumstances does not reflect the high commitment, devotion and availability of Mr. Brosseau and considered this as circumstances to recommend his candidacy.

BOARD SKILLS MATRIX

The following table identifies the competencies of each Nominee Director, together with their gender, age, geographical representation, and tenure at Alithya.

ALITHYA  |  Nominees for Election to the Board      14

Director Compensation

The compensation program of the Board is designed to directly align the interests of directors with the long-term interests of the Company’s shareholders and aims at providing fair, reasonable and competitive total compensation required to attract and retain experienced and competent directors.

To assist in determining the appropriate compensation for members of the Board, the Human Capital and Compensation Committee (“Committee”) reviews competitive practices from time to time with the assistance of independent compensation consultants as discussed in the section entitled “Compensation Discussion and Analysis – Executive Compensation Program – Compensation Review Process – Compensation Consultant”.

In fiscal 2021, the Committee, retained the services of Willis Towers Watson (“WTW”), as compensation consultant, to conduct a review of the Board’s compensation in order to assess the competitiveness of its compensation policy.

Following the review process, as a first step, the Committee recommended, and the Board approved, changes effective starting fiscal 2022. The changes principally aimed at further aligning the directors’ total compensation with the median of the

Canadian market to ensure compensation competitiveness in light of the Company’s then current stage. For fiscal 2023, the Committee reassessed the appropriateness of the directors’ total compensation, giving consideration to the Company’s development, and recommended, and the Board approved, to maintain the then current compensation.

For an overview of the Company’s structure of compensation and Board retainers as well as a list of the companies comprised in the comparator group, please refer to the section entitled “Structure of Compensation” below.

Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation as a director. As such, this section excludes the compensation earned by Mr. Paul Raymond as he is not only a director of the Company, but also its President and Chief Executive Officer. For information regarding the compensation of Mr. Raymond, please refer to the section entitled “Compensation Discussion and Analysis - Executive Compensation Program – Compensation of the NEOs”.

STRUCTURE OF COMPENSATION

The compensation of the directors is structured as an all-inclusive annual retainer payable in cash (“Cash-Based Component”) and in share-based awards in the form of deferred share units (“DSUs”) (“Share-Based Component”). The Cash-Based Component varies based on role(s) held by the directors on the Board (e.g. chairing the Board or a committee and/or being a committee member), while the Share-Based Component is fixed. The Share-Based Component is set at $50,000 for all directors, except the Board Chair who has a Share-Based Component of $90,000. This flat-fee approach is consistent with the compensation trends of the comparator group, add predictability to compensation paid to directors, and is simpler to administer. Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component is paid in DSUs.

Directors are also reimbursed for reasonable travel and other out-of-pocket expenses incurred for attendance at Board and committee meetings.

Comparator Group

In fiscal 2022, the Committee revised the comparator group for both director compensation and executive compensation and recommended that the same comparator group comprised of Canadian and U.S. companies be used, except that, for director compensation, it was deemed appropriate to adopt a compensation policy aligned with the median of the Canadian market only as a first step and to eventually migrate toward a North American pay policy aligned with the median of the North American market at a later time. In fiscal 2023, the Committee reassessed the appropriateness of the directors’ total compensation, giving consideration to the Company’s development, and recommended, and the Board approved, to maintain the then current compensation based on the median of the Canadian market.

Alithya’s director compensation comparator group is comprised of 15 companies, including companies in the IT industry, as well as companies in other industries, but of comparable size to Alithya in terms of revenues and market capitalization, given that Alithya currently mainly competes to attract and retain directors in Canada. The comparator group is comprised of the following companies:

COMPANY NAME	COMPANY NAME

Absolute Software Corporation	Logistec Corporation

Calian Group Ltd.	Nuvei Corporation

Converge Technology Solutions Corp.	Stingray Group Inc.

Enghouse Systems Limited	Tecsys Inc.

Goodfood Market Corp.	The Descartes Systems Group Inc.

IBI Group Inc.(1)	TVA Group Inc.

Kinaxis Inc.	Yellow Pages Limited

Lightspeed Commerce Inc.

(1)	IBI Group inc. is no longer a publicly-traded organization and will need to be replaced in the next review of the comparator group.

Annual Retainer

The following table shows the Cash-Based Component and the Share-Based Component of the annual retainer of all directors for the fiscal year ended March 31, 2023:

	ANNUAL RETAINER
DIRECTOR POSITION	CASH-BASED COMPONENT(1)	SHARE-BASED COMPONENT

Board Chair	$85,000	$90,000

Director	$45,000	$50,000

Committee Chair	$35,000	-

Committee Member	$10,000	-

(1)

Directors may elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs or a combination of both. Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component is paid in DSUs.

ALITHYA  |  Director Compensation      15

Long Term Incentive Plan – DSUs

In addition to the Share-Based Component of their annual retainer, directors may, subject to the Director Share Ownership Requirement (as defined below), prior to the beginning of each calendar year, elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs issued pursuant to the Company’s Long Term Incentive Plan (“LTIP”), or a combination of both.

DSUs are credited to each director’s account on the last day of each quarter and the number to be credited is calculated by dividing the dollar amount to be received in DSUs for such quarter by the closing price of the subordinate voting share on the TSX, on the last trading day immediately preceding the date of grant. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one subordinate voting share of the Company. Each director has an account where DSUs are credited and held until the director leaves the Board.

The issuance of DSUs to directors is considered a key component to enhance the Company’s ability to attract and retain talented individuals to serve as members of the Board, to promote alignment of interests between directors and the Company’s shareholders and to assist directors in fulfilling the Director Share Ownership Requirement.

Detailed information on the LTIP is included in Schedule A of this Information Circular.

DIRECTOR COMPENSATION TABLE

The table below shows the compensation earned by each individual who served as a non-executive director during the fiscal year ended March 31, 2023. Mr. Paul Raymond, who is a director, is also the Company’s President and Chief Executive Officer. His compensation is discussed in the section entitled “Compensation of the NEOs – Summary Compensation Table”.

NAME OF DIRECTOR	CASH(1) ($)	SHARE-BASED AWARDS(2) ($)	ALL OTHER COMPENSATION ($)	TOTAL FEES EARNED ($)

Dana Ades-Landy	55,000	50,000	-	105,000

André P. Brosseau(3)	22,500	25,000	-	47,500

Robert Comeau	80,000	50,000	-	130,000

Mélissa Gilbert(4)	-	-	-	-

Lucie Martel	90,000	50,000	-	140,000

Pierre Karl Péladeau(5)	20,666	-	-	20,666

James B. Renacci	45,000	50,000	-	95,000

Ghyslain Rivard	65,000	50,000	-	115,000

C. Lee Thomas	55,000	50,000	-	105,000

Pierre Turcotte	85,000	90,000	-	175,000

(1)

This column shows the value of the retainer earned by the directors for the fiscal year ended March 31, 2023 and which was payable in cash. It does not, however, represent the directors’ compensation which was actually paid in cash as it includes the full Cash-Based Component of their annual retainer, while certain directors elected to receive a portion or all of the Cash-Based Component of their annual retainer in DSUs in addition to their fixed Share-Based Component. For fiscal 2023, Ms. Ades-Landy elected to receive 10% of her Cash-Based Component in DSUs; Mr. André P. Brosseau elected to receive 100% of his Cash-Based Component in DSUs; Mr. Comeau elected to receive 75% of his Cash-Based Component in DSUs; Mr. C. Lee Thomas elected to receive 25% of his Cash-Based Component in DSUs; Mr. Pierre Turcotte elected to receive 30% of his Cash-Based Component in DSUs; and Messrs. Pierre Karl Péladeau, James B. Renacci and Ghyslain Rivard and Ms. Lucie Martel elected to receive 100% of their Cash-Based Component in cash, except that, for the three first quarters of fiscal 2023, Ms. Martel received 50% of her Cash-Based Component in cash regardless of her election as she did not meet the Director Share Ownership Requirement at such time.

(2)

This column shows the value of the retainer earned by the directors for the fiscal year ended March 31, 2023 and which was payable in DSUs. It, however, undervalues the directors’ compensation which was actually paid in DSUs, as it only includes the Share-Based Component of their annual retainer, while certain directors elected to receive a portion or all of the Cash-Based Component of their annual retainer in additional DSUs. Please refer to footnote 1 above for a list of which directors elected to receive a portion of the Cash-Based Component of their annual retainer in additional DSUs.

(3)	Mr. Brosseau was elected as a director on September 14, 2022. His compensation therefore only includes his compensation in respect of the last two quarters of fiscal 2023.

(4)	Ms. Gilbert waived her right to receive her Board retainer (in both cash and DSUs).

(5)

Mr. Péladeau did not stand for re-election on the Board and ceased to act as a director on September 14, 2022. His compensation therefore only includes his compensation for the period from April 1, 2022 to September 14, 2022. His compensation also only includes his Cash-Based Component as he waived his right to receive the Share-Based Component of his compensation.

ALITHYA  |  Director Compensation      16

INCENTIVE PLAN AWARDS - OUTSTANDING AWARDS

The following table shows the market value of vested DSUs (share-based awards) held by each individual who served as a non-executive director during the fiscal year then ended. The Company’s directors did not receive any option-based awards in respect of their compensation for the fiscal year ended March 31, 2023.

		SHARE-BASED AWARDS

NAME	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED(1) ($)

Dana Ades-Landy	-	210,546
André P. Brosseau	-	54,988
Robert Comeau	-	325,501
Mélissa Gilbert	-	-
Lucie Martel	-	269,552
Pierre Karl Péladeau(2)	-	-
James B. Renacci	-	183,389
Ghyslain Rivard	-	164,994
C. Lee Thomas	-	228,309
Pierre Turcotte	-	363,550

(1)

Shows the aggregate market value of DSUs held as at March 31, 2023 based on $2.70, the closing price of the subordinate voting shares on the TSX on March 31, 2023, the last trading day of the fiscal year ended March 31, 2023. All DSUs are fully vested at the time of grant.

(2)	Mr. Péladeau ceased to be a member of the Board on September 14, 2022.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The table below shows the value of DSUs (share-based awards) held as at March 31, 2023 by each individual who served as a non-executive director during the fiscal year then ended which vested during the fiscal year. Directors did not receive any option-based awards or non-equity incentives during the fiscal year ended March 31, 2023.

NAME	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR(1) ($)

Dana Ades-Landy	55,500

André P. Brosseau	47,500

Robert Comeau	110,000

Mélissa Gilbert	-

Lucie Martel	83,750

Pierre Karl Péladeau(2)	-

James B. Renacci	50,000

Ghyslain Rivard	50,000

C. Lee Thomas	63,750

Pierre Turcotte	115,500

(1)

No value is indicated for Ms. Gilbert and Mr. Péladeau, as Ms. Gilbert waived her right to receive her Board retainer (in both cash and DSUs) and Mr. Péladeau also waived his right to receive the Share-Based Component of his Board retainer.

(2)	Mr. Péladeau ceased to be a member of the Board on September 14, 2022.

DIRECTOR SHARE OWNERSHIP REQUIREMENT

The directors of the Company play a central role in enhancing shareholder value and are therefore required to acquire and maintain a certain level of ownership in the Company in accordance with the Company’s minimum share ownership requirement for directors (the “Director Share Ownership Requirement”). Such policy was adopted to better align the directors’ economic interests with those of shareholders. The Director Share Ownership Requirement is three times the Cash-Based Component of their annual retainer, regardless of whether it is paid in cash or in DSUs, which shall be reached within a five-year period starting on the later of July 1, 2021 and their election or appointment on the Board.

To assess the Director Share Ownership Requirement, Shares and vested equity grants such as DSUs are valued at the greater of (i) the price of the subordinate voting shares at the time those

Shares or DSUs were acquired and (ii) the market value of the Shares or DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding the date on which the share ownership level is assessed.

Alithya securities held to comply with the Director Share Ownership Requirement shall not be, during the directors’ tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to their ownership.

Directors may also elect to receive up to 100% of the Cash-Based Component of their annual retainer in DSUs. Until they meet the Director Share Ownership Requirement, directors are, however, required to receive at least 50% of the Cash-Based Component of their annual retainer in DSUs.

ALITHYA  |  Director Compensation      17

Director Share Ownership Table

The following table provides information on the number and the value of Shares and DSUs owned by each non-executive Nominee Director as at July 17, 2023, and indicates whether they meet the Director Share Ownership Requirement.

DIRECTOR	NUMBER OF SHARES(1) OWNED, CONTROLLED OR DIRECTED	TOTAL VALUE OF SHARES(1)(2) ($)	NUMBER OF DSUs HELD	TOTAL VALUE OF DSUs(2) ($)	TOTAL NUMBER OF SHARES(1) OWNED, CONTROLLED OR DIRECTED AND DSUs	TOTAL VALUE OF SHARES(1)(2) AND DSUs(2) ($)	MINIMUM SHARE OWERNSHIP VALUE REQUIRED(3)	DIRECTOR SHARE OWNERSHIP REQUIREMENT ASSESSMENT(4)

Dana Ades-Landy	12,725	32,958	84,374	218,529	97,099	251,486	165,000	✓

André P. Brosseau	350,000	906,500	31,310	81,093	381,310	987,593	135,000	✓

Robert Comeau	51,300	132,867	133,228	345,061	184,528	477,928	240,000	✓

Lucie Martel	-	-	105,594	273,488	105,594	273,488	270,000	✓

Ghyslain Rivard	4,787,819	12,400,451	66,869	173,191	4,854,688	12,573,642	195,000	✓

C. Lee Thomas	51,000	132,090	91,903	238,029	142,903	370,119	165,000	✓

Pierre Turcotte	1,980,033	5,128,285	147,954	383,201	2,127,987	5,511,486	255,000	✓

(1)	Subordinate voting shares and/or multiple voting shares, as applicable.

(2)

Value based on $2.59, the closing price of the subordinate voting shares on the TSX on July 17, 2023. Although the Director Share Ownership Requirement assessment is calculated based on the total value of the greater of the price of the Shares and DSUs at the time they were acquired and the market value of the Shares and DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding July 17, 2023 (which was $2.42), the above table shows the total value of Shares or DSUs owned based on the closing price of the market value using the closing price of the subordinate voting shares on the TSX on July 17, 2023 (which was $2.59), solely to be consistent with the value at-risk disclosed in the section entitled “Nominees for Election to the Board”. Had we used the acquisition value or average closing price, the Director Share Ownership Requirement assessment would have been the same.

(3)	The minimum Director Share Ownership Requirement value required is equal to three times the Cash-Based Component of the director’s annual retainer, regardless of whether it is paid in cash or DSUs.

(4)

The minimum Director Share Ownership Requirement assessment is based on the total value of the greater of the price of the Shares or DSUs at the time they were acquired and the market value of the Shares or DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding July 17, 2023 (which was $2.42).

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Statement of Corporate Governance Practices

We believe our success relies on our reputation and the trust placed in our Company by our clients, employees, suppliers and others we interact with in our operations. Our commitment to specific core values such as respect, trust and integrity guide our actions and the way we operate responsibly and with integrity. As such, we are committed to adhering to high standards of corporate governance and designed our corporate governance practices consistent with this objective. The role, specific mandate and functioning rules of the Board and its committees are set forth in our corporate governance guidelines (“Corporate Governance Guidelines”) and their respective mandate adopted by the Board, which are available on our website at www.alithya.com. They are reviewed at least annually with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs.

As a Canadian reporting issuer with securities listed on the TSX and NASDAQ, our corporate governance practices comply with applicable rules adopted by the Canadian securities regulators (“CSA”), applicable provisions of the U.S. Sarbanes-

Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with certain of the NASDAQ corporate governance rules, provided that we comply with Canadian governance requirements. Accordingly, except as summarized on our website at www.alithya.com, our corporate governance practices comply with the NASDAQ corporate governance rules in all significant respects.

The Board is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value, and that its corporate governance practices meet the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines. The Board has approved the disclosure of the Company’s corporate governance practices described below.

Here are a few highlights of our corporate governance practices as at July 17, 2023:

80% OF INDEPENDENT DIRECTORS WITH AN INDEPENDENT LEAD DIRECTOR	BOARD DIVERSITY TARGET OF 30% OF WOMEN AND ONE MEMBER OF OTHER DIVERSITY GROUPS	ANNUAL BOARD EVALUATION PROCESS	OVERBOARDING AND BOARD INTERLOCK POLICIES	MINIMUM OF 75% OF BOARD AND COMMITTEE ATTENDANCE AS RE-ELECTION ELIGIBILITY CRITERIA

BOARD OF DIRECTORS

Mandate of the Board

The Board has clearly delineated its role and the role of management. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company, while management’s role is to conduct the day-to-day operations in a way that will meet this objective. The mandate of the Board, which it currently discharges directly or through one of its three committees, is to supervise the management of the business and affairs of the Company, and includes responsibility for approving strategic goals and objectives, review of operations, disclosure and communication policies, oversight of financial reporting and other internal controls, corporate governance, director orientation and education, executive compensation and oversight, and director nomination, compensation and assessment. Board committees’ recommendations are generally subject to Board approval. Meetings of the Board are held at least six times a year and as necessary.

The Board annually reviews the adequacy of its mandate. The text of the Board’s mandate is set out in Schedule B to this Information Circular.

Composition of the Board

BOARD SIZE

The Board is currently comprised of ten members, namely: Dana Ades-Landy, André P. Brosseau, Robert Comeau, Mélissa Gilbert, Lucie Martel, James B. Renacci, Paul Raymond, Ghyslain Rivard, C. Lee Thomas and Pierre Turcotte, and has fixed at eight the number of directors to be elected at the Meeting, a size the Board considers both adequate in consideration of the Company’s size and functional in order to maintain an efficient Board. All of the Nominee Directors are currently members of the Board and were elected at the last annual meeting of shareholders.

INDEPENDENCE OF DIRECTORS

In determining whether a director is independent, the Board applies the standards developed by Canadian and U.S. securities laws and regulations and the NASDAQ corporate governance standards, in light of all relevant facts. To better align the interest of the Board with those of our shareholders, 88% of the Nominee Directors are independent. Except for Mr. Raymond, who is the Company’s President and Chief Executive Officer, the Board determined that the seven other Nominee Directors are independent. In particular, except for Mr. Raymond, the Board noted that none of the Nominee Directors has been employed

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by Alithya for at least 10 years, nor is any of them a party to any related party transaction with Alithya.

INDEPENDENT	NON-INDEPENDENT

Dana Ades-Landy André P. Brosseau Robert Comeau Lucie Martel Ghyslain Rivard C. Lee Thomas Pierre Turcotte	Paul Raymond(1)

(1)	Mr. Raymond is the President and Chief Executive Officer of the Company.

In-Camera Meetings

The Board holds an in-camera meeting of the non-executive directors and an in-camera meeting of the independent directors in conjunction with every regular meeting of the Board. During the fiscal year ended March 31, 2023, in-camera meetings of the non-executive and independent directors were held after each regular meeting.

DIRECTORSHIPS OF OTHER ISSUERS AND BOARD INTERLOCKS

As indicated in our Corporate Governance Guidelines, the Company recognizes that the Board can benefit from a director also serving on the board of other issuers, so long as such service does not conflict with the Company’s interests or affect the director’s ability to serve as a director of the Board (i.e. overboarding). Accordingly, no director shall serve as a director, officer or employee of one of the Company’s competitors. Also, each non-executive director is expected to hold no more than four directorships with other publicly listed issuers, and each executive director is expected to hold no more than two such directorships. In addition, members of the Audit Committee may not serve on the audit committee of more than two other publicly listed issuers, unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Audit Committee.

A director wishing to join any other board of directors, whether of a private or public corporation, must also first request permission of the Chair of the Board so that the appropriate review can be undertaken to ensure that there is no potential conflict or any other legal or business concerns.

As at July 17, 2023, certain Nominee Directors were directors of other publicly listed issuers, as outlined in the following table:

NAME	PUBLIC ENTITY	COMMITTEES

Dana Ades-Landy	Sagen MI Canada Inc. (TSX)	Member of the Audit Committee

André P. Brosseau	Quebecor Inc. (TSX)	Member of the Audit and Risk Management Committee and of the Human Resources and Corporate Governance Committee

Lucie Martel	Fiera Capital Corporation (TSX)	Chair of the Human Resources Committee

Paul Raymond	WSP Global Inc. (TSX)	Member of the Audit Committee

The Company’s Corporate Governance Guidelines further provide that there may not be more than two board interlocks at any given time. A board interlock is considered to occur when two of the Company’s directors serve together on the board of another public company or investment company. As of July 17, 2023, there were no board interlocks.

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chair of the Board, the lead director and the President and Chief Executive Officer, the complete text of which can be found on the Company’s website at www.alithya.com. Summaries of the foregoing position descriptions are included below. Position descriptions are reviewed annually by the Governance Committee and are updated as required.

Chair of the Board

The Company’s Board is led by a non-executive Chair, who, as per our Corporate Governance Guidelines, must be appointed by the Board upon the recommendation of the Governance Committee. The prime responsibility of the Board Chair is to provide leadership to the Board and enhance Board effectiveness. As such, the Board Chair prepares and presides Board meetings and ensures the efficient conduct of the Board’s work. In fulfilling his responsibilities, the Board Chair acts as a liaison between the Board and management and takes steps to foster the Board’s understanding of its responsibilities and boundaries with management. The Board Chair also oversees the responsibilities delegated to Board committees. Mr. Pierre Turcotte is the current Chair of the Board.

Lead Director

The Board has appointed an independent lead director whose prime responsibility is to assist the Board Chair in enhancing Board effectiveness. Notwithstanding the fact that the Board Chair is independent, the Board elected to continue upholding the lead director function which was initially put in place due to the Board Chair’s non-independent status considering it positively contributes to the Board’s productive discussions and overall efficiency. In fulfilling his responsibilities, the lead director ensures that the effectiveness of the Board is annually assessed and provides input to the Board Chair and Governance Committee regarding the planning and organization of the activities of the Board. Mr. Robert Comeau is the current lead director of the Company.

President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the growth and success of the Company. In fulfilling his responsibilities, the President and Chief Executive Officer develops the Company’s strategic plan, in light of emerging opportunities and risks and with a view to the Company’s sustained profitable growth and long-term value creation, and oversees the implementation of such plans once approved by the Board. The President and Chief Executive Officer ensures that the Company achieves and maintains a satisfactory level of competitiveness both through organic growth, by strengthening existing client partnerships and fostering new relationships, and completing strategic acquisitions. Mr. Paul Raymond is the current President and Chief Executive Officer. He reports to the Company’s Board.

Committees’ Mandates and Membership

The Board has established three committees to assist it in fulfilling its mandate: the Audit and Risk Management Committee (“Audit Committee”), the Corporate Governance and Nominating Committee (“Governance Committee”) and the Human Capital and Compensation Committee (“Compensation Committee”). Each committee reports to the Board. The role and

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responsibilities of committee Chairs and the mandate of the committees are described below.

ROLE AND RESPONSIBILITIES OF COMMITTEE CHAIRS

The text of the mandates of the Audit Committee, the Governance Committee and the Compensation Committee, which can be found on the Company’s website at www.alithya.com, each contain a description of the position of the Chairs. The prime responsibility of committee Chairs is to be responsible for leadership of the committee assignments, including preparing the agenda, presiding over the meetings, making committee assignments, and reporting to the Board following meetings of the committee on matters considered by the committee, its activities and compliance with its mandate. Mr. Robert Comeau is the Chair of the Audit Committee, Mr. Pierre Turcotte is the Chair of the Governance Committee and Ms. Lucie Martel is the Chair of the Compensation Committee.

The following is a summary of the mandate of each committee of the Board. Each committee annually reviews the adequacy of its mandate.

AUDIT AND RISK MANAGEMENT COMMITTEE

The primary mandate of the Audit Committee is to review the financial statements of the Company and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditor, and to oversee the Company’s internal control over financial reporting. The Audit Committee is also responsible for ensuring that appropriate risk management processes are in place across the Company, including for the management of IT systems and infrastructure and security and cybersecurity risks. In performing its duties and exercising its powers, the Audit Committee considers and addresses the risks related to the establishment, maintenance and implementation of disclosure controls and procedures and internal control over financial reporting and the risks related to security and data privacy that would reasonably be expected to have a material effect on the Company.

With regard to security, the Audit Committee receives periodic updates from the Company’s Chief Information Security Officer in order to review and monitor (i) management’s practices and policies with respect to the Company’s major security risks, including physical, information, and cyber, and control thereof, in accordance with applicable legal and regulatory requirements, (ii) security trends that may impact the Company’s operations and business and its evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of development and implementation of appropriate communications and training. The Audit Committee then reports to the Board on the Company’s compliance with such practices and policies and progress in remedying any identified significant deficiencies, if any. Updates by the Chief Information Security Officer allow the Audit Committee to better understand cybersecurity risks and controls, identified or potential security breaches, if any, and Company initiatives and mitigation measures, and keep its members informed of new threats, trends and evolving risks.

Please refer to Appendix A of the Company’s Annual Information Form (“AIF”) for the text of the Audit Committee’s charter. The AIF is available on the Company’s website at www.alithya.com and on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. The charter of the Audit Committee is also available on the Company’s website at www.alithya.com.

The membership of the Audit Committee is as follows:

MEMBERSHIP	INDEPENDENT
Robert Comeau (Chair)	✓
Dana Ades-Landy	✓
C. Lee Thomas	✓

Below details the main qualifications of the members of the Audit Committee to effectively contribute to the Audit Committee:

•

Mr. Comeau brings significant financial expertise to the Audit Committee. He served as Chief Financial Officer of both public and private companies from 2005 to 2015 and acted as Chair of the Audit Committee of H2O Innovation Inc. from 2017 to 2021. Mr. Comeau holds a Bachelor’s degree in accounting from HEC Montreal and is a former Chartered Professional Accountant (CPA, CA).

•

Ms. Ades-Landy has extensive financial expertise. With more than 25 years of experience as an executive in the banking industry, including executive leadership positions at Scotiabank, Laurentian Bank and National Bank of Canada, she currently works in the Special Loans Group of the National Bank of Canada which she had run for over seven years in her previous time at this institution. Ms. Ades-Landy also serves as director and member of the Audit Committee of First Lion Holdings Inc. and Sagen MI Canada Inc. since 2018 and 2021, respectively. She previously acted as Chair of First Lion Holdings Inc. until 2022 and director and Chair of the Audit Committee of the Canada Mortgage and Housing Corporation from 2017 to 2020. Ms. Ades-Landy holds a Master of Business Administration in Finance and Accounting from Concordia University.

•

Mr. Thomas brings valuable financial expertise to the Audit Committee. He has held various roles at Ernst & Young LLP from 1976 to 2014, including that of Managing Partner. Mr. Thomas currently acts as Chair of the Board of Trustees at Baldwin Wallace University and as financial consultant for Regional Brands Inc. He also previously served as director and Chair of the Audit Committee of Technical Consumer Products International. Mr. Thomas holds a Bachelor’s degree in accounting from Baldwin Wallace University and is a Certified Public Accountant (CPA).

The mandate of the Audit Committee provides that it must be composed of a minimum of three members, all of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that all members of the Audit Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). The Board has also determined that Mr. Robert Comeau is an “audit committee financial expert”

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within the meaning of the SEC regulations and applicable NASDAQ rules.

No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

Only Ms. Dana Ades-Landy, who is a member the Audit Committee of Sagen MI Canada Inc., serves on the Audit Committee of another public company.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The primary mandate of the Governance Committee is to oversee the Company’s approach to corporate governance issues, to recommend to the Board corporate governance practices consistent with the Company’s commitment to high standards of corporate governance and to address potential risks related to corporate governance matters. The Governance Committee is, among others, responsible for assessing at least annually the performance and effectiveness of the Board and committees to ensure that they are fulfilling their respective responsibilities and duties efficiently. The Governance Committee is also responsible for identifying, and recommending to the Board, potential director candidates who possess the qualifications and skills to fulfill the Board responsibilities. The membership of the Governance Committee is as follows:

MEMBERSHIP	INDEPENDENT
Pierre Turcotte (Chair)	✓
Lucie Martel	✓
Ghyslain Rivard	✓

Below are details of committee members’ career highlights that make them qualified and effective corporate governance decision-makers:

•

Mr. Turcotte has extensive managerial and directorship experience within both private and public companies and not-for-profit organizations. He was also a director at the time the Company went public and underwent its corporate governance transformation to comply with all rules applicable to public companies. Mr. Turcotte is a member of the Institute of Corporate Directors.

•

Mr. Rivard has more than 35 years of experience in the IT and business services sector and is the founder of the Company. As such, he has at heart the long-term sustainability of the Company leveraging the highest ethical and governance standards in the IT industry. Like Mr. Turcotte, he was also a director at the time the Company went public, and is also a member of the Institute of Corporate Directors.

•

Ms. Martel has more than 30 years of experience in strategic management of human resources and labour relations and more than 10 years of experience with a public company, Intact Financial Corporation, where she was Senior Vice-President and Chief Human Resources Officer from 2011 until her retirement in 2021. She brings valuable insight on key governance topics of interest to public companies and which are tightly intertwined with human capital and compensation matters. She is also a director of Fiera Capital Corporation. She holds a Bachelor’s degree in industrial relations from Université de Montréal and is a member of the Institute of Corporate Directors.

The mandate of the Governance Committee provides that it must be composed of at least three members, a majority of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that all three members of the Governance Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the Exchange Act. Mr. Pierre Turcotte is the current Chair of the Governance Committee.

HUMAN CAPITAL AND COMPENSATION COMMITTEE

The primary mandate of the Compensation Committee is to approve, and recommend to the Board, compensation programs for the Company’s executive officers, members of senior management and the directors. The Compensation Committee is responsible for, among other things, reviewing the compensation structure of the Company’s executive officers and members of senior management, establishing and reviewing the employment agreements of the members of the Executive Committee, recommending to the Board compensation policies and processes, as well as, where applicable, amendments to current incentive compensation and equity compensation plans or the adoption of new plans, in order to retain senior management employees with the skills and expertise needed to enable Alithya to achieve its goals and strategies at a fair and competitive compensation. The Compensation Committee reviews, and recommends to the Board, target performance measures respecting incentive compensation payable to members of the Executive Committee of the Company as well as compensation to be paid-out. It is responsible for overseeing the transparency of compensation through the disclosure of various compensatory elements, including the overall disclosure of arrangements, pay-for-performance and use of compensation consultants. It is also responsible for the oversight of internal controls in executive compensation process and the identification and development of talent to ensure that Alithya identifies and adequately prepares potential successors at the executive and senior management levels.

MEMBERSHIP	INDEPENDENT
Lucie Martel (Chair)	✓
Ghyslain Rivard	✓
Pierre Turcotte	✓

Below are details of committee members’ career highlights that make them qualified and effective human capital and compensation decision-makers:

•

Ms. Martel has more than 30 years of experience in strategic management of human resources and labour relations acquired at Intact Financial Corporation where she was Senior Vice-President and Chief Human Resources Officer from 2011 until her retirement in 2021, as well as previously at AXA Canada, Laurentian Bank, Direct Film and Uniroyal. She is also a director and the Chair of the Human Resources Committee of Fiera Capital Corporation and previously served as director and Chair of the Human Resources Committee of the Montréal Heart Institute Foundation. Ms. Martel

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holds a Bachelor’s degree in industrial relations from Université de Montréal.

•

Mr. Rivard has more than 35 years of experience in the IT and business services sector and is the founder and former President and Chief Executive Officer of the Company. As such, he has in-depth knowledge of the human capital considerations in the day-to-day operations of the Company, as well as extensive historical knowledge about the Company.

•	Mr. Turcotte has extensive managerial and directorship experience within both private, public and not-for-profit companies.

The mandate of the Compensation Committee provides that it must be composed of at least three members, a majority of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that all three members of the Compensation Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the Exchange Act. Ms. Lucie Martel is the current Chair of the Compensation Committee.

Board Renewal

BOARD TENURE AND TERM LIMITS

The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing off Board directors who have developed, over a period of service, increased insight into the Company and who, therefore, can be expected to provide a valuable contribution to the Board. At the same time, the Board recognizes the value of some turnover in Board memberships to provide ongoing input of fresh ideas and views. The Governance Committee is mandated to annually review the composition of the Board and to consider recommending changes to its composition, where appropriate.

RETIREMENT FROM THE BOARD

The Board has adopted in its Corporate Governance Guidelines its view on the mandatory retirement age for directors. A director shall not, unless otherwise determined by the Board, at its discretion, be appointed or elected as a director once that person has reached 75 years of age.

BOARD ASSESSMENT

The Governance Committee is, together with the lead director, responsible for assessing the overall performance and effectiveness of the Board, committees and individual directors. The objective of the assessment is to ensure the continued

effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. The annual Board assessment process is conducted very thoroughly following these four steps:

•

First, the Governance Committee approves a confidential comprehensive Board evaluation questionnaire to solicit feedback from all of the directors on the operation and effectiveness of the Board and its committees, the Chair of the Board and the committees, as well as their individual performance. The questionnaire includes questions regarding matters such as the Board structure and efficiency, the Board’s relationship with management, the adequacy of information provided to directors and agenda planning for Board and committee meetings. Once approved, the questionnaire is launched through the Office of the Corporate Secretary and completed by each of the directors.

•	Second, once all evaluation questionnaires are submitted, the responses are analyzed by the lead director, who then holds confidential one-on-one conversations with each director.

•	Third, the lead director reports the results to the Governance Committee and the Board, as well as identified areas of improvements to enhance the performance of the Board and of the committees.

•	Lastly, the Board reviews and discusses the lead director’s report and approves necessary remedial actions as appropriate.

Nomination to the Board

NOMINATION PROCESS

When identifying potential director candidates, the Governance Committee and the Board Chair (who is also the Chair of the Governance Committee) focus on expanding and completing the Board’s overall knowledge, expertise and diversity, while maintaining a size that allows efficient functioning. Board renewal and succession planning is an item in the work program of the Governance Committee and is subject to regular discussions. In proposing a list of director candidates, the Board is guided by the process described in the Company’s Corporate Governance Guidelines.

The nomination process is as follows:

NOVEMBER

The Governance Committee reviews and discusses the following items in connection with the composition of the Board and its committees:

-   the size of the Board and any considerations to increase or decrease it while aiming at maintaining a size that allows efficient functioning;

-   the voting results for the election of the directors at the last annual meeting of shareholders;

-   the Board skills matrix, with a focus on expanding and enhancing the Board’s overall knowledge, business expertise and industry experience, as well as set diversity targets to achieve and maintain, while giving careful consideration to each director’s record of attendance, independence status, financial acumen, business judgment, board dynamics, other diversity criteria (including age with regards to the Company’s retirement policy set forth in the Corporate Governance Guidelines) and their most recent director performance self-assessment; and

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- the potential need to retain a director search firm to assist in identifying director candidates that meet the Board’s objectives, where deemed necessary.
NOVEMBER – JUNE

If applicable, the members of the Governance Committee, together with the Board Chair, identify potential director candidates to fill any vacancy or need on the Board and submit their proposed candidates to the Chair of the Governance Committee.

If applicable, the Governance Committee Chair presents a list of potential candidates to the Governance Committee and selects one or more candidates to be approached by the Board Chair and the President and Chief Executive Officer.

If applicable, the Board Chair, together with the President and Chief Executive Officer, meet with and interview each candidate to assess the candidate’s fit with the Board and his or her interest and willingness to serve on the Board, potential conflicts of interest, and ability to devote sufficient time and energy to the Board.

JUNE

The Board Chair, together with the President and Chief Executive Officer, propose to the Governance Committee the director candidate(s) to be proposed as nominee(s) for election to the Board at the next annual meeting of shareholders, the Governance Committee approves their nomination, and the Governance Committee Chair reports the same to the Board.

JULY	The management proxy circular containing the nominees for election to the Board is proposed and approved by the Board.
SEPTEMBER	The nominees to the Board are presented for election to the shareholders at the AGM and each nominee is elected to serve as a director on the Board upon receiving a majority of votes in their favour.

As part of the process, the Board Chair, in consultation with the Governance Committee, has developed a skills matrix based on types of business expertise and industry experience and diversity criteria, which aims at identifying gaps to be addressed in the director nomination process. Such process ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

For an overview of the competencies of each Nominee Director, together with their gender, age, geographical representation and Board tenure, please refer to the Board Skills Matrix presented in the section entitled “Nominees for Election to the Board – Board Skills Matrix”. The Governance Committee reviews at least annually its skills matrix with the Board Chair with a view to (i) ensuring that the Board’s overall expertise and experience remain diversified, (ii) ensuring that the matrix itself remains accurate and relevant to the evolving needs of the Company, and (iii) filling any gaps so that the needs of the Board are met. In this regard, in June 2023, the Governance Committee recommended to the Board, and the Board approved, to replace the “IT Consulting Services” business expertise of its Board Skills Matrix with “Technology/Innovation/Cybersecurity”, thereby acknowledging the importance of identifying candidates with experience in cybersecurity and other areas of evolving technology and innovation.

IDENTIFICATION OF POTENTIAL DIRECTOR CANDIDATES

The Governance Committee has the mandate to identify and recruit qualified director candidates and to make recommendations to the Board for their nomination for election or appointment. The Chair of the Board and the President and Chief Executive Officer are consulted and have input throughout the selection process. The Board, however, retains the ultimate responsibility for giving its approval for its composition and size and the selection of candidates nominated for election or appointed as directors. An invitation to stand as a nominee director is made to a candidate by the Board through the Board Chair.

The Governance Committee is mandated to review annually the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, an appropriate variety of skills and experience to overview the overall stewardship of the Company. Results of the board assessment are taken into consideration when assessing the Board composition. For more information on such assessment, please refer to the section entitled “Board Renewal – Board Assessment”.

NOMINATION OF DIRECTORS FOR RE-ELECTION

Our Corporate Governance Guidelines provide that each director must have a combined attendance rate of 75% or more at Board and committee meetings to stand for re-election, unless exceptional circumstances arise such as illness, death in the family or other like circumstances, failing which such director must tender a written offer to resign. As of July 17, 2023, except for Mr. André P. Brosseau, the Nominee Directors all met such condition. Mr. André P. Brosseau has an attendance rate of less than 75% for fiscal 2023, due to the fact that he was a director only during part of the fiscal year (i.e. September 14, 2022 to March 31, 2023) and missed one out of three regular meetings of the Board held during such short period. The Board considers the attendance rate under those circumstances does not reflect the high commitment, devotion and availability of Mr. Brosseau and considered this as circumstances to recommend his candidacy.

DIVERSITY

In an increasingly complex global market, the ability to draw on a wide-range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, diversity helps to ensure that a wide variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced, inclusive and comprehensive.

The Company believes that diversity at board, executive officer and senior management levels (and at all levels within the Company) can provide a number of potential benefits, including:

•	Access to a significant part of a potentially relevant talent pool that can contribute to and lead in a variety of technical and other functional areas;

•

Unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in finance, strategy, marketing, client relations, technology, mentoring and employee relations in a world of diverse clients and workforces;

•	Potential for richer discussion and debate that may ultimately increase effectiveness in decision-making and advising functions;

•	Increased likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and

•	Signaling Alithya’s values to various stakeholders, including employees at all levels, shareholders, clients, communities, regulators and other government officials, and the public.

The Board believes that diversity of personal characteristics such as age, gender, ethnicity, geographical representation and culture is an important attribute of a well-functioning Board. Alithya believes that increasing the diversity of the Board to reflect the communities and clients Alithya serves is essential in

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maintaining a competitive focus and that a diverse board also signals that diverse perspectives are important to the Company, and that Alithya is committed to inclusion. Alithya has adopted a written policy on board diversity which is contained in its Corporate Governance Guidelines, reflecting a commitment to include an appropriate number of directors who self-identify as a woman, a person of a visible minority, an Indigenous person or a person with a disability.

The Governance Committee, which is responsible for recommending director candidates to the Board, considers candidates on merit, based on a balance of skills, background, experience, knowledge and personal characteristics. The Governance Committee also sets measurable objectives for achieving diversity and recommend them to the Board for adoption. In connection with these objectives, the Company’s Corporate Governance Guidelines set as a target that at least 30% of directors on the Board should self-identify as women and that there should be at least one director who self-identifies as a member of a visible minority, an Indigenous person or a person with a disability by the end of fiscal 2024.

As at March 31, 2023, three of the ten directors of the Board self-identify as women, representing 30% of the Board. Two of the eight Nominee Directors being proposed for election at this year’s Meeting self-identify as women. If all Nominee Directors are elected, women would represent 25% of the Board. Alithya’s Board expects to reach again a level of at least 30% of women by or prior to the next annual general meeting. The Governance Committee considers the level of representation of women and diversity on the Board by overseeing the selection process and ensuring that women and other diverse candidates are included in the list of candidates proposed to the Board as potential directors.

The table below outlines information on the voluntary self-identified gender, racial characteristics, and LGBTQ+ status of the Company’s Nominee Directors, as required, and in the format prescribed, by NASDAQ:

BOARD DIVERSITY MATRIX (as at July 17, 2023)

Country of Principal Executive Office:		Canada

Foreign Private Issuer:		Yes

Disclosure Prohibited under Home Country Law:		No

Total Number of Nominee Directors:		8

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender

Nominee Directors	2	6	-	-

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	-

LGBTQ+	-

Did Not Disclose Demographic Background	-

MAJORITY VOTING POLICY

The Board has adopted a policy, which forms part of our Corporate Governance Guidelines, to the effect that any nominee director who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, shall tender his or her resignation to the Board promptly following the meeting of shareholders at which the director was elected. The directors, other than those who also received a majority withheld vote at the same election, shall consider and, within 90 days following the election, determine whether or not to accept the resignation. The Board will make its decision and promptly announce it in a press release within 90 days following the shareholders meeting, a copy of which will be provided to the TSX. The Board shall, however, accept such resignation absent exceptional circumstances and the resignation shall be effective when accepted by the Board. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board.

ADVANCE NOTICE BY-LAW

As per sections 26 to 32 of the Company’s by-laws, only persons who are nominated in accordance with the procedures contained therein shall be eligible for election as directors of the Company. Such nomination process sets a deadline before a shareholders meeting for a shareholder to notify the Company of his, her or its intention to nominate directors, and lists the information that must be included with such nominations’ notice to be valid. Such provisions apply at any shareholders meeting that was called for the election of directors, but may be waived by the Board at its sole discretion.

The Board believes that this requirement establishes a transparent and fair process for all shareholders to follow if they intend to nominate directors, and allows all shareholders, including those participating by proxy, to have sufficient time and information before they vote for the election of directors. It is also intended to facilitate an orderly and efficient meeting process. A copy of the Company’s by-laws, including the advance notice provisions, is available on the Company’s website at www.alithya.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Director Orientation and Continuing Education

The Governance Committee is mandated to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors as required.

ORIENTATION

Our orientation program includes (i) meetings with members of Alithya’s executive officers, including the President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Human Capital Officer, Chief Information Officer, and Chief Legal Officer and Corporate Secretary, to discuss Alithya’s business and strategic plan and ensure that new directors benefit from an in-depth understanding of the Company’s organizational structure and the nature and operation of its business, including the Company’s reporting structure, strategic plan, risks management programs and policies, compensation programs as well of its relationship with its external auditor, and (ii) meetings with the Board Chair to discuss the role of the Board and its committees, as well as of the Board Chair and lead director, and to discuss the contribution individual directors are expected to make.

New directors are provided with a reference manual containing corporate and other information required to familiarize themselves with the Company, its organization and operations and Alithya’s key corporate governance and public disclosure

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documents, including Alithya’s Corporate Governance Guidelines, and Board and committee mandates; information regarding its committees and their Chairs, and individual directors; Alithya’s material policies and procedures; as well as organizational charts and more.

In addition, new directors are invited to visit Alithya’s offices for a better understanding of day-to-day management of the Company’s operations.

CONTINUING EDUCATION

In light of the rapidly changing technology and competitive environment in which the Company operates, the Board and the Governance Committee recognize the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education, the Company’s management team:

•

provides to the Board quarterly reports on the operations and finances of the Company, as well as on its operating markets, the industry in general and the competitive environment in which it operates, and an annual in-depth review of the operations of the principal business units of the Company;

•

regularly updates the Board and its committees on material developments related to topics of interest, including changes in law or regulatory requirements, new trends, industry news and other matters of interest by making presentations to the committees and/or the Board, as applicable, and circulating, on an ad hoc basis, information materials, including articles, reports and studies, for their information and to initiate discussions; and

•	organizes, when deemed necessary, presentations by outside experts to the Board or committees on matters of importance or emerging significance

The following activities were conducted during the fiscal year ended March 31, 2023:

DATE	TOPICS	PRESENTERS	ATTENDEES

June 2022	Market & Strategy Review	Management	Board

June 2022	Cybersecurity	Management	Audit Committee

August 2022	Market & Strategy Review	Management	Board

August 2022	Vitalyst Business Unit	Management	Board

November 2022	Market & Strategy Review	Management	Board

November 2022	Cybersecurity	Management	Audit Committee

November 2022	Corporate Governance Best Practices	Management	Governance Committee

November 2022	Data-Privacy	Management	Governance Committee

November 2022	Datum Business Unit	Management	Board

February 2023	Market & Strategy Review	Management	Board

February 2023	Robotic Process Automation (RPA)	Management	Board

February 2023	Recent Legal Developments	Management	Governance Committee

February 2023	Corporate Governance Best	Management	Governance Committee

DATE	TOPICS	PRESENTERS	ATTENDEES

Practices (including Diversity)

February 2023	Recent Legal Developments	Management	Compensation Committee

March 2023	Business Units Overview	Management	Board

The directors also have regular access to the Company’s executive officers to discuss Board presentations and other matters of interest and are encouraged to attend Company events relevant to their understanding of the Company’s business, affairs and culture, including internal annual meetings of employees, leadership training sessions and other events on an ad hoc basis. In fiscal 2023, the Company held a showcase event during which the directors had the opportunity to meet and discuss with members of senior management and selected employees and learn more about key initiatives.

The directors are also encouraged to attend conferences, seminars or courses whether they be industry-specific to Alithya or relevant to fulfill their role as directors, such as the conferences of the Institute of Corporate Directors, the cost of which is borne by Alithya.

Talent Management and Succession Planning

Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the Compensation Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that the Company has an appropriate pipeline of potential successors at the executive and management levels.

Alithya prepares talent for broader and more complex roles by differentiating development needs and providing meaningful professional experiences. When required, the Company may also use external hiring to address succession gaps and procure critical skills.

Regular updates on the talent management and leadership development of each function are reviewed by the Compensation Committee. Throughout the year, the Compensation Committee also conducts executive reviews focused on the strength and diversity of succession pools for key leadership roles across Alithya. The Company also integrates a more precise approach for high potential candidates to prepare them for broader and more complex roles while developing critical leadership capabilities. A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive officers and senior management is conducted annually, and specific plans to address identified gaps are reviewed.

During the fiscal year ended March 31, 2023, Alithya continued to be focused on the assessment and development of the next generation of executive officers and senior managers to ensure effective succession planning for a strong talent pipeline. The Compensation Committee continued to monitor their development and review and update customized development plans as required.

Alithya also refines its career development program to provide targeted training and practical work experience that will support the development of talent. As part of this process, Alithya may recruit, where necessary, new executive officers and senior

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managers from leading organizations who, it believes, will provide additional skills and experience and assist to continue to improve the strength of our leadership team. The Compensation Committee is satisfied that proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success.

The Compensation Committee periodically reviews with the Chair of the Board and the President and Chief Executive Officer succession plans for the position of President and Chief Executive Officer and other senior management positions and makes recommendations to the Board with respect to the selection of potential candidates to occupy these positions.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT DIVERSITY

Alithya recognizes the importance of having a diverse senior management team which offers a depth of perspectives and enhances the Company’s operations. In fulfilling part of its oversight role, the Compensation Committee periodically reviews Alithya’s integrated approach applicable to executive officers and senior management and its talent management and succession planning. The Compensation Committee considers processes and practices for leadership development and reviews the depth of succession pools for senior leadership roles across the Company, while taking into consideration a diversity of personal characteristics (gender, age, ethnicity, geographical representation, expertise and culture).

Alithya is committed to creating an environment of inclusion that respects the contributions and differences of every individual by encouraging collaboration, creative thinking and innovation. Alithya’s core values recognize the importance of all its people, regardless of race, gender, beliefs or place of origin. We are proud of our diversity and we encourage it. We also believe in diversity of ideas and that providing a safe environment to exchange these ideas will only make us better and stronger. By focusing efforts on attracting, recruiting, retaining and promoting the most qualified and talented people, Alithya strongly believes that it will achieve its strategic business objectives.

As at March 31, 2023, women represented approximately 17% of Alithya’s Executive Committee, 20% of executive officers’ positions (which group includes members of the Executive Committee), and 20% of Alithya’s overall senior management team (which group includes both executive officers and senior managers). As at July 17, 2023, with the appointment of the Company’s Chief Human Capital Officer and the retirement of the Special Advisor to the President and Chief Executive Officer, women represented approximately 33% of Alithya’s Executive Committee, 30% of executive officers’ positions and 21% of Alithya’s overall senior management team.

Instead of adopting specific gender diversity targets for executive officers, Alithya has chosen to promote an inclusive and diverse hiring approach that supports the recruitment of women candidates and provides opportunities for their advancement. Appointments are based on a balance of criteria, including merit, skill, background, experience and competency of the individual at the relevant time. Nonetheless, executive officer appointments are reviewed with our diversity and talent management objectives in mind, including the level of representation of women in executive officer positions.

SHAREHOLDER ENGAGEMENT

Shareholder engagement by Management

The Company has a disclosure policy (the “Disclosure Policy”) which sets guidelines with regard to communications with its stakeholders, including shareholders, employees, analysts, the media, institutional investors, governments and the public. For more information on our disclosure policy, please refer to the section entitled “Ethical Business Conduct – Disclosure Policy”.

Through our Disclosure Policy and procedures, the Company engages and communicates with shareholders and other stakeholders on an ongoing basis and through various channels, including by the dissemination and filing of news releases and other continuous disclosure documents, the posting of diverse publications on its website at www.alithya.com and the holding of periodic meetings with shareholders, financial analysts and members of the financial community in accordance with applicable securities laws and stock exchange rules. Conference calls are also held with the investment community on a quarterly basis to review the financial results and the business strategy of the Company, and the President and Chief Executive Officer and the Chief Financial Officer are regularly invited to speak at investor conferences.

The Company is committed to meeting with shareholders and listening to their opinion and feedback and understanding their concerns. Shareholders may communicate with the Company in this regard by email at investorrelations@alithya.com or by mail at:

Investor Relations

Alithya Group inc.

1100, Robert-Bourassa Boulevard

Suite 400

Montréal, Québec, H3B 3A5

Tel.: 1-844-985-5552

Shareholder engagement by Directors

The Company’s shareholders are a pillar of its governance structure and processes. Shareholders are invited to attend and ask questions to the Chair of the Board at each annual meeting of shareholders. At each annual meeting of shareholders, they are also given the ultimate power to elect the directors and to give them the mandate to oversee the management of the Company for the next year.

The Company also has a majority voting policy further to which any director who receives a greater number of votes “withheld” than votes “for”, with respect to their election as director, shall tender his or her resignation to the Board promptly following the meeting at which the director was elected. For more information on our majority voting policy, please refer to the section “Board of Directors – Nomination to the Board - Majority Voting Policy”.

Shareholders may also contact Alithya’s independent directors directly at any time by sending an email to the lead director at lead_director@alithya.com.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Alithya strives to be a model of corporate responsibility and is committed to implementing progressive environmental, social, and governance (“ESG”) initiatives that meet the expectations of its stakeholders and which embody the social consciousness of its employees and the communities in which it operates.

Alithya published its first ESG report during fiscal 2023. The information below outlines Alithya’s Board and management oversight of ESG matters and gives an overview of material developments that took place during fiscal 2023. Additional details will be available in Alithya’s next ESG report.

Board and Management Oversight of ESG

Alithya’s Board is responsible for the oversight of ESG matters. To perform its duties, it relies on the assistance of its three standing committees which have specific roles in relation to Alithya’s five material ESG topics. Of note, the Governance Committee is responsible for overseeing Alithya’s overall ESG and other public disclosure, as well as for monitoring the

Company’s approach to governance. It provides oversight over ESG initiatives and monitors progress. The Governance Committee meets at least annually with the Chairs of the Audit Committee and the Compensation Committee to review ESG initiatives and reports to the Board on strategic priorities for the year.

The Board and its committees work closely with Alithya’s executive team, which is actively engaged in ESG initiatives, to determine the ESG factors most material to Alithya and its stakeholders. Alithya’s executive team is responsible for developing Alithya’s strategy, as well as for identifying and managing its ESG priorities. Each executive plays a leadership role in managing Alithya’s ESG priorities and provides functional oversight of ESG priority areas. For each ESG topic, the responsible executive serves as a liaison to the Board committee responsible for the topic. Please refer to the chart below for an overview of Alithya’s ESG governance structure as at July 17, 2023.

Material ESG Topics and Recent Developments

TALENT

Alithya’s three-year strategic plan embraces human capital at its core, with priority placed on the importance of ensuring that employees have all of the necessary tools to remain on top of their game. Alithya recognizes that its people are enthusiastic about their professional development and is committed to assisting them in that endeavour. By fostering a culture of collaboration and ownership, cultivating employee well-being and personal growth, and investing in the development of our leaders and employees, Alithya strives to be a best-in-class employer that provides its employees with opportunities to chart the course of their careers internally. In focusing on the well-being and career aspirations of its professionals, Alithya continues to attract and retain talented experts who are responsible for developing and implementing the Company’s increasingly innovative customer solutions.

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Alithya maintains a diverse and socially conscious workforce and has several programs designed to ensure their well-being. Key initiatives of the Company’s wellness program include the following:

•	Lunch and Learn webinars focused on the most relevant well-being topics of the day, including stress management, fostering empathy, health programs, healthy habits, etc;

•	a Wellness Portal with a wide range of resources, tools, and services for employees to address their physical, mental, emotional, financial and social well-being;

•	enhanced employee communications, including Officevibe, a real-time confidential feedback platform that has been instrumental in maintaining and boosting employee engagement and satisfaction; and

•	the Alithya Leadership Academy, a comprehensive training for the leaders of tomorrow.

With professionals in Canada, the U.S. and internationally, Alithya also provides an equitable and inclusive workplace and takes diversity across multiple characteristics into consideration in its succession planning. 25% of the directors nominated for election at the Meeting self-identify as women and, as at March 31, 2023, 20% of Alithya’s overall senior management team, which includes executive officers and senior managers, were women. Please refer to the section entitled “Executive Officers and Senior Management Diversity” for more detailed information in this regard.

Alithya’s diversity and inclusion programs are a top priority and the Company continues to rigorously advance those goals. Key initiatives of the Company’s diversity and inclusion programs include the following:

•	unconscious bias training programs;

•	the Women in Governance’s bronze certification achievement to progress towards parity;

•	the Women in Leadership Enterprise Resource Group;

•	the Indigenous Relations Program; and

•	the LGBTQ+ Committee and training on gender realities.

ORGANIZATIONAL CULTURE

Since its founding 30 years ago, in 1992, Alithya’s culture has been predicated on core values of trust, respect, integrity, creativity, well-being and passion, with accountability driven by the empowerment of those who carry those values forward in the day-to-day operations and interactions of the Company. While Alithya’s operations focus on innovation, excellence, and the achievement of customer business objectives, values play a critical role in both the day-to-day hiring process and in Alithya’s strategic approach to acquisitions, ensuring that those brought on board will make positive contributions to the Company’s structured culture.

CYBERSECURITY AND DATA-PRIVACY

Customer confidence is critical for building the reputational capital that Alithya requires to ensure the longevity of its business. Accordingly, as a trusted advisor in the delivery of digital transformation services, Alithya’s commitment to being a model of cyber security and data privacy begins at home, with its business model being dependent on the effective management of its own systems and data.

As the risk of cyber-attacks intensifies, the need to proactively deploy systems that protect employees and customers is vital. Internally, Alithya monitors its network and tracks security events, incidents, and potential threats in near real time within a security management framework based on ISO 27001 standards. This framework provides a full overview of risks and responses based on asset classification, with vigilant monitoring of assets, external threats and attacks, system vulnerabilities, and internal risks. Key initiatives of the Company’s cybersecurity and data-privacy culture program include the following:

•	Implementation of policies, procedures and frameworks to ensure compliance with Quebec’s Act respecting the protection of personal information in the private sector; and

•	Implementation of policies and procedures to prevent, detect and mitigate security breaches, as well as employee security awareness campaigns and trainings on security risks (e.g. phishing).

TRANSITIONING TO A LOWER-CARBON ECONOMY

Alithya understands that as the world transitions away from products and processes that negatively affect the planet and that the success of a global transition to lower-carbon economy is dependent on every link in the chain. Alithya recognizes that all businesses have an internal responsibility to respond to their stakeholders’ expectations by operating responsibly, but also an external-facing responsibility to ensure the delivery of products and services with minimal negative environmental impacts. As a service provider in the digital transformation space, Alithya’s internal carbon footprint is relatively low. Nevertheless, the Company understands the importance of clearly establishing the impact of the entirety of its operations. Alithya also embraces its role in assisting customers in the pursuit of their own transitions to lower-carbon economies. Key initiatives of the Company’s environmental program include the following:

•	encouraging efficient use of energy and natural resources, such as programs focused on waste reduction, composting and recycling at its offices;

•	encouraging the use of electronic documents over paper;

•	minimizing the use of non-recyclable items at its office; and

•	promoting and facilitating remote work opportunities, including hybrid options.

GOVERNANCE

Alithya has implemented and maintains strong corporate governance policies and guidelines in line with best practices and routinely assesses such practices. The Board and the Governance Committee monitor governance practices in Canada and the U.S. and implement changes to Alithya’s governance policies and practices as necessary to comply with new rules issued by the Canadian Securities Administrators and other applicable regulatory authorities. Alithya also monitors recommended best practices of voting agencies and other organizations and implements such practices believed to be in the best interest of the Company and its stakeholders. Of note, Alithya recently completed an overhaul of its Code of Business Conduct. Please refer to the section entitled “Statement of

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Corporate Governance Practices – Ethical Business Conduct” for more information.

ETHICAL BUSINESS CONDUCT

Committed to maintaining and instilling a strong ethical culture, the Board and the Company’s management adopted codes and policies to provide a framework for ethical behaviour based on our values, applicable laws and regulations. This section summarizes key significant corporate-wide policies.

Code of Business Conduct

Effective May 1, 2023, the Company adopted a new code of business conduct (the “Code of Business Conduct”) which sets out uniform foundation for the way all directors, officers, employees and subcontractors of the Company and its subsidiaries shall conduct themselves in their role at Alithya, including standards regarding ethics and business practices.

The Company expects everyone working on its behalf to comply with applicable law and adhere to the highest ethical standards. The Code of Business Conduct, together with the other Company policies it refers to, addresses many important topics and sets Alithya’s expectations in connection therewith, including with regard to: (i) respect, inclusiveness and fairness, (ii) health, safety and security, (iii) drugs, alcohol and impairment, (iv) privacy, (v) environment, (vi) conflicts of interest, (vii) outside activities and employment, (viii) gifts and other benefits, (ix) anti-corruption and anti-bribery, (x) fair competition and anti-trust, (xi) money laundering and other criminal activities, (xii) external communications, (xiii) protection and proper use of Company and clients’ assets, (xiv) intellectual property, (xv) cybersecurity, (xvi) confidentiality of proprietary information, (xvii) insider trading, (xviii) community engagement, (xix) political activities, (xx) lobbying, (xxi) compliance with laws, and (xxii) reporting of any illegal or unethical behaviour.

The Governance Committee periodically reviews and makes recommendation to the Board with respect to the Code of Business Conduct and other relevant policies at least annually to ensure that they remain consistent with current industry reality, standards and trends; clearly communicate Alithya’s organizational mission, values, and principles; and serve as reference guides for employees to govern everyday business conduct and decision making.

Any exception or waiver for directors or executive officers may only be made by the Board upon recommendation from the Governance Committee and any exception or waiver of the provisions of the Code of Business Conduct for employees and subcontractors may only be made by the Chief Legal Officer and Corporate Secretary. As of July 17, 2023, no waiver has been granted to a director or executive officer in connection with the Company’s Code of Business Conduct.

Management periodically reports to the Governance Committee on compliance with the Code of Business Conduct within the organization and the Governance Committee reviews management’s monitoring of such compliance. The Governance Committee also oversees the disclosure relating to the Company’s Code of Business Conduct.

Employees and subcontractors are required to perform their tasks or mandates with fairness and integrity, to contribute to the achievement of the Company’s goals to the best of their abilities and make decisions without compromise. Employees are expected to report any real or potential violation of the Code of Business Conduct.

The Board also adopted a whistleblower policy that puts in place a communication channel for (i) the reporting of actual or suspected unethical conduct or improper activities such as accounting, auditing or other financial reporting fraud or misrepresentation, violations of laws that could result in fines or damages, or that could adversely impact Alithya’s reputation, unethical business conduct in violation of the Code of Business Conduct or any Alithya policies or our clients’ code of conduct and policies, or danger to the health, safety or well-being of our professionals and/or the general public, and (ii) contacting the Chair of the Audit Committee, who oversees the Company’s Whistleblower Policy, directly where appropriate.

The Company’s Code of Business Conduct and related policies are available on our website at www.alithya.com.

Related Party Transactions

Under the Company’s Code of Business Conduct, directors, officers and employees are required to refrain from any undertakings that would place such person in a conflict of interest. Every director and executive officer is also required to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director or executive officer in a conflict of interest.

Every year, a questionnaire is sent to each director and each executive officer to, among others, ensure that the director or executive officer is in no such conflict that has not been disclosed and the Board annually reviews the list of principal occupations and outside interests of all directors and executive officers to identify any potential conflict of interest. The Corporate Governance Guidelines also provide that a non-management director who makes a major change in his or her principal occupation shall promptly disclose this information to the Board and submit, where his or her interests could be perceived as in conflict with those of the Company, his or her resignation to the Board for consideration. It is not intended that non-management directors who retire or whose professional positions change should necessarily leave the Board. Rather, the Board believes it is appropriate in such circumstances to conduct a review, with the assistance of the Governance Committee, of the continued appropriateness of Board membership under such circumstances.

Any director or officer that has a material interest in a transaction or agreement involving Alithya must disclose the interest to the Chair of the Board or the Chief Executive Officer. Should there be a discussion or decision relating to an organization, business or association in which a director or executive officer has an interest, such director or executive officer will not be allowed to participate or vote in any such discussion or decision.

In fiscal 2023, there was no such transaction between Alithya and a related person, other than as disclosed under the section

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entitled “Other Information – Interest of Informed Persons and Others in Material Transactions”.

Insider Trading Policy

The Company has an insider trading policy (“Insider Trading Policy”) designed to prevent directors, officers, employees and subcontractors of Alithya from buying, selling, or otherwise trading in securities of Alithya when in possession of undisclosed material information related to Alithya, and from disclosing such information to anyone or recommending anyone to trade in securities of Alithya when in possession of such information.

In order to reduce appearance of improper trading, directors, executive officers and certain other officers and employees designated from time to time by the Chief Legal Officer and Corporate Secretary are prohibited from buying, selling or otherwise trading in securities of Alithya, including exercising options on securities of Alithya, during regular black-out periods which start on the first day that follows the end of a quarter and end two full trading days after the Company’s financial results have been made public. Special black-out periods may also be declared if there are pending material developments with respect to Alithya, or for any other reason determined by the President and Chief Executive Officer and the Chief Legal Officer and Corporate Secretary. Reporting insiders who wish to buy, sell or otherwise trade in securities of Alithya, including exercise options on securities of Alithya, outside of a black-out period may only do so after clearing such trades with the Chief Legal Officer and Corporate Secretary.

The Company’s Insider Trading Policy also prohibits directors, officers, employees and subcontractors from engaging in hedging activities or any other arrangements that are designed to hedge or offset a decrease in market value of any securities of Alithya. The restriction applies to all forms of derivatives, including “calls”, “puts” and “short sales”.

Disclosure Policy

As stated in the Corporate Governance Guidelines of the Company, the Board believes it is a function of management to speak for the Company in its communications with its stakeholders, including shareholders, employees, analysts, the media, institutional investors, governments and the public in general. As such, the Company has adopted a disclosure policy (“Disclosure Policy”) which establishes a committee (“Disclosure Committee”) comprised of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Legal Officer and Corporate Secretary and the Vice-President, Communications and Marketing, and which is responsible for ensuring that the Company’s public communications with its stakeholders and documents it files with regulators are timely, accurate and broadly disseminated, in accordance with applicable legal and regulatory requirements. The Disclosure Policy establishes procedures for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters including confidentiality, material information, news releases, conference calls, electronic communications and rumours.

Clawback Policy

The Company has a clawback policy (“Clawback Policy”) which allows it to seek repayment of incentive compensation received by an executive officer or any employee as determined by the

Board (a “Covered Person”) in respect of the Company’s financial year ending March 31, 2022 and the periods thereafter.

Under the Clawback Policy, the Board may, in its sole discretion, direct the Company to recoup, in part or in full, the net after-tax benefit received by a Covered Person as a result of incentive compensation awarded under the Company’s short- and long-term incentive plans, in situations where:

•

the Company’s financial statements are restated due to material non-compliance with financial reporting requirements, the Covered Person engaged in Misconduct which caused or contributed to said restatement, and the incentive compensation received by such Covered Person would have been lower had the financial statements been properly reported, in which case, recoupment may target incentive compensation awarded during the current financial year and three financial years immediately preceding the date on which the Board has determined a restatement is required;

•

the Covered Person was involved in fraud, intentional or reckless non-compliance with applicable laws, regulations, rules or violation of the Company’s Code of Business Conduct, or the Covered Person failed to report or take action to stop same while having actual knowledge thereof or being wilfully blind thereto (“Misconduct”), in which case, recoupment may target incentive compensation awarded during the 24 months preceding the date on which the Board has determined Misconduct occurred; or

•	it is required by applicable laws or regulations, stock exchange rules or a regulatory agency having jurisdiction, in which case, those shall govern and supersede the Clawback Policy.

Recoupment under the Clawback Policy can be effected through deduction from any amounts or grants due or to be paid to the Covered Person, cancellation or forfeiture of the Covered Person’s outstanding share-based awards, as well as requiring direct reimbursement from the Covered Person.

The Company is reviewing and updating its Clawback Policy to conform to the requirements of the SEC’s new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related NASDAQ listing standards prior to the December 1, 2023 deadline for adopting a compliant policy.

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Compensation Discussion and Analysis

LETTER FROM THE CHAIR OF THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

On behalf of the Human Capital and Compensation Committee (the “Compensation Committee”), I am pleased to provide you with an overview of Alithya’s executive compensation program for the fiscal year ended March 31, 2023 (“fiscal 2023”).

Fiscal 2023 Overview

Fiscal 2023 saw the achievement of several milestones laid out in Alithya’s strategic plan, including surpassing the $500 million mark in annual revenues. In addition to continued revenue and performance growth, fiscal 2023 was a transformative year that saw the scope of Alithya’s service offering, the capacity of its professionals and the range of its geographies materially increase. Integration of recent acquisitions enabled Alithya to expand its footprint internationally, while leveraging synergies to increase operational efficiencies.

Compensation Approach

Alithya’s approach to executive compensation continues to be driven by our objective to offer competitive compensation and reward the achievement of short- and long-term objectives aligned with sustainable value creation and shareholders’ economic interests. Being able to recruit and retain highly qualified and engaged employees is core to Alithya’s success. Alithya’s compensation program uses key company performance measures and follows a conservative balanced structure, such that it does not create risks that could have a material adverse effect on the Company.

Compensation Program Review

To ensure that our executive compensation program remains commensurate with Alithya’s rapid growth and properly aligns pay with company performance and shareholder return, the Compensation Committee retains the services of independent compensation advisors from time to time to provide advice on the design of the Company’s executive compensation programs and, with the assistance of such compensation consultants, the Compensation Committee periodically reviews and benchmark its executive compensation program against best practices and those of comparable companies.

As indicated in last year’s Information Circular, the Compensation Committee retained Willis Towers Watson (“WTW”) to advise on the design and competitiveness of Alithya’s executive compensation program and, following WTW’s review, the Board approved, in fiscal 2022, among other changes to the Company’s executive compensation program, the introduction of performance share units (“PSUs”) to reduce the Company’s emphasis on options to provide for increased long-term performance incentives. The changes principally aimed at further aligning total compensation with the median of the Canadian and U.S. markets and ensuring it is competitive and fosters long-term engagement.

Although for fiscal 2022 the Company applied a 50%-50% mix of options and PSUs, the Compensation Committee recommended, for fiscal 2023, and the Board approved,

changing the mix of the long-term incentive plan design to 60%-40% for PSUs and options, thereby further increasing alignment with shareholders’ interests. For fiscal 2024, and with the philosophy of further emphasizing a pay for performance mindset, the Compensation Committee recommended, and the Board approved, granting 100% of its long-term incentives in the form of PSUs.

Also, as indicated in last year’s Information Circular, during the last months of fiscal 2022 and the first months of fiscal 2023, the Compensation Committee undertook a review of additional potential features to enhance such alignment. Therefore, starting fiscal 2023, the short-term incentive plan allows executive officers and senior management to elect to defer up to 50% of their annual short-term incentives into deferred share units (“DSUs”) to be settled in cash or market purchased shares, at the Company’s discretion, following the end of their employment. As an additional incentive, the Company makes a matching grant of DSUs equal to 25% of the amount of the short-term incentives paid in such units. The DSUs are issued pursuant to a new non-dilutive Share Unit Plan.

Overall, the Compensation Committee and the Board are satisfied that the Company’s executive compensation policy and program and the recent changes to the incentive plans promote the successful execution of the Company’s strategic plan based on a pay-for-performance philosophy. We invite you to submit any questions you may have regarding Alithya’s executive compensation.

Lucie Martel

Chair of the Human Capital and Compensation Committee

ALITHYA  |  Compensation Discussion and Analysis      32

EXECUTIVE COMPENSATION PROGRAM

Executive Compensation Approach

The Company’s executive compensation program is designed to be competitive to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features, all in alignment with the Company’s objective to create sustained shareholder value.

The Human Capital and Compensation Committee (the “Compensation Committee”) is responsible for defining and approving the Company’s compensation program with respect to its executive officers.

The main goals of the Company’s executive compensation program are to:

•	attract and retain key executive talent with the knowledge and expertise required to develop and execute business strategies to create long-term shareholder value;

•	provide executive officers with a total compensation package competitive with that offered by other large global organizations mainly based in North America; and

•	ensure that long-term incentive compensation is an important component of the total compensation.

The Company’s executive compensation program is designed to reward:

•	excellence in developing and executing strategies and transactions that will produce significant value for shareholders over the long-term;

•	quality of decision-making;

•	success in identifying and appropriately managing risks;

•	strength of leadership; and

•	performance over the long-term.

The Company’s executive compensation program is comprised of four components: (i) base salary; (ii) short-term incentives (annual bonus); (iii) long-term incentives; and (iv) other elements of compensation, consisting of the Company matching contributions under its Employee Share Purchase Plan (“ESPP”), group benefits and other perquisites and personal benefits. The combination of base salary, annual bonus, and long-term incentives defines the total direct compensation offering.

The Company seeks to align the total direct compensation of its executive officers with the median of its comparator group. For an overview of the Company’s compensation review process and a list of the companies comprised in the comparator group, please refer to the section entitled “Compensation Review Process” below.

The Compensation Committee believes that its executive compensation program and its principles provide for reasonable compensation levels.

RISK MITIGATION IN OUR COMPENSATION PROGRAM

In performing its duties, the Compensation Committee seeks to identify and mitigate any practices that may encourage executive officers to take inappropriate or excessive risks, or which could have a material adverse effect on the Company. The Compensation Committee, with the assistance of an independent compensation consultant, if required, reviews and assesses the Company’s compensation program in relation to such risks, from time to time. It is the Compensation Committee’s view that the Company’s compensation program and practices do not encourage inappropriate or excessive risk-taking.

BALANCED PROGRAM

•

The Company’s executive compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in the aggregate, for fiscal 2023, approximately 56% of the NEOs’ target total direct compensation was directly linked to the Company’s performance).

•	The structure to determine short-term incentives (annual bonus) includes the possibility of a zero payout, as well as a pre-defined maximum payout.

•

The options granted under the Long Term Incentive Plan (“LTIP”) have a 10-year term and vest over a four-year period, thus motivating executive officers to create longer-term shareholder value by driving share performance. For fiscal 2024, options will, however, not form part of the long-term incentive mix.

•

The performance share units (“PSUs”) granted under the LTIP cliff vest after three years, at which time the final number of PSUs, which may vary between 0% and 150% of the PSUs initially granted, is determined in accordance with the applicable performance goals. PSUs are therefore tied to Alithya’s share performance and increase the long-term alignment of Alithya’s executives’ interest with those of its shareholders, while also aligning executive compensation with performance measures that are more directly within their control than share price alone. For fiscal 2024, PSUs will represent 100% of the long-term incentive mix.

•

The restricted share units granted under the LTIP (“RSUs”), if any, cliff vest after three years, unless otherwise determined by the Board, thus motivating executive officers to create longer-term shareholder value by driving share performance.

PROTECTION MECHANISMS

•	Accelerated vesting of awards granted under the LTIP following a change of control occurs only following termination of employment (double trigger change of control).

•	Under the Company’s Insider Trading Policy, directors, executive officers and employees are prohibited from engaging in hedging activities against Alithya securities.

•

To further align their interests with those of shareholders, executive officers are required to meet a minimum share ownership requirement (please refer to the section entitled “Executive Share Ownership Requirement” below).

ALITHYA  |  Compensation Discussion and Analysis      33

•

A Clawback Policy allows the Board to recoup incentive compensation from executive officers when financial results have to be materially restated or corrected because of executive fraud or misconduct (please refer to the section entitled “Ethical Business Conduct – Clawback Policy” above).

EXECUTIVE SHARE OWNERSHIP REQUIREMENT

The Compensation Committee believes that the Company’s executive officers should own a significant amount of equity in the Company to further align their interests with those of the Company’s shareholders.

Accordingly, the Company’s executive officers are required to hold, within five years of their becoming a member of senior management of the Company, Shares having at least an aggregate minimum value determined as follows (the “Executive Share Ownership Requirement”):

MINIMUM SHARE OWNERSHIP REQUIREMENT	MULTIPLE OF ANNUAL BASE SALARY 5-YEAR TARGET

President and Chief Executive Officer	5x

Members of the Executive Committee(1) (excl. the President and Chief Executive Officer)	3x

Other Executive Officers (i.e. President, USA and Senior Vice Presidents)	1.5x

(1)

The Executive Committee consists of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Information Officer, the Chief Legal Officer and Corporate Secretary, and the Chief Human Capital Officer, and included, until March 31, 2023, the Special Advisor to the President and Chief Executive Officer.

When assessing the executive officers’ share ownership level, the value of vested or unvested option-based awards (if any) is not included, but the value of vested share-based awards (if any), is. Shares and vested equity grants such as RSUs, PSUs and deferred share units (“DSUs”) are valued at the greater of their value at the time they were acquired or granted, as applicable, and their market value using the average closing price of the subordinate voting shares on the TSX for the five trading days preceding the date on which the share ownership level is assessed.

Under the Insider Trading Policy, the executive officers are prohibited from purchasing financial instruments to hedge against a decrease in the market value of the Shares.

All of the Company’s executive officers either meet or are still within their 5-year period to meet the Company’s Executive Share Ownership Requirement.

Compensation Review Process

The Compensation Committee annually reviews the compensation programs for the executive officers.

The review process includes the following workstreams:

•

Review of the annual business plans prepared by management and reviewed with the Board prior to the beginning of each fiscal year. Business planning is an extensive process during which the Company’s management examines with the Board the economic, business, regulatory and competitive conditions which affect or can be expected to affect Alithya’s business in the following three-year period.

•	Review and recommendation for approval by the Board of the performance targets related for both short-term and long-term incentives. These targets are derived from Alithya’s annual business plan.

•	Evaluation of the individual performance assessment for the members of the Executive Committee.

•

Review benchmark information indicators such as the Consumer Price Index, the public market trends factors such as Mercer and others and review of compensation adjustments for the following year by taking into consideration comparator group practices, individual performance, leadership abilities, retention considerations and succession plans and pay positioning.

•	Annual review of compensation risk and assessment of risk mitigation features.

•	Review of annual incentive payouts for the prior year.

•	Throughout the year, monitor and evaluate the progress and performance of compensation programs.

The Compensation Committee also completes a formal assessment of executive performance each year, and may use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other special circumstances.

COMPENSATION CONSULTANT

To assist in its review, the Compensation Committee periodically retains the services of an independent compensation consultant to provide compensation consulting services, which typically include advising on the Company’s compensation programs and assessing compensation-related market developments for executive officers and directors to ensure the competitiveness of the compensation programs and full alignment with a pay-for-performance and long-term value creation philosophy.

In fiscal 2021, the Compensation Committee retained the services of Willis Tower Watson (“WTW”) to perform a benchmark of its executive compensation program which resulted in changes thereto to align the total direct compensation of its executive officers with the median of a new comparator group for fiscal 2022, thus aligning its design and competitiveness. The benchmark also resulted in the Compensation Committee’s proposal to introduce a new form of share-based awards in the long-term incentives mix in order to continue promoting long-term engagement to better support the Company’s strategic plan expansion, while maintaining a reasonable level of cost and dilution for the shareholders.

Following its review of the benchmark with the new comparator group, the Compensation Committee recommended, and the Board approved, for fiscal 2022:

•

the introduction of a new form of share-based award (PSUs) under the LTIP to reduce the Company’s emphasis on options to provide for increased long-term performance incentives, such grants being subject to the achievement of two performance measures, each weighting 50%: (i) quarterly revenue run rate target and (ii) relative total shareholder return (TSR) realized over a predetermined performance period; and

•	set target LTIP annual awards to be expressed as a percentage of base salary anchored at the median of the comparator group.

ALITHYA  |  Compensation Discussion and Analysis      34

For the purposes of making its annual compensation decision for fiscal 2023, the Compensation Committee recommended, and the Board approved, to maintain the same compensation structure and long-term incentive plan design as for fiscal 2022 (although the award mix was changed to increase the relative proportion of PSUs in the long-term incentive mix to enhance the long-term incentive value of the Company’s executive compensation program).

For a list of the companies comprised in the comparator group, please refer to the section entitled “Benchmarking Using a Comparator Group” below.

The Compensation Committee reviewed WTW’s independence for fiscal 2023 and determined that WTW was independent. The Compensation Committee is satisfied with the advice received from WTW and believes such advice to be objective and independent.

The Compensation Committee must pre-approve the terms of engagement and the compensation to be paid by the Company to any executive compensation consultant for executive compensation consulting services, and any other services to be provided by the executive compensation consultant to the Company at the request of management must be pre-approved by the Compensation Committee.

WTW’s fees for fiscal 2023 and 2022 were as follows:

	YEAR ENDED MARCH 31, 2023	YEAR ENDED MARCH 31, 2022

Executive compensation-related fees(1)	$ 1,063	$ 54,704

All other fees(2)	$ 25,885	-

(1)	The executive compensation-related fees billed by WTW in the fiscal year ended March 31, 2023 and 2022 include work related to the compensation review for the Company’s executive officers.

(2)	“All other fees” consist of fees billed by WTW in the fiscal year ended March 31, 2023 in connection with transaction-related work.

BENCHMARKING USING A COMPARATOR GROUP

Alithya’s executive compensation is compared against a comparator group comprised of 15 Canadian companies and 18 U.S. companies that are publicly-listed and of comparable size to Alithya in terms of revenues and market capitalization, that are operating in the IT industry and other selected Montreal-based companies. Because of the footprint of the Company’s operations and the fact that it mainly competes in Canada and the U.S. to retain executive officers, the comparator group is composed of Canadian and U.S. companies, thus allowing the Company to offer its executive officers total compensation that is competitive in such markets. The Compensation Committee believes Alithya remains competitive by targeting its executive compensation toward the median of the comparator group.

The Company’s comparator group for fiscal 2023 was comprised of the following companies:

CANADIAN COMPANIES	U.S. COMPANIES(1)

Absolute Software Corporation	American Software, Inc.

Calian Group Ltd.	Avid Technology, Inc.

Converge Technology Solutions Corp.	Bottomline Technologies (de), Inc.(1)

Enghouse Systems Limited	Box, Inc.

Goodfood Market Corp.	Computer Task Group, Incorporated

IBI Group Inc.(1)	Grid Dynamics Holdings, Inc.

Kinaxis Inc.	Huron Consulting Group Inc.

Lightspeed Commerce Inc.	Information Services Group, Inc.

Logistec Corporation	Perficient, Inc.

Nuvei Corporation	PFSweb, Inc.

Stingray Group Inc.	QAD Inc.(1)

CANADIAN COMPANIES	U.S. COMPANIES(1)

Tecsys Inc.	Qualys, Inc.

The Descartes Systems Group Inc.	SecureWorks Corp.

TVA Group Inc.	ServiceSource International, Inc.(1)

Yellow Pages Limited	StarTek, Inc.

The Hackett Group, Inc.

WidePoint Corporation

Willdan Group, Inc.

(1)

IBI Group Inc., Bottomline Technologies, Inc., QAD Inc. and ServiceSource International, Inc. are no longer publicly-traded organizations and will need to be replaced in the next review of the comparator group.

EVOLUTION OF OUR COMPENSATION PROGRAM

The Compensation Committee strives to continuously improve the long-term alignment of its executive officers’ interests with those of its shareholders.

For the purposes of making its annual compensation decision for fiscal 2023, the Compensation Committee recommended, and the Board approved, to maintain the same compensation structure and long-term incentive plan design, however shifting the mix of the long-term incentive plan design to 60%-40% for PSUs and options. For fiscal 2024, the Compensation Committee recommended and the Board approved, granting 100% of its long-term incentives in the form of PSUs, with the intent of further increasing alignment with shareholders’ interests.

Named Executive Officers

This Compensation Discussion and Analysis section presents the compensation awarded to, earned by, paid or payable to the President and Chief Executive Officer, the Chief Financial Officer and each of the three other most highly compensated executive officers of the Company and its subsidiaries in the Company’s most recently completed fiscal year, the named executive officers (collectively, the “NEOs”). For the fiscal year ended March 31, 2023, the three other most highly compensated executive officers of the Company and its subsidiaries were the Special Advisor to the President and Chief Executive Officer (the former Chief Operating Officer), the President, Alithya USA and the Chief Information Officer.

Executive Compensation Description

The four components of the Company’s executive compensation program are detailed below.

BASE SALARY

Given that a thorough benchmarking exercise was performed in 2021 by WTW for fiscal 2022, for the review of the base salary of the NEOs, for fiscal 2023, the Compensation committee used indicators such as the Consumer Price Index, the public market trends factors such as Mercer and others and, their respective responsibilities, experience, performance assessment, including leadership abilities, and comparator group practices. As a result, for fiscal 2023, marginal base salary increases varying from 4% to 5% were approved for all NEOs, which is aligned with market practices.

SHORT-TERM INCENTIVES (ANNUAL BONUSES)

Executive officers are eligible for annual bonuses in accordance with predetermined financial and operational criteria and targets, as approved by the Board upon the recommendation of the Compensation Committee and the President and Chief Executive Officer.

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For fiscal 2023, the minimum target and maximum potential payouts of the NEOs expressed as a percentage of base salary were as follows:

POSITION	MINIMUM	TARGET	(1)	MAXIMUM(1)

President and Chief Executive Officer	0%	85%		127.5%

Chief Financial Officer	0%	50%		75%

Special Advisor to the President and Chief Executive Officer (the former Chief Operating Officer)	0%	70%		105%

President, Alithya USA	0%	60%		90%

Chief Information Officer	0%	50%		75%

(1)	As a percentage of base salary as at March 31, 2023.

The determination of the payment and amount of any annual bonus depends on the overall financial performance of the Company. If the performance trigger level is met, then the actual payout is calculated based on the following formula:

Annual Base Salary	X	Target Bonus(1)	X	Corporate Performance Factor

(1)	The target bonus is expressed as a percentage of the base salary.

The Corporate Performance Factor results from the interaction between five criteria: Adjusted EBITDA(1), Revenue, Days Sales Outstanding (DSO)(3), Client Satisfaction and Employee Engagement. However, in order for an annual bonus to be awarded, the Adjusted EBITDA threshold of 90% shall absolutely be reached. The table below shows the weight attributed to each criterion as well as the respective thresholds to be met.

CRITERIA	WEIGHT	THRESHOLD	MAX

Adjusted EBITDA(1)	40%	90%	200%

Revenue(2)	30%	90%	150%

Days Sales Outstanding (DSO)(3)	10%	100%	100%

Employee Engagement	10%	100%	100%

Client Satisfaction	10%	100%	100%

(1)

Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other issuers. Management, however, believes that this measure is useful for executive compensation purposes as it best reflects the Company’s performance. The definition of Adjusted EBITDA can be found in section 5 “Non-IFRS Measures and Other Financial Measures” of Alithya’s Management’s Discussion and Analysis (“MD&A”) for the fiscal year ended March 31, 2023, which section is incorporated by reference in this document; such MD&A has been filed and is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

(2)	The revenue criteria is the target revenue fixed by the Company in its annual budget. It is an IFRS measure.

(3)

Days Sales Outstanding does not have any standardized meaning under IFRS and may not be comparable to similar measures used by other issuers. Management, however, believes that this measure is useful for executive compensation purposes as it helps monitor the Company’s liquidity. The definition of Days Sales Outstanding (DSO) can be found in section 5 “Non-IFRS Measures and Other Financial Measures” of Alithya’s Management’s Discussion and Analysis (“MD&A”) for the fiscal year ended March 31, 2023, which section is incorporated by reference in this document; such MD&A has been filed and is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Compared to fiscal 2022, in fiscal 2023, the weighting of Revenue was reduced from 40% to 30% of the annual bonus and Days Sales Outstanding (DSO) was added as new performance measure weighting at 10%, in order to incent executives to focus on enhancing cash collection. There is no individual performance in the determination of the short-term incentive payout, which the Company believes, fosters teamwork. While the maximum level of achievement of the DSO, Client Satisfaction and Employee Engagement criteria were set at 100%, the level of achievement of the Adjusted EBITDA and Revenue criteria could go up to 200% and 150%, respectively, which could result in an increased payout in the event of exceptional financial performance of the Company. Although the criteria used to determine the Corporate Performance Factor suggest a possible payout of 1.55 of the target annual bonus, the aggregate maximum payout was capped at 1.5 times of the target annual bonus. This results in an increase from the fiscal 2022 1.4 times maximum payout, mainly due to the increase of the maximum payout of the Adjusted EBITDA.

The Company does not disclose specific revenue and Adjusted EBITDA objectives because it considers that the information would place it at a significant competitive disadvantage if such objectives became known. Disclosing the specific objectives set in line with the Company’s annual budget and strategic planning process would expose the Company to serious prejudice and negatively impact its competitive advantage. For example, it may impair the Company’s ability to negotiate accretive business agreements, putting incremental pressure on its profit margins. In addition, the Company believes that disclosing objectives would be inconsistent with the Company’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

Consistent with the foregoing, for fiscal 2023, the Board determined a total payout of 96.8% of their target bonus for the NEOs, except for Mr. Rousseau, who received a payout of 100% of his target bonus as provided by the terms of his retirement agreement.

Furthermore, starting in fiscal 2023, the Company implemented a new Share Unit Plan providing for the potential issuance of share-based awards (including deferred share units (“DSUs”) and/or RSUs) which would be settled in cash or market purchased shares, as determined by the Company, and, effective for the annual bonus payable in respect of fiscal 2023, the Company introduced a new program under which executive officers and senior management had the option to elect to defer up to 50% of their annual bonus into DSUs to be settled in cash or market purchased shares, at the Company’s discretion, following the end of their employment (the “Bonus Election Program”).

This new Bonus Election Program further aligns the interest of executive officers with those of the shareholders of the Company and enable them to achieve their executive share ownership requirements. As an additional incentive to participate to the Bonus Election Program, a matching grant of DSUs is made by the Company equal to 25% of the amount of units received (the “Matching DSUs”). These Matching DSUs vest on the one-year anniversary of the award date and unvested Matching DSUs are forfeited if the executive officer resigns (other than in connection with an eligible retirement) or is terminated for cause.

For their bonus for fiscal 2023, the NEOs made the following elections:

ALITHYA  |  Compensation Discussion and Analysis      36

POSITION	Bonus Percentage in DSUs

President and Chief Executive Officer	50%

Chief Financial Officer	50%

Special Advisor to the President and Chief Executive Officer	0%

President, Alithya USA	30%

Chief Information Officer	35%

LONG-TERM INCENTIVES

The Board considers a number of factors to assess the Company’s long-term incentive strategy, including the balance between sustained long-term shareholder value creation, the required level of ownership under the Executive Share Ownership Requirement, executive retention risk, as well as the overall dilution impact on the total number of subordinate voting shares reserved for issuance under the LTIP.

The annual grant of long-term incentive awards to NEOs and other eligible employees is reviewed and approved at meetings of the Compensation Committee and the Board which occur each year in June.

In order to determine each NEO’s long-term incentive award, the Compensation Committee takes into consideration retention risk and succession plans, as well as the Company’s compensation approach and the value of long-term incentives granted by companies comprised in the comparator group. For the list of companies comprised in the comparator group, please refer to the section entitled “Executive Compensation Program” above. For the fiscal year ended March 31, 2023, the long-term incentives target of the NEOs expressed as a percentage of base salary were as follows:

POSITION	TARGET

President and Chief Executive Officer	135%

Chief Financial Officer	65%

Special Advisor to the President and Chief Executive Officer (former Chief Operating Officer)	80%

President, Alithya USA	20%

Chief Information Officer	65%

Options

Options to purchase subordinate voting shares are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the price of the subordinate voting shares increases between the grant date and the vesting date, options have a realizable value. Gains are realized once the options are exercised and the underlying shares subsequently sold, and are equal to the difference between the selling price of the subordinate voting shares and the price of the subordinate voting shares on the grant date, multiplied by the number of options exercised.

Options granted under the LTIP are granted at the discretion of the Board based on the executive officer’s performance, level of expertise, responsibilities, and comparable levels of opportunity awarded to executive officers of other issuers of comparable size within the industry.

For fiscal 2023, 40% of the NEOs’ long-term incentives value was delivered in the form of options, down from 50% in fiscal 2022. For fiscal 2024, the Compensation Committee recommended, and the Board approved, not to grant options.

The exercise price of options granted until fiscal 2023 was equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant. The LTIP was amended on February 13, 2023 to amend the definition of “Market Price” which is used to determine the exercise price. The exercise price of options granted starting fiscal 2024 will be equal to the volume weighted average price of the subordinate voting shares on the TSX for the five trading days ending on and including the day that is immediately prior to the date of grant.

Please refer to the section entitled “Long Term Incentive Plan – Option Features” for a summary of the key terms of options issued under the LTIP.

RSUs & PSUs

RSUs and PSUs are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value and to provide a means through which the Company may attract and retain key personnel. Each RSU and each PSU entitles the beneficiary thereof to receive one subordinate voting share of the Company and, if determined by the Board, will be credited with dividend equivalents in the form of additional RSUs or PSUs based on the closing price of the subordinate voting shares on the TSX on the trading day immediately following the dividend record date.

The vesting period of PSUs is three years from the date of grant or as the Board may otherwise determine. The vesting period of RSUs that were granted in fiscal 2021 was one year. The Company does not routinely grant RSUs as part of its annual grant of long-term incentives and instead grants PSUs. RSUs may be granted for retention purposes or in connection with executive recruitment.

In addition to vesting over time, the payment of PSUs is conditional to the achievement of performance goals fixed by the Board, which may also determine other vesting terms applicable to the grants.

Upon expiration of the vesting period, the vested RSUs and PSUs are settled by the Company in accordance with the settlement schedule by issuing from treasury one subordinate voting share for each RSU or PSU held. However, RSUs and PSUs can also be settled in cash, at the election of the Compensation Committee, in which case the cash amount paid for each RSU or PSU will be based on the five-day volume-weighted average trading price of the share on the TSX prior to the date of settlement.

RSUs and PSUs granted under the LTIP are granted at the discretion of the Board based on the executive officer’s performance, level of expertise, responsibilities, and comparable levels of opportunity awarded to executive officers of other issuers of comparable size within the industry.

The price at which the RSUs and PSUs were granted until fiscal 2023 was equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant.

Please refer to the section entitled “Long Term Incentive Plan – Restricted Share Units Features” and “Long Term Incentive Plan – Performance Share Units Features” for a summary of the key terms of RSUs and PSUs issued under the LTIP. Please refer to the section entitled “Long Term Incentive Plan – Recent Amendments” for a summary of amendments made to the LTIP in fiscal 2023.

For the fiscal year ended March 31, 2023, a value equal to 60% of the NEO’s long-term incentives were issued in the form of PSUs, which represents an increase from fiscal 2022, for which

ALITHYA  |  Compensation Discussion and Analysis      37

a value equal to 50% of the NEOs’ long-term incentives were issued in the form of PSUs. No RSUs were issued. For fiscal 2024, the Compensation Committee recommended, and the Board approved, to grant 100% of the NEOs’ long-term incentives in the form of PSUs.

The performance criteria applicable to the PSUs was a function of Alithya’s Quarterly Revenue Run Rate and Relative Total Shareholder Return based on the following formula:

50%	X	Quarterly Revenue Run Rate Payout Multiplier (range of 0 to 1.5)	+	50%	X	Relative Total Shareholder Return Multiplier (range of 0 to 1.5)

The Quarterly Revenue Run Rate is based on achieving on or before the end of the performance period target revenues for any fiscal quarter. The multiplier will be determined in accordance with the following table based on the highest quarterly revenue achieved during the Performance Period.

PERFORMANCE LEVEL	REVENUES	MULTIPLIER

Minimum	<90% of target	0%

Threshold	90% of target	50%

Target	100% of target	100%

Maximum	120% of target	150%

If the highest quarterly revenue for any fiscal quarter falls between two levels, the Quarterly Revenue Run Rate Payout Multiplier is calculated on a straight-line interpolation between the two levels.

The Company does not disclose specific revenue objectives because it considers that the information would place it at a significant competitive disadvantage if such objectives became known. Disclosing the specific objectives set in line with the Company’s annual budget and strategic planning process would expose the Company to serious prejudice and negatively impact its competitive advantage. For example, it may impair the Company’s ability to negotiate accretive business agreements, putting incremental pressure on its profit margins. In addition, the Company believes that disclosing objectives would be inconsistent with the Company’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

Relative Total Shareholder Return is determined based on the total shareholder return (“TSR”) realized over the performance period (April 1, 2022 to March 31, 2025 for fiscal 2023) compared to the TSR over the same Performance Period for each company included in the TSR performance peer group. For fiscal 2023, the companies included in the TSR performance peer group consists of companies in the technology sector that are listed in Canada or in the U.S. with a size generally comparable to that of Alithya with few larger brand name companies that represent well-known organizations attracting investors who wish to invest in the technology sector. These companies were selected as being a better basis for assessing Alithya’s relative performance while the compensation comparator group is more reflective of the market in which Alithya competes for talent. The

TSR performance peer group is comprised of the following companies:

COMPANY NAME

Calian Group Ltd.	Innodata Inc.

CGI Inc.	Huron Consulting Group Inc.

Computer Task Group, Incorporated	Information Services Group, Inc.

Conduent Incorporated	Perficient, Inc.

Converge Technology Solutions Corp.	StarTek, Inc.

CSP Inc.	TSR, Inc.

TSR is calculated based on the increase in share price over the performance period plus dividends received over that period. Alithya calculates the percentile rank of the Company’s TSR based on the TSR results for the peer group (including the Company’s TSR).

TSR RANKING	MULTIPLIER

<25th percentile	0%

25th percentile	50%

50th percentile	100%

75th percentile or higher	150%

If performance falls between two levels, the multiplier is calculated on a straight-line interpolation between them.

OTHER BENEFITS

Share Purchase Plan

The Company offers, through its ESPP, to all of its eligible employees and those of its subsidiaries, including the NEOs, the opportunity to purchase subordinate voting shares through payroll deductions, and the Company matches the participants’ contributions, up to a maximum percentage of the employee’s gross salary. Subordinate voting shares are purchased on the open market. For a summary of the material provisions of the Company’s ESPP, please refer to Schedule A of this Information Circular.

Group Insurance Benefits

The Company offers to its executive officers long-term and short-term disability coverage, medical and dental insurance (including coverage for eligible dependents) and life insurance. The actual value of these benefits varies from time to time depending, among other things, on applicable costs.

401(k) Tax Deferred Savings Plan

U.S. executive officers are entitled to participate in the Company’s 401(k) tax deferred savings plan (“401(k) Plan”) which is available to all eligible U.S. employees and through which the Company matches a certain percentage of each participant’s annual contribution made under the 401(k) Plan, up to 1.8% of each participant’s annual base salary.

Perquisites

The Company also currently provides a limited number of perquisites and personal benefits to its NEOs, the nature and value of which, in the view of the Compensation Committee, are reasonable and in line with general market practices.

ALITHYA  |  Compensation Discussion and Analysis      38

Compensation of the NEOs

The following briefly presents the Company’s NEOs and the key compensation components of their target total direct compensation for the fiscal year ended March 31, 2023.

PAUL RAYMOND

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Paul Raymond has served as President and Chief Executive Officer of the Company since April 2012, and before that, as Chief Operating Officer between April 2011 and March 2012. Before joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada.

2023 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	31.25%	-

Annual Bonus	-	26.56%

LTIP(2)	-	42.19%

Total Direct Compensation	31.25%	68.75%

CLAUDE THIBAULT

CHIEF FINANCIAL OFFICER

Mr. Claude Thibault is the Chief Financial Officer of Alithya, a position he has held since August 2018 when he joined Alithya. Before joining Alithya, he held various executive positions, including as Chief Financial Officer, of private and public companies. Mr. Thibault is a Chartered Professional Accountant (CPA, CA-CF) and a Chartered Business Valuator (CBV). He holds a Bachelor’s degree in accounting from HEC Montréal and a Master of Business Administration from McGill University.

2023 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	46.51%	-

Annual Bonus	-	23.26%

LTIP(2)	-	30.23%

Total Direct Compensation	46.51%	53.49%

CLAUDE ROUSSEAU

SPECIAL ADVISOR TO THE PRESIDENT AND CEO

Mr. Claude Rousseau served as Chief Operating Officer from December 2016 to January 2023, at which time he was appointed Special Advisor to the President and Chief Executive Officer, a position he held until his retirement on March 31, 2023. Before joining Alithya, he held a series of senior management positions at national telecommunications companies over more than 28 years. Mr. Rousseau holds a Bachelor’s degree in business administration from Laval University.

2023 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	40.00%	-

Annual Bonus	-	28.00%

LTIP(2)	-	32.00%

Total Direct Compensation	40.00%	60.00%

RUSSELL SMITH

PRESIDENT, ALITHYA USA

Mr. Russell Smith serves as President, Alithya USA, a position he has held since November 2018. Mr. Smith was previously the President of Fullscope, Inc., which was acquired as part of the acquisition of Edgewater Technology, Inc. He has held various management positions at IT consulting services companies for more than 20 years, including RedKlay Solutions, The Pinnacle Group, CSC and IBM. Mr. Smith holds a Bachelor’s degree in industrial engineering from Auburn University and a Master of Business Administration from Duke University’s Fuqua School of Business.

2023 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	54.25%	-

Annual Bonus	-	32.60%

LTIP(2)	-	13.15%

Total Direct Compensation	54.25%	45.75%

ROBERT LAMARRE

CHIEF INFORMATION OFFICER

Mr. Lamarre is the Chief Information Officer of Alithya, a position he has held since April 2016 when he joined Alithya. Before joining Alithya, Mr. Lamarre held various management positions at CGI, which he joined in 1993 and where he spent most of his career. Mr. Lamarre is a computer engineering graduate from the Royal Military College of Canada.

2023 TARGET TOTAL DIRECT COMPENSATION(1)

COMPONENTS	FIXED	AT-RISK

Salary	46.51%	-

Annual Bonus	-	23.26%

LTIP(2)	-	30.23%

Total Direct Compensation	46.51%	53.49%

(1)	The total direct compensation excludes compensation received and which is reflected in the “all other compensation” column of the summary compensation table provided later in this document.

(2)	This component of the target total direct compensation regroups all long-term incentive awards, which includes, for fiscal 2023, options to purchase subordinate voting shares and PSUs.

ALITHYA  |  Compensation Discussion and Analysis      39

SUMMARY COMPENSATION TABLE

The following table sets forth the annual total compensation for the NEOs:

NAME AND TITLE	FISCAL YEAR	SALARY ($)	SHARE-BASED AWARDS(1)(2) ($)	OPTION-BASED AWARDS(3) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLAN(4) ($)	ALL OTHER COMPENSATION(5)(6) ($)	TOTAL COMPENSATION ($)

Paul Raymond President and Chief Executive Officer	2023	577,200	526,987	311,688	474,920	37,162	1,927,867
	2022	555,000	374,625	374,626	403,400	36,328	1,743,979
	2021	495,000	138,848	120,915	210,375	31,079	996,217

Claude Thibault Chief Financial Officer	2023	353,600	159,297	91,936	171,142	19,486	795,461
	2022	340,000	110,502	110,500	179,500	19,345	759,847
	2021	320,000	52,798	48,366	80,000	17,509	518,673

Claude Rousseau(6)(7) Special Advisor to the President and CEO	2023	550,202	259,584	172,510	385,141	150,256	1,517,693
	2022	501,600	194,285	194,276	310,992	131,172	1,333,325
	2021	489,298	107,446	63,654	171,254	141,290	972,942

Russell Smith(6) President, Alithya USA	2023	495,181	80,105	39,982	288,062	27,250	930,580
	2022	447,184	51,196	49,290	197,505	27,288	772,463
	2021	451,278	—	37,444	208,282	51,228	748,232

Robert Lamarre Chief Information Officer	2023	338,000	146,134	87,880	163,592	19,681	755,287
	2022	325,000	81,251	81,251	140,875	18,377	646,753
	2021	280,000	36,298	32,244	56,000	15,832	420,374

(1)

The amounts shown in this column include RSUs awarded in fiscal 2021, PSUs awarded in fiscal 2022, and PSUs and Matching DSUs awarded for fiscal 2023. To determine the number of units granted for each award, except for the Matching DSUs, the award is divided by the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant. The number of performance share rights earned pursuant to a PSU may increase or decrease depending on whether the performance targets are reached or exceeded. The target number of PSUs granted represents a fair estimate of the potential vesting of such grants, which is a common approach.

(2)

This column also includes the Matching DSUs amounts awarded for fiscal 2023 of $59,365 for Mr. Paul Raymond, $21,393 for Mr. Claude Thibault, $21,605 for Mr. Russell Smith and $14,314 for Mr. Robert Lamarre. Mr. Claude Rousseau did not receive any Matching DSUs award. To determine the number of units granted for Matching DSUs, the amount awarded is divided by the five-day trading volume weighted average price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant. The amounts showed in this column do not include DSUs issued from the Bonus Election Program as such amounts are already reflected in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” column. For additional details on the Bonus Election Program, please refer to the “Short-Term Incentives (Annual Bonuses)” section.

(3)

The fair value of options granted is the accounting fair value of the options determined in accordance with IFRS 2 using the Black-Scholes option pricing model. The calculation of the fair value of the options yielded a grant date fair value of $0.81 for options granted on June 23, 2020, $1.20 for options granted on June 14, 2021 and $1.38 for options granted on June 21, 2022. The assumptions to determine Black-Scholes values were as follows:

	June 23, 2020	June 14, 2021	June 21, 2022

Dividend (%)	0.00	0.00	0.00

Expected volatility (%)	34.90	34.70	35.00

Risk-free interest rate (%)	0.46	1.25	3.50

Expected life (years)	6.63	6.63	6.63
(4)

This column shows the amounts of the annual bonuses awarded to the NEOs for each of the Company’s fiscal year ended March 31, 2023, 2022 and 2021. Since April 1, 2022, certain executives are entitled to elect to receive up to 100% of their annual bonus payout into DSUs issued pursuant to the Share Unit Plan as part of the Bonus Election Program, on a voluntary basis, and the Company matches 25% of the amount of units received by issuing Matching DSUs, which Matching DSUs vest on the first anniversary of the date of grant. For the fiscal 2023 annual bonus, Messrs. Paul Raymond and Claude Thibault elected to receive 50% of their annual bonuses in DSUs, Mr. Russell Smith elected to receive 30% of his annual bonus in DSUs, and Mr. Robert Lamarre elected to receive 35% of his annual bonus in DSUs. Amounts shown in this column do not take into account such elections and do not include Matching DSUs.

(5)

This column includes Alithya’s contributions under the ESPP and towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the total salary for the applicable fiscal year and which is not required to be disclosed under CSA rules. For Mr. Rousseau, this column includes an annual relocation allowance for his relocation from Montréal to Orlando amounting to $79,356, $75,240 and $79,300 for the fiscal years ended March 31, 2023, 2022 and 2021 respectively. For Messrs. Rousseau and Smith, this column also includes $3,966 and $5,495 for the fiscal year ended March 31, 2023, $5,883 and $6,656 for the fiscal year ended March 31, 2022 and $6,755 and $8,046 for the fiscal year ended March 31, 2021, respectively, in respect of employer matching contributions to Alithya’s 401(k) Plan. Matching contributions are made in U.S. dollars.

(6)

While Messrs. Rousseau and Smith are paid in U.S. dollars, the amounts included in the table are in Canadian dollars, converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2023, 2022 and 2021 which was $1.3226, $1.254 and $1.322 for each U.S. dollar respectively.

(7)	Mr. Rousseau was appointed Special Advisor to the President and Chief Executive Officer on January 30, 2023 and, prior to that, he was Chief Operating Officer. Mr. Rousseau retired on March 31, 2023.

Incentive Plan Awards Held and Vested

INCENTIVE PLAN AWARDS – OUTSTANDING AWARDS HELD

The following table shows all options held by Alithya’s NEOs as at March 31, 2023, including (i) options originally granted by the Company before it went public (“Pre-IPO Alithya”), which were converted, on substantially the same terms and conditions as were applicable under the outstanding incentive plans of Pre-IPO Alithya immediately prior to the acquisition of Edgewater Technology, Inc. (“Edgewater”) (the “Edgewater Acquisition”), into options to acquire a number of subordinate voting shares equal to the number of shares subject to such options for options of Pre-IPO Alithya, and (ii) options issued as part of the NEOs’ compensation. The table also shows (i) the value of vested RSUs issued on June 23, 2020 to the NEOs (except Mr. Smith), during the fiscal year ended March 31, 2021 which were fully vested as at March 31, 2023, but which were not settled until June 26, 2023, and (ii) the number and value of PSUs issued in respect of fiscal 2022 and 2023 to the NEOs, which are all unvested. It, however, excludes the DSUs issued as part of the Bonus Election Program as those were issued after March 31, 2023.

ALITHYA  |  Compensation Discussion and Analysis      40

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME AND TITLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(1) ($)	NUMBER OF SHARE OR UNITS OF SHARES THAT HAVE NOT VESTED(2) (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(3) ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED(4) ($)

Paul Raymond(5)	52,632	1.90	March 31, 2024	42,106
Chief Executive Officer	100,000	2.21	March 31, 2024	49,000
	52,632	1.90	March 31, 2025	42,106
	100,000	2.87	March 31, 2025	-
	100,000	2.96	March 31, 2026	-
	100,000	3.80	May 16, 2027	-
	135,000	4.50	October 31, 2028	-
	100,000	3.64	June 20, 2029	-
	150,000	2.26	June 22, 2030	66,000
	311,617	3.23	June 13, 2031	-
	226,074	3.25	June 20, 2032	-
	1,427,955			199,212	259,839	701,565	165,880

Claude Thibault	47,000	4.50	October 31, 2028	-
Chief Financial Officer	52,000	3.64	June 20, 2029	-
	60,000	2.26	June 22, 2030	26,400
	91,915	3.23	June 13, 2031	-
	66,683	3.25	June 20, 2032	-
	317,598			26,400	76,643	206,936	63,077

Claude Rousseau(6)	10,000	2.87	March 31, 2026	-
Chief Operating Officer	25,000	2.96	March 31, 2026	-
	30,000	3.80	May 16, 2027	-
	74,000	4.50	October 31, 2028	-
	72,000	3.73	June 20, 2029	-
	85,000	2.26	June 22, 2030	37,400
	161,600	3.60	June 13, 2031	-
	125,125	3.38	June 20, 2032	-
	582,725			37,400	140,022	378,059	138,183

Russell Smith(6)	47,000	4.65	October 31, 2028	-
President, Alithya USA	37,500	3.73	June 20, 2029	-
	50,000	2.26	June 22, 2030	22,000
	41,000	3.60	June 13, 2031	-
	29,000	3.38	June 20, 2032	-
	260,500			22,000	33,850	91,395	-

Robert Lamarre	20,000	2.96	April 17, 2026	-
Chief Information Officer	20,000	3.80	May 16, 2027	-
	47,000	4.50	October 31, 2028	-
	50,000	3.64	June 20, 2029	-
	40,000	2.26	June 22, 2030	17,600
	67,585	3.23	June 13, 2031	-
	63,741	3.25	June 20, 2032	-
	308,326			17,600	65,715	177,431	43,365

(1)

The value shown is equal to the excess, if any, of the closing price of the subordinate voting shares on the TSX on March 31, 2023, the last trading day of the fiscal year ended March 31, 2023 ($2.70), over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any. For Messrs. Rousseau and Smith, the option’s exercise price is converted using the March 31, 2023 exchange rate of $1.3526 for each U.S. dollar.

(2)	As all RSUs were vested as at March 31, 2023 and no Matching DSUs were held as at March 31, 2023, this column only shows the number of unvested PSUs held by each NEO.

(3)

The value shown is established by multiplying the number of unvested PSUs by the closing price of the subordinate voting shares on the TSX on March 31, 2023 ($2.70), the last trading day of the fiscal year ended March 31, 2023, assuming that target performance and vesting conditions will be fully met and assuming a payout of 100%. The actual value realized will be based on actual performance and the price of the subordinate voting shares on the TSX on the day on which the PSUs are settled.

(4)

As all PSUs were unvested as at March 31, 2023, this column shows the value of vested RSUs only. The value shown is established by multiplying the number of vested RSUs by the closing price of the subordinate voting shares on the TSX on March 31, 2023 ($2.70), the last trading day of the fiscal year ended March 31, 2023. The vested RSUs were settled on June 26, 2023. Participants were eligible to receive either subordinate voting shares or a cash payment equal to $2.2176 per share, being the volume weighted average price of the subordinate voting shares on the TSX for the five-trading day period immediately preceding the date of settlement.

(5)

Except for those options of Mr. Raymond which expire on October 31, 2028 and thereafter and entitle him to acquire subordinate voting shares, all other options held by Mr. Raymond were granted by Pre-IPO Alithya prior to the Edgewater Acquisition and entitle him to acquire multiple voting shares.

(6)

Except for Mr. Rousseau’s options expiring prior to June 20, 2029, the exercise price of Messrs. Smith’s and Rousseau’s options is in U.S. dollars. The exercise price shown for their options in U.S. dollars is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2023 exchange rate of $1.3526 for each U.S. dollar:

Option Expiration Date	Option Exercise Price (US$)	Option Exercise Price (C$)

October 31, 2028	3.44	4.65

June 20, 2029	2.76	3.73

June 22, 2030	1.67	2.26

June 13, 2031	2.66	3.60

June 20, 2032	2.50	3.38

The conversion of the exercise price on a given date may result in a different Canadian dollar equivalent exercise price than the exercise price of grants made in Canadian dollars to the other NEOs.

ALITHYA  |  Compensation Discussion and Analysis      41

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value from incentive plans vested or earned, as well as the gain earned from options exercised, by the NEOs under the Company’s incentive plans during the fiscal year ended March 31, 2023.

NAME AND TITLE	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) ($)	NUMBER OF OPTIONS EXERCISED DURING THE YEAR	VALUE REALIZED ON EXERCISE OF OPTIONS DURING THE YEAR(2) ($)	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR(3) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR ($)

Paul Raymond President and Chief Executive Officer	32,625	152,632	60,000	-	474,290

Claude Thibault Chief Financial Officer	13,050	-	-	-	171,142

Claude Rousseau Special Advisor to the President and Chief Executive Officer	20,443	-	-	-	385,141

Russell Smith President, Alithya USA	12,025	-	-	-	288,062

Robert Lamarre Chief Information Officer	8,700	-	-	-	163,592

(1)

This column shows the value of options held by the NEOs which vested during the Company’s fiscal year ended March 31, 2023. The value is established by multiplying the number of vested options by the difference between the closing price of the subordinate voting shares on the TSX on the day the options vested and the exercise price. Messrs. Rousseau and Smith had options denominated in U.S. dollars that vested during the fiscal year ended March 31, 2023. For such options, the value shown is the U.S. value vested converted in Canadian dollars using the exchange rate on the day of vesting, which was of $1.3614 for each U.S. dollar for options vested on November 1, 2022, $1.2929 for each U.S. dollar for options vested on June 21, 2022, and $1.2982 for each U.S. dollar for options vested on June 23, 2022.

(2)

The value realized is calculated by multiplying the number of shares acquired upon exercise by the difference between the exercise price and the closing price of the subordinate voting shares on the TSX on the exercise date.

(3)

This column shows the value of share-based awards held by the NEOs which vested during the Company’s fiscal year ended March 31, 2023. This column shows no amount as all RSUs had vested in fiscal 2022 and no PSUs vested in fiscal 2023.

Performance Graph

The subordinate voting shares are listed for trading on the TSX and NASDAQ under the symbol ALYA. The following performance graph illustrates the cumulative return on a $100 investment in the subordinate voting shares made on November 2, 2018, being the date on which the subordinate voting shares started trading on the TSX, compared with the cumulative return on the S&P/TSX Smallcap Index for the same period (i.e. from November 2, 2018 to March 31, 2023).

During the period commencing on November 2, 2018 up to March 31, 2023, the cumulative shareholder return on an investment in the subordinate voting shares followed a relatively similar trend as that of an investment on the S&P/TSX Smallcap Index, except that for the period between March 31, 2020 to March 31, 2022, the cumulative shareholder return on an investment in the subordinate voting shares shows a relatively slower increase, in part, in management’s view, due to the adverse impacts of the COVID-19 pandemic.

ALITHYA  |  Compensation Discussion and Analysis      42

Trends in Compensation

The following graph illustrates the trend in the aggregate total compensation paid to the NEOs compared to (i) the cumulative return on $100 investment in the subordinate voting shares and (ii) the cumulative return on the S&P/TSX Smallcap Index over the period from November 2, 2018 to March 31, 2023.

The Alithya total shareholder return from March 31, 2020 to date has been adversely impacted from March 31, 2020 to March 31, 2022 by the adverse impacts of the COVID-19 pandemic on the global economy, global economy uncertainty and market volatility. Consistent with total shareholder return, the total NEO compensation for the period ended March 31, 2020 was lower due to the fact that no bonus was paid to the executive officers for such period. However, for the periods ending March 31, 2022 and 2023, the Company issued share-based awards to provide for increased long-term performance incentives and to promote retention by compensating executives for performance measures beyond share price that their actions can more directly influence, resulting in an increase in NEO total compensation compared to the previous periods. Much of the increase in NEO compensation relates to variable incentives that are subject to the achievement of various performance measures, including TSR, and which may not result in any payout to the NEOs. The S&P/TSX Smallcap index total shareholder return follows a similar trend as the NEO compensation, with the exception of the period ending March 31, 2023, for which the NEO compensation increased for the reasons explained above.

Long Term Incentive Plan

SECURITIES AUTHORIZED FOR ISSUANCE

The table below indicates, as at March 31, 2023, certain information with respect to the Company’s LTIP.

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING SECURITIES (#)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING SECURITIES ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)(1) (#)

Equity awards approved by security holders (issuable under the LTIP)

Options(2)	4,484,871	3.38	-

DSUs	666,974	N/A	-

RSUs(3)	181,498	N/A	-

PSUs	855,383	N/A	-

Total	6,188,726	-	3,330,855

Equity compensation plans not approved by security holders	-	-	-

(1)	Based on 10% of the issued and outstanding Shares as at March 31, 2023.

(2)	Consists of 3,400,696 options with a weighted average exercise price of $3.23 and 1,084,175 options with a weighted average exercise price of US$2.55.

(3)	All RSUs were settled on June 26, 2023.

ALITHYA  |  Compensation Discussion and Analysis      43

BURN RATE

The following table presents the burn rate of awards granted under the LTIP (i.e. options, RSUs, DSUs and PSUs) for the fiscal years ended March 31, 2023, 2022 and 2021:

	2023	2022	2021

Number of awards (options, RSUs, DSUs and PSUs) granted during the year	1,646,928	1,578,714	1,133,577

Weighted average number of issued and outstanding subordinate voting shares and multiple voting shares	94,178,549	85,297,843	58,209,375

Burn rate	1.75%	1.85%	1.95%

OPTION FEATURES

The following table shows the key terms of options issued under the LTIP:

Shares Issuable	Subordinate voting shares.

Exercise Price

For options granted until fiscal 2023, equal to the closing price of the subordinate voting shares on the TSX on the date immediately preceding the date of grant.

For options granted starting fiscal 2024, equal to the volume weighted average price of the subordinate voting shares on the TSX for the five-trading day immediately preceding the date of grant.

Term	10 years.

Vesting Criteria

Vest and are exercisable in the manner set out in the applicable award agreement, subject to the participant continuing to be an employee or director, as applicable, or as otherwise agreed to by the Board.

Options granted under the LTIP generally vest over a four-year period at a rate of 25% on each of the second and third anniversary dates of their grant and 50% on the fourth anniversary date of their grant.

Termination	Please refer to Schedule A for a description of the termination conditions.

LEGACY OPTION PLANS

Options granted under the Pre-IPO Alithya Stock Option Plan and Edgewater incentive plans (collectively, the “Legacy Plans”) that were outstanding immediately prior to the Edgewater Acquisition were converted into options to acquire Shares of Alithya at closing. No further grants may be made under the Legacy Plans and an aggregate of 718,264 options, representing 0.75% of the outstanding Shares as at March 31, 2023, remained outstanding under the Pre-IPO Alithya Stock Option Plan and continue to be governed by the terms and conditions of such plan. As at March 31, 2023, there were no options outstanding under the Edgewater incentive plans.

Under the Pre-IPO Alithya Stock Option Plan:

•	options generally have a term of 10 years from their grant date and outstanding options are fully vested;

•	there was no limits on grants to insiders;

•	the option exercise price was determined by the Board in its discretion and could be above or below the market price of the underlying shares at the time of the grant; and

•	options are not assignable in whole or in part, except pursuant to laws of descent or distribution.

The Board may amend the Pre-IPO Alithya Stock Option Plan at any time, provided that no amendment shall materially impair the rights of option holders in respect of previously granted options.

On February 13, 2023, upon recommendation of the Compensation Committee, the Pre-IPO Alithya Stock Option Plan was amended by the Board to: (i) enable the Board to exercise discretion in respect of the post-termination exercise period applicable to option holders in certain circumstances, and (ii) make minor changes to improve clarity and consistency in the use of the language. The Board determined that no shareholder approval was required to make to such amendments pursuant to the amendment provisions of the Pre-IPO Alithya Stock Option Plan.

RESTRICTED SHARE UNITS FEATURES

The following table shows the key terms of the RSUs issued under the LTIP to the NEOs (excluding Mr. Smith) in respect of the fiscal year ended March 31, 2021 (the “2021 RSUs”):

Shares Issuable	Subordinate voting shares.(1)

Vesting Criteria	Vest on the first anniversary date of the date of grant.

Settlement Date	As soon as practicable following the third anniversary date of the date of grant.(1)

Termination	Please refer to Schedule A for a description of the termination conditions.

(1)

The 2021 RSUs were settled on June 26, 2023. For the settlement of their 2021 RSUs, the Compensation Committee recommended, and the Board resolved, to allow the RSUs holders to elect to receive: (i) a cash payment equivalent to the fair value of a subordinate voting share calculated based on the Market Price (being the volume weighted average price of the subordinate voting shares on the TSX for the five-trading day period immediately preceding the date of settlement), (ii) fully paid and non-assessable subordinate voting shares issuable to the participant, or (iii) a combination of the foregoing.

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PERFORMANCE SHARE UNITS FEATURES

The following table shows the key terms of the PSUs issued under the LTIP to the NEOs in respect of the fiscal year ending March 31, 2023:

Shares Issuable	Subordinate voting shares.

Performance Period	Three fiscal years starting from April 1 of the fiscal year in respect of which the PSUs are issued. Please refer to the section entitled “Executive Compensation Description – Long-Term Incentives – RSUs and PSUs” for a description of the performance criteria.

Number of PSUs	An initial number of PSUs is granted. The final number of PSUs is subject to adjustment based on the extent to which the performance goals set out in the grant letter are achieved at the end of the performance period.

Vesting Criteria	Vest on the third anniversary date of the date of grant.

Settlement Date	As soon as practicable following the third anniversary date of the date of grant, but in no event later than December 15 of the year of the third anniversary date.

Termination	Please refer to Schedule A for a description of the termination conditions.

Employment Arrangements of the NEOs

The terms and conditions of the employment of each NEO are set forth in their employment agreement, if any, or their employment offer letter with Alithya, or, in the case of Mr. Smith, with Edgewater prior to the Edgewater Acquisition. Their employment is for an indefinite term (or at will) and include confidentiality, non-solicitation and non-competition covenants.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table summarizes the non-solicitation and non-competition covenants, severance payable upon termination without cause and change of control provisions applicable to the NEOs as at March 31, 2023, except for Mr. Rousseau who retired effective March 31, 2023.

NAME AND TITLE	NON-SOLICITATION COVENANT	NON-COMPETITION COVENANT	PAYMENT IN THE EVENT OF A TERMINATION WITHOUT CAUSE(1)	PAYMENT IN THE EVENT OF A TERMINATION FOLLOWING A CHANGE OF CONTROL(1)(2)

Paul Raymond President and Chief Executive Officer	12 months	12 months	24 months of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years

Claude Thibault Chief Financial Officer	12 months	12 months	12 months plus one month per year of service (subject to a maximum of 24 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years

Russell Smith(3) President, Alithya USA	24 months following termination	12 months following termination	12 months of base salary(4)	-

Robert Lamarre Chief Information Officer	12 months	12 months	18 months of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years

(1)

Messrs. Raymond, Thibault, Smith and Lamarre would also be entitled to the continuity of certain benefits (such as insurance coverage and/or annual relocation allowance) for the duration of the severance.

(2)

For Messrs. Raymond, Thibault and Lamarre, applies in the event of termination without cause or resignation for good reason within 12 months following a change of control. Resignation for good reason includes the following: (i) if their remuneration, including social benefits, is considerably reduced, (ii) if they suffer a significant diminution of their responsibilities, authority, status or hierarchy, taken as a whole, without their prior written consent, and (iii) if their principal place of work is relocated to a place located more than 100 kilometers from their usual principal place of work.

(3)	Mr. Smith’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control.

(4)

Mr. Smith’s offer letter provides for a severance in the event of a termination without cause equal to three months of his base salary. Mr. Smith is, however, party to a certain Stay Bonus Agreement dated December 22, 2017 entered into with Edgewater which provides for a severance equal to 12 months of his base salary in the event of a termination without cause conditional upon his compliance with the non-compete covenant contained therein.

INCENTIVE COMPENSATION PAYMENTS IN THE EVENT OF TERMINATION, RESIGNATION, RETIREMENT, DEATH OR DISABILITY

Unless otherwise determined by the Board, the options, RSUs and PSUs held by the NEOs would be treated as follows upon termination, resignation, retirement, death or disability, assuming a termination date of March 31, 2023:

PLAN(1)	TERMINATION WITHOUT CAUSE	VOLUNTARY RESIGNATION	RETIREMENT(2)	TERMINATION FOR CAUSE	TERMINATION FOLLOWING CHANGE OF CONTROL	DEATH OR DISABILITY

LTIP (Options, RSUs and PSUs granted since November 1, 2018)

Vested options are exercisable until the earlier of their expiration date and 90 days after termination

Vested RSUs and PSUs are settleable as soon as reasonably practical

Unvested options, RSUs and PSUs are immediately forfeited and cancelled

Vested options are exercisable until the earlier of their expiration date and 90 days after resignation

Vested RSUs and PSUs are settleable as soon as reasonably practical

Unvested options, RSUs and PSUs are immediately forfeited and cancelled

			Unvested options, RSUs and PSUs continue to vest, and all options remain exercisable until the earlier of their expiration date, and the date that is 90 days following the last vesting date(3)	Vested and unvested options, RSUs and PSUs are immediately forfeited and cancelled	Unvested options, RSUs and PSUs vest immediately if the executive is terminated without cause within two years of the change of control Awards are then settled or exercised in accordance with their terms	Unvested options, RSUs and PSUs vest immediately and all options remain exercisable until the earlier of their expiration date and the date that is 90 days after the date of disability or 180 days after the day of death

ALITHYA  |  Compensation Discussion and Analysis      45

Pre-IPO Alithya Stock Option Plan(4) (Options originally issued by Alithya pre-IPO which were converted)	Unvested options continue to vest, and all options remain exercisable until the earlier of their expiration date and the date that is 60 days following the termination	Unvested options continue to vest, and remain exercisable until the earlier of their expiration date and the date that is 60 days following the resignation	Unvested options continue to vest, and all options remain exercisable until the earlier of their expiration date and the date that is 60 days following the resignation(5)	Vested and unvested options are immediately forfeited and cancelled	Unvested options vest immediately if the executive is terminated without cause within two years of the change of control Options are then exercised in accordance with their terms	Unvested options continue to vest, and all options remain exercisable until the date that is 60 days following the death or disability

(1)	As at March 31, 2023, the NEOs only had outstanding options, RSUs and PSUs governed by the terms and conditions of the LTIP and the Pre-IPO Alithya Stock Option Plan.

(2)

On February 13, 2023, the Board, on the recommendation of the Compensation Committee, resolved that Mr. Rousseau’s options shall continue to vest and be exercisable until the expiration of their original 10-year term.

(3)

In the event the participant commences employment with a direct competitor of the Company or breaches a non-competition or non-solicitation obligation during the retirement, options that have not been exercised are forfeited and cancelled.

(4)

Options to acquire Shares originally issued under the Pre-IPO Alithya Stock Option Plan that were outstanding immediately prior to the Edgewater Acquisition are subject to the terms of the Pre-IPO Alithya Stock Option Plan.

(5)	The Pre-IPO Alithya Stock Option Plan does not contain any specific provisions with regards to retirement. The provisions applicable in the event of a voluntary resignation therefore apply by default.

TERMINATION WITHOUT CAUSE, VOLUNTARY RESIGNATION, RETIREMENT, TERMINATION FOR CAUSE AND CHANGE OF CONTROL PAYMENTS

The following table summarizes the severance and incremental amounts payable to each NEO in the event of a termination without cause and a termination following a change of control assuming a termination date of March 31, 2023, except for Mr. Rousseau who retired effective March 31, 2023. No severance is payable in the event of a voluntary resignation, retirement or termination for cause.

	TERMINATION WITHOUT CAUSE ($)		TERMINATION FOLLOWING A CHANGE OF CONTROL(1) ($)

NAME AND TITLE	SEVERANCE(2)	LTIP(3)	SEVERANCE(2)	LTIP(3)

Paul Raymond President and Chief Executive Officer	1,660,775	-	1,660,775	751,065

Claude Thibault Chief Financial Officer	600,355	-	900,533	226,736

Russell Smith(4) President, Alithya USA	495,181	-	495,181	103,587

Robert Lamarre Chief Information Officer	630,250	-	840,333	190,631

(1)

As indicated in the table in the preceding section entitled “Incentive Compensation Payments in the Event of Termination, Resignation, Retirement, Death or Disability”, Messrs. Raymond, Thibault, and Lamarre are entitled to the severance shown in this column in the event of a termination without cause or resignation for good reason within 12 months following a change of control. Also, as Mr. Smith’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control, the terms and conditions applicable in the event of a termination without cause or with cause would therefore apply by default, if applicable. The amount indicated for Mr. Smith in the table above assumes that the termination would be without cause.

(2)

The amounts shown as severance do not include the costs associated with the continuity of certain benefits (such as insurance coverage and/or relocation allowance) to which the NEOs would remain entitled to for the duration of the severance.

(3)

For a termination without cause, no amounts are shown for the LTIP as unvested awards are forfeited and cancelled in the event of a termination without cause. For a termination following a change of control, the amounts shown for the LTIP include the value of unvested in-the-money options and unvested PSUs held by the NEO as at March 31, 2023 multiplied by the closing price of the subordinate voting shares on the TSX on March 31, 2023 ($2.70) and provide that PSUs would vest immediately with performance goals being deemed to have been met at 100% of the specified target level of performance. As at March 31, 2023, all RSUs were vested. The LTIP provides for double trigger vesting upon termination of employment within 24 months following a change of control. Under the LTIP, a NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause within 24 months of the change of control. For more detail on the value attributed to the options, RSUs and PSUs, please refer to the table under section entitled “Incentive Plan Awards – Outstanding Awards Held”.

(4)

Mr. Smith is paid in U.S. dollars. The amounts shown as severance are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the year ended March 31, 2023 which was $1.3226 for each U.S. dollar. For more detail on the value attributed to the options, RSUs and PSUs, please refer to the table under the section entitled “Incentive Plan Awards – Outstanding Awards Held”.

No incremental amounts were payable in connection with Mr. Rousseau’s retirement. His options, RSUs and PSUs will continue to vest and remain exercisable, he will continue to receive employee health benefits and insurance coverage until the end of the calendar year and he will be required to comply with non-competition and non-solicitation covenants for 12 months following his retirement date.

ALITHYA  |  Compensation Discussion and Analysis      46

Other Information

Indebtedness of Directors and Executive Officers

No Nominee Director or executive officer of the Company, or any former director or executive officer of the Company, or any associate of any of the foregoing, is, or has been at any time during fiscal 2023, excluding routine indebtedness, indebted to the Company or its subsidiaries, either in connection with the purchase of securities of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Nominee Directors, executive officers or insiders of the Company, or any associate or affiliate of such persons or the Company in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries, other than as disclosed below.

Beneva and Quebecor each beneficially own, or control or direct, directly or indirectly, more than 10% of Alithya’s subordinate voting shares as a result of the acquisition of R3D Consulting Inc. Beneva and Quebecor are parties to commercial contracts pursuant to which Alithya receives significant revenues.

Shareholder Proposals

The Company will include, as applicable, proposals from shareholders that comply with applicable laws and its advance notice by-law in its management information circular for its next annual meeting of shareholders to be held in respect of the fiscal year ending on March 31, 2024. Shareholders who wish to submit a proposal, other than with regard to the nomination of directors, should send their proposal to the Corporate Secretary at the head office of the Company (1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) with a copy at secretariat@alithya.com, by April 18, 2024. Shareholders who wish to propose the nomination of directors should abide by the prescribed timeframe provided for in the advance notice by-law of the Company.

Availability of Documents

The Company is a reporting issuer in Canada and the U.S. and is required to file various documents, including financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on Company’s website at www.alithya.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov, or may be obtained from the Company on request by email at secretariat@alithya.com or by mail or by phone as follows:

Corporate Secretariat

Alithya Group inc.

1100, Robert-Bourassa Boulevard

Suite 400

Montréal, Québec, H3B 3A5

Tel: 1-844-985-5552

Approval

The Board of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company.

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

July 17, 2023

ALITHYA  |  Other Information      47

Schedule A | Long Term Incentive Plan and Share Purchase Plan Description

Long Term Incentive Plan

The following summary describes the material terms of the Long Term Incentive Plan of Alithya (“LTIP”). This summary is, however, not a complete description of all the provisions of the LTIP and is qualified in its entirety by reference to the LTIP.

ADMINISTRATION

The LTIP is administered by the Board. The Board has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement of, and terms and conditions of awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the LTIP as the Board deems advisable, to interpret the terms and provisions of the LTIP and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the LTIP. To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers conferred on it pursuant to the LTIP.

ELIGIBILITY

Certain Alithya employees and directors, and those of its designated affiliates, are eligible to participate in the LTIP. However, eligibility to participate will not confer any right to receive any grant of an award pursuant to the LTIP. The Board has sole and complete authority, in its discretion, to determine the individuals to whom grants may be made.

AUTHORIZED SHARES

Shares issued upon the exercise or settlement of awards granted under the LTIP are issued from treasury and, in the case of RSUs and PSUs, may be settled in cash. Subject to adjustment, as described below, the maximum number of subordinate voting shares issuable under the LTIP is equal to 10% of the number of Shares that are issued and outstanding from time to time.

Subordinate voting shares subject to an award that, for any reason, (i) expires without having been exercised, (ii) is cancelled, forfeited, surrendered, or terminated, (iii) or otherwise is settled will again be available for grant under the LTIP.

As of March 31, 2023, there were 4,484,871 outstanding options, which represented 4.71% of the issued and outstanding Shares, 666,974 outstanding deferred share units (“DSUs”), which represented 0.70% of the issued and outstanding Shares, 181,498 restricted share units (“RSUs”), which represented 0.19% of the issued and outstanding Shares, and 855,383 performance share units (“PSUs”), which represented 0.90% of the issued and outstanding Shares. As of March 31, 2023, 3,330,855 Shares remained available for issuance pursuant to awards under the LTIP, which represented 3.50% of the issued and outstanding Shares.

TYPES OF AWARDS

The LTIP provides for awards of (i) options, (ii) restricted shares, (iii) RSUs, (iv) PSUs, (v) DSUs, and (vi) share appreciation rights.

•

Options. The exercise price of options may not be less than the market price of the subordinate voting shares at the time of grant. For options granted until fiscal 2023, the market price was equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant. For options granted starting fiscal 2024, the market price is equal to the volume weighted average price of the subordinate voting shares on the TSX for the five-trading days immediately preceding the date of grant. The Board determines at the time of grant the vesting conditions that impact the time or times at which options become exercisable and the terms on which options remain exercisable. Subject to any accelerated termination as set forth in the LTIP, or extension pursuant to a black-out period, the maximum term of a stock option is 10 years.

•	Restricted Shares. An award of restricted shares is an award of subordinate voting shares subject to certain restrictions and to a risk of forfeiture.

•

Restricted Share Units. An award of RSUs is an award denominated in subordinate voting shares that entitles the participant to receive subordinate voting shares in the future. The delivery of subordinate voting shares under a RSUs award may be subject to the satisfaction of performance conditions or other vesting conditions as determined by the Board.

•

Performance Share Units. An award of PSUs is an award the vesting and settlement of which is subject to performance objectives and other vesting conditions. Performance objectives may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Board.

•

Deferred Share Units. An award of DSUs is an award of a notional investment in subordinate voting shares reflected on an unfunded, book-entry account maintained by Alithya. DSUs may be subject to performance conditions or other vesting conditions. DSUs are settled in subordinate voting shares generally on the 90th day of the participant’s termination date, for Canadian participants, and on the 180th day of the participant’s termination date, for U.S. participants.

•

Share Appreciation Rights. An award of share appreciation rights is an award that, subject to determination by the Board, will upon exercise provide the participant with a right to receive a specified number of subordinate voting shares equal in value to

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      48

a specified increase in the market value of the subordinate voting shares. Subject to any accelerated termination as set forth in the LTIP, the maximum term of a share appreciation right is 10 years.

Awards are settled in newly-issued subordinate voting shares, and, in the case of RSUs and PSUs, may also be settled in cash. RSUs, PSUs and DSUs are entitled to dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held on the record date for the payment of such dividend, by (b) the market price of a subordinate voting share at the close of the first business day immediately following the dividend record date, with fractions computed to three decimals. For further details on the term, vesting and termination of options, please refer to the section entitled “Long Term Incentive Plan – Option Features”.

LIMITS ON GRANTS OF AWARDS

The maximum aggregate number of subordinate voting shares issuable, at any time to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares. In addition, the maximum aggregate number of subordinate voting shares issued within any one-year period to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares.

BLACK-OUT PERIOD

If an award expires or is settled during, or within five business days after, a routine or special trading black-out period imposed by Alithya to restrict trades in Alithya’s securities, then the award shall expire ten business days after the trading black-out period is lifted by the Alithya.

TERMINATION OF EMPLOYMENT OR DIRECTORSHIP

The Board has the authority to determine the vesting schedule applicable to each award and to accelerate the vesting or exercisability of any award. The Board may also determine the effect of termination of employment or directorship on an award. Unless otherwise provided by the Board, whether in the award agreement or whether before or after the time of granting an award, in an employment agreement or other written agreement, upon a termination of a participant’s employment or directorship under the following circumstances, the following treatment will apply:

•

Death or Disability. All awards shall immediately vest (or cease to be restricted) as of the termination date, and each option or share appreciation right held will continue to be exercisable until the earliest of: (i) the award expiration date and (ii) the date that is 90 days after the date of disability, or (iii) the date that is 180 days after the date of death. Any performance targets associated with any award will be deemed to have been met at the target performance level.

•	Retirement of an Employee. All unvested awards shall continue to vest and be settled and exercised in accordance with their terms, except that each option or share appreciation right held will continue to be exercisable until the earlier of (i) the award expiration date and (ii) the date that is 90 days (or such longer period as the Board in its sole discretion may permit) following the later of (a) the date such option or share appreciation right became fully vested and (b) the termination date and, if not exercised on or before such date, will be forfeited and cancelled.

•

Voluntary Resignation of Employment (other than pursuant to a Retirement). All unvested awards will be forfeited and cancelled as of the termination date. Options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date.

•	Termination of Employment by Alithya for Cause. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Employment by Alithya other than for Cause. All unvested awards will be forfeited and cancelled as of the termination date. Options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment, or such longer period as permitted by the Board, or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Directorship by Alithya for Breach of Fiduciary Duty. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Directorship for any reason other than Death, Disability, or Breach of Fiduciary Duty. The Board may, in its sole discretion, at any time prior to or following the date of termination of directorship, provide for the exercise, vesting or settlement of any or all awards held by the director on the date of termination.

NON-TRANSFERABILITY OF AWARDS

Awards under the LTIP may not be sold, assigned, transferred, alienated, pledged, mortgaged, charged, or otherwise encumbered, and may not be subject to attachment or legal process for the payment of any debts or obligations of the participant other than to a permitted assign or with the approval of the Board. A permitted assign means, a spouse or a holding entity, RRSP, RRIIF or a trustee, custodian, or administrator acting on behalf of, or for the benefit of the participant or the participant’s spouse (“Permitted Assign”).

RECOVERY OF COMPENSATION

The Board may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of Alithya’s Clawback Policy. For further information on the Clawback Policy, please refer to the section entitled “Ethical Business Conduct – Clawback Policy” of this Information Circular.

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      49

CHANGE IN CONTROL

In the event of a Change in Control (as such term is defined in the LTIP), the Board may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a Change in Control; (ii) the termination of an award in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of such Change in Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change in Control the Board determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by Alithya without payment); (iii) the replacement of such award with other rights or property selected by the Board in its sole discretion; or (iv) any combination of the foregoing. In taking any of these actions, the Board will not be required to treat all awards similarly. If an employee is terminated from employment within 24 months following a Change in Control, awards granted to the employee prior to the Change in Control will immediately vest. No acceleration of vesting occurs on a Change in Control unless there is no publicly traded successor entity.

CERTAIN ADJUSTMENTS

Should Alithya effect a subdivision or consolidation of shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of Alithya that does not constitute a Change in Control and would warrant the amendment or replacement of any existing awards in order to adjust the number of subordinate voting shares that may be acquired on the vesting of outstanding awards and/or the terms of any award in order to preserve proportionately the rights and obligations of the participants holding such awards, the Board will, subject to the prior approval of the applicable stock exchange, as applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Board may from time to time, without notice to or approval of the holders of voting shares of Alithya, amend, modify, change, suspend or terminate the LTIP or any outstanding award, as the Board determines appropriate. However, the Board shall not alter, suspend or terminate the LTIP or any outstanding award without the participant’s consent, if such alteration, suspension or termination of the LTIP or any outstanding award would materially impair the participant’s rights or materially increase the participant’s obligations under the LTIP (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required, in addition to the extent required by law, for any amendment, modification or change that (i) increases the percentage of subordinate voting shares reserved for issuance under the LTIP (except with respect to the adjustments described above), (ii) increases or removes the

10% limits on subordinate voting shares issuable or issued to insiders as described above, (iii) reduces the exercise price of an award (except with respect to the adjustments described above), (iv) extends the term of any award granted under the LTIP beyond its original expiration date (except where an expiration date would have fallen within a black-out period applicable to the participant or within five business days following the expiry of such a black-out period), (v) permits awards to be transferred to a person other than a Permitted Assign or other than for normal estate settlement purposes, or (vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Alithya.

The Board may, without shareholder approval, amend the LTIP for purposes of, (a) making any amendments to the general vesting provisions or restricted period of each Award; (b) making any amendments to the termination of employment or director mandate; (c) making any amendments to add covenants of Alithya for the protection of an employee or director, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the employee or director; (d) making any amendments not inconsistent with the LTIP as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the employee or director it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an employee or director resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the employee or director; or (e) making such changes or corrections which, on the advice of counsel to Alithya, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the employees or directors.

RECENT AMENDMENTS

On February 13, 2023, upon recommendation of the Human Capital and Compensation Committee, the LTIP was amended by the Board to: (i) address compliance with applicable employment standards legislation and update plan provisions to limit Company liability in respect of employment law, (ii) modify the definition of “Market Price” (which is used, among others, for the determination of the exercise price of options and share appreciation rights) so that it refers to the volume weighted average price of the subordinate voting shares on the TSX for the five-trading days ending on and including the day that is immediately prior to the date of grant, instead of the closing price of the subordinate voting shares on the TSX on the business day immediately prior to the date of grant, (iii) confirm that vested awards of RSUs and PSUs will be valued for settlement purposes in accordance with the market price and that dividend equivalents will continue to be calculated based on the closing price of the shares on the business day immediately prior to the dividend record date, (iv) give the Board discretion to deviate from the provisions of the LTIP which apply and impact awards held by a participant in the event of a termination, (v) permit the Board to determine in the event of a retirement that options or share appreciation rights may remain

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      50

exercisable for more than 90 days following the later of (a) the date such options or share appreciation rights vest and (b) the employee’s termination date (but not longer than the original expiry date), (vi) confirm that awards are not affected when participants transfer between the Company and its affiliates unless the Board determines otherwise, (vii) expressly permit the Company to appoint one or more administrative agents to assist in the administration of the LTIP, and (viii) make various minor changes to the text of the LTIP to improve clarity and consistency in the use of the language.

Pursuant to the terms of the LTIP, the Board determined that no shareholder approval was required to make such amendments.

Employee Share Purchase Plan

The following summary describes the material terms of the ESPP. It is, however, not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP.

PURPOSE AND SCOPE

The purpose of the ESPP is to encourage and assist eligible employees of Alithya to acquire a proprietary interest in Alithya by providing such eligible employees with a convenient and regular method of acquiring subordinate voting shares. The ESPP enables participants to make regular personal investments in subordinate voting shares by way of payroll deduction. The ESPP also provides for matching employer contributions, up to a certain amount, that are also invested in subordinate voting shares.

ADMINISTRATION

The ESPP is administered by the Board in its sole and complete authority. Subject to applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers of the Board under the ESPP. Alithya has appointed TSX Trust Company as administrative agent to assist in the administration of the ESPP, including to purchase subordinate voting shares in the open market and hold them on behalf of participants as well as maintain records respecting such shares.

ELIGIBILITY

All permanent employees of Alithya or any designated affiliate are eligible to participate in the ESPP. Alithya reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the ESPP at any time.

TERMINATION

A participant’s participation in the ESPP shall be terminated immediately upon (i) the participant’s death, (ii) the participant’s cessation of active employment for any reason (including retirement or permanent disability) with Alithya or a designated affiliate, (iii) any judgment, attachment, garnishment or other court order affecting the participant’s compensation or the participant’s account under the ESPP is filed or levied upon Alithya, the employer or the administrative agent, or the participant is legally adjudged incompetent or becomes bankrupt, or (iv) the employer ceases to be a designated affiliate of Alithya. A participant may also elect voluntarily to terminate his or her participation at any time.

NO ASSIGNMENT

The interest of any participant under the ESPP is not transferable, assignable or alienable by pledge, assignment or in any manner whatsoever.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The ESPP may be amended by the Board at any time in accordance with applicable securities laws or stock exchange rules, and without shareholder approval unless required by such laws or rules. The Board may also suspend the ESPP in whole or in part from time to time or terminate it at any time. However, any amendment, suspension or termination shall not adversely affect the entitlement of the participants to the full balance of their accounts, without their written consent.

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      51

Schedule B | Mandate of the Board

MANDATE FOR THE BOARD OF DIRECTORS

GENERAL

The board of directors (the “Board”) of Alithya Group Inc. (the “Company”) is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

COMPOSITION

The Board shall be constituted at all times of a majority of directors who are independent directors within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards (the “Company’s Director Independence Standards”).

RESPONSIBILITIES

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for the day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit and Risk Management Committee, the Corporate Governance and Nominating Committee, and the Human Capital and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to the following categories:

APPOINTMENT AND COMPENSENTATION OF OFFICERS

1.

The Board is responsible for approving the appointment of the Chief Executive Officer, other executive officers and other officers of the Company, following a review of the recommendations of the Human Capital and Compensation Committee.

2.

In approving the appointment of the Chief Executive Officer, other executive officers and other officers, the Board shall, to the extent feasible, satisfy itself as to the integrity of these individuals and ensure that they create a culture of integrity throughout the Company.

3.

The Board shall also annually review and approve, on the recommendation of the Human Capital and Compensation Committee, the compensation of the Company’s executive officers (including the Chief Executive Officer) as well as their objectives and the position description of the Chief Executive Officer.

4.

The Board may from time to time authorize certain officers to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall, however, be reviewed by and are subject to the prior approval of the Board.

5.	The Board oversees that succession planning programs are in place, including programs to train and develop management.

BOARD ORGANIZATION

6.

The Board will receive recommendations from the Corporate Governance and Nominating Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the position description and selection of the Chair of the Board and Lead Director, candidates nominated for election to the Board, committee and committee chair appointments, committees and Board mandate and charters as well as their work program, and director compensation. On an annual basis, the Board shall also, on the recommendations of the Corporate Governance and Nominating Committee, review the directors’ independent status and expertise as well as confirm that all members of the Audit and Risk Management Committee are “financially literate” and that at least one member is an “audit committee financial expert” (as such terms are defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and NASDAQ), review the Board’s skills matrix, assess the overall performance of the Board, review major changes in the directors’ principal occupation and review other board memberships.

7.

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations, and the oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

8.	The Board shall annually review and approve a calendar for the meetings of the Board and its committees.

9.	The Board shall maintain and periodically review a Board orientation program for new directors as well as a Board continuing education program for directors in office.

STRATEGIC PLANNING

10.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

ALITHYA  |   Schedule B | Mandate of the Board      52

11.

The Board is responsible for reviewing, providing input to, and approving, on an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

MONITORING OF FINANCIAL PERFORMANCE AND OTHER FINANCIAL REPORTING MATTERS

12.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

13.

The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

14.

The Board is responsible for approving the audited annual financial statements and the non-audited interim financial statements as well as the notes, Management’s Discussion and Analysis and press release accompanying such financial statements.

15.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

RISK MANAGEMENT

16.

The Board is responsible for overseeing the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

POLICIES AND PROCEDURES

17.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

18.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

COMMUNICATIONS AND REPORTING

19.

The Board has approved a disclosure policy which addresses communications with shareholders, employees, financial analysts, governments and regulatory authorities, and the public in general and will review it on an annual basis.

20.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(c)	reporting annually to shareholders on its stewardship for the preceding year, including reviewing and approving the Company’s management circular and other material disclosure documents; and

(d)	overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

MEETINGS

21.	The Board will meet as often as necessary and in accordance with the Company’s bylaws.

DATED November 1, 2018, as amended on November 12, 2019, November 11, 2020 and November 9, 2022.

ALITHYA  |   Schedule B | Mandate of the Board      53